EXHIBIT 10.1

STOCK PURCHASE AGREEMENT

by and among

STORA ENSO OYJ,

STORA ENSO NORTH AMERICA, INC.

and

NEWPAGE HOLDING CORPORATION

Dated as of September 20, 2007

i

(continued)

(continued)

(continued)

v

Exhibits:

Exhibit A:	Closing Date Working Capital Methodology
Exhibit B:	Form of Securityholders Agreement
Exhibit C:	Pulp Supply Agreement Term Sheet
Exhibit D:	Equity Capitalization of Purchaser and Holdco
Exhibit E:	Form of Holdco Note Term Sheet
Exhibit F:	Corenso Agreements Term Sheet
Exhibit G:	Repurchase Unwind
Exhibit H:	Repurchase Agreements

Term	Section
Accounting Firm	1.04(c)
Affiliate	10.02(a)
Agreed Remediation Activity	10.02(a)
Agreement	Preamble
Air Compliance Costs	10.02(a)
Air Compliance Matters	10.02(a)
Alternative Financing	5.09(c)
Antitrust Termination Fee	8.03(c)
Balance Sheet	3.05(a)
Balance Sheet Date	3.05(a)
Base Purchase Price	1.01(a)(A)
Bridge Loan	10.02(a)
Business	10.02(a)
Business Day	10.02(a)
Canadian Company Pension Plan	10.02(a)
Canadian Company Plan	10.02(a)
Cap	9.01(b)(iii)
Cash Purchase Price	1.02(a)(i)
CERCLA	10.02(a)
Claim Notice	9.03(a)
Closing	1.02(a)
Closing Date	1.02(a)
Closing Date Net Indebtedness	1.04(a)
Closing Date Working Capital	1.04(a)
Commitment Letter	4.13(a)
Commitments	5.04(d)
Company	Preamble
Company Affiliated Group	3.08(a)
Company Disclosure Schedule	Article 3
Company Material Adverse Effect	10.02(a)
Company Permits	3.11
Company Plans	3.12(a)
Company Policies	3.17
Competition Act (Canada)	10.02(a)
Confidentiality Agreement	5.03(a)
Contract	10.02(a)
Control	10.02(a)
Controlled	10.02(a)
Controlling	10.02(a)
Corenso Agreements	1
Credit Support Obligation	3.16(b)
Current Pulp Supply Contracts	5.18(a)
DOJ	5.04(b)
Environment	10.02(a)
Environmental Claim	10.02(a)

Term	Section
Environmental Conditions	10.02(a)
Environmental Damages	10.02(a)
Environmental Laws	10.02(a)
Environmental Permit	10.02(a)
Equity Interests	3.02(b)
ERISA	3.12(a)
Estimated Closing Date Net Indebtedness	1.01(b)
Estimated Working Capital Adjustment	1.01(b)
Excluded Assets	5.14
Excluded Taxes	5.10(b)
Fair Market Value	5.11(e)
FERC	10.02(a)
Final Closing Date Net Indebtedness	1.04(d)
Final Working Capital Adjustment	1.04(d)
Financial Statements	3.05(a)
Financing	4.13(a)
Financing Commitments	4.13(a)
FPA	10.02(a)
FTC	5.04(b)
Fundamental Representations	9.02(a)
GAAP	10.02(a)
Governmental Entity	10.02(a)
Gross-up Ratio	10.02(a)
Guarantee	4.13(c)
Hazardous Materials	10.02(a)
Hazardous Materials Liability	10.02(a)
Holdco Shares	1.02(a)
HSR Act	2.04(a)
IFRS	10.02(a)
Indebtedness	10.02(a)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Initiation Date	10.02(a)
Intellectual Property Agreement	Recitals
Intellectual Property Rights	10.02(a)
Investment Canada Act	10.02(a)
IRS	3.12(b)
ITA	3.08(q)
Knowledge of Purchaser	10.02(a)
Knowledge of Seller	10.02(a)
Laws	10.02(a)
Lease Agreement	5.10(b)
Leased Property	3.09(b)
Legal Proceedings	10.02(a)
Liabilities	3.06
Lien	10.02(a)

Term	Section
Losses	10.02(a)
Marketing Period	10.02(a)
Material Company Contract	3.16(j)
Material Purchaser Contract	4.11
Net Indebtedness	10.02(a)
Non-compliance	10.02(a)
Notice of Dispute	1.04(b)
Order	3.10
Organizational Documents	2.04
Owned Property	3.09(a)
Participation Agreement	5.10(b)
Parties	Preamble
Party	Preamble
Permitted Liens	10.02(a)
Person	10.02(a)
Phase II Environmental Assessment	5.03(a)
Pre-Closing Tax Period	10.02(a)
Pre-Closing Tax Period Taxes	10.02(a)
Proceeding	9.03(a)
PSCW	2.04(a)
Pulp Supply Agreement	Recitals
Purchaser	Preamble
Purchaser Audited Financial Statements	4.05(b)
Purchaser Balance Sheet	4.05(b)
Purchaser Disclosure Schedule	Article 4
Purchaser Financial Statements	4.05(b)
Purchaser Group	5.03(a)
Purchaser Indemnified Persons	9.01(a)
Purchaser Material Adverse Effect	10.02(a)
Purchaser Permits	4.09
Purchaser SEC Reports	4.05(a)
Purchaser Unaudited Financial Statements	4.05(b)
R&D Credit or Refunds	3.08(t)
Real Property	3.09(b)
Real Property Leases	3.09(b)
Registered Intellectual Property Right	3.14(a)
Regulation S-X	3.05(a)
Regulation S-X Financial Statements	5.03(c)(iii)
Related Documents	10.02(a)
Release	10.02(a)
Remediation Activities	10.02(a)
Representatives	10.02(a)
Required Information	5.09(a)
Required Removal Title Objections	5.08(c)
Retained Litigation	10.02(a)
Sale Lease-Back	5.10(b)

Term	Section
Securities Act	2.07
Securityholders Agreement	Recitals
Seller	Preamble
Seller Disclosure Schedule	Article 2
Seller Environmental Indemnity Matters	9.07(a)
Seller Guarantee	3.18(a)
Seller Indemnified Persons	9.01(c)
Seller Policies	3.17
Seller Proceeding	7.05(a)
Seller Stock Options	5.10(e)
Settlement Proposal	10.02(a)
Shared Contracts	5.07(a)
Shares	Recitals
Site Contamination	10.02(a)
Solvent	10.02(a)
Sponsor	4.13(c)
Stub Period Financial Statements	5.03(c)(ii)
Subsidiary	10.02(a)
Target Working Capital	10.02(a)
Tax	10.02(a)
Tax Asset	10.02(a)
Tax Contest	7.05(a)
Tax Refund	10.02(a)
Tax Return	10.02(a)
Termination Date	8.01(e)
Termination Fees	8.03(c)
Third Party	10.02(a)
Third-Party Claim	9.03(a)
Timberlands	10.02(a)
Title Company	5.08(a)
Title Defects	5.08(c)
Title Objections	5.08(c)
Titled Property	5.08(a)
Transfer Taxes	7.07
Transition Services Agreement	Recitals
U.S. Company Plans	3.12(a)
Working Capital Adjustment	1.04(a)

x

This Stock Purchase Agreement (this “Agreement“) dated as of September 20, 2007, is made and entered into by and among Stora Enso Oyj, a corporation incorporated under the Laws of the Republic of Finland (“Seller“), Stora Enso North America, Inc., a Delaware corporation (the “Company“), and NewPage Holding Corporation, a Delaware corporation (“Purchaser“). Seller, the Company and Purchaser are sometimes referred to herein individually as a “Party“ and collectively as the “Parties“.

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding common stock of the Company, par value $1.00 (the “Shares“);

WHEREAS, the Shares represent all of the issued and outstanding equity interests in the Company;

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, all of the Shares, on the terms and conditions set forth herein;

WHEREAS, prior to the Closing, Purchaser will cause to be formed a new Delaware corporation (“Holdco”) that (i) will acquire all of the outstanding common stock of Purchaser in exchange for shares of common stock of Holdco and (ii) concurrently with the Closing issue to Seller the Holdco Shares and the Holdco Note and the parties hereto will treat such transactions as exchanges described in Section 351 of the Code;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, Sponsor has provided the Guarantee in favor of Seller; and

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, (i) concurrently with the execution of this Agreement, the Parties have entered into a Transition Services Agreement, dated as of the date hereof (the “Transition Services Agreement“) and an Intellectual Property Agreement, each dated as of the date hereof (the “Intellectual Property Agreement“) and (ii) at the Closing, Holdco, Seller and the other holders of Holdco common stock will enter into the Securityholders Agreement, substantially in the form attached hereto as Exhibit B (the “Securityholders Agreement“), a Pulp Supply Agreement containing the terms attached hereto as Exhibit C (the “Pulp Supply Agreement“) and the agreements contemplated by Exhibit F (the “Corenso Agreements“).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

SECTION 1.01. Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, assign, transfer and deliver to Purchaser at Closing, and Purchaser agrees to purchase and accept delivery from Seller of, all of the Shares, which Shares shall constitute all of the outstanding equity securities of the Company, free and clear of all Liens (other than Liens created by this Agreement and those Liens created by Purchaser or any of its Subsidiaries or pursuant to applicable securities law restrictions).

SECTION 1.02. Consideration. (a) As consideration for the Shares, the Purchaser shall:

(i) pay to Seller, in the manner described herein, an amount of cash equal to (the “Cash Purchase Price“):

(A) $1,500,000,000 (the “Base Purchase Price“),

(B) minus the Final Closing Date Net Indebtedness,

(C) plus the Final Working Capital Adjustment, and

(ii) cause Holdco to issue, transfer and deliver to Seller newly issued shares of Common Stock, par value $0.01 per share, of Holdco (the “Holdco Shares“), free and clear of Liens (other than Liens created by the Securityholders Agreement and those Liens created by Seller or any of its Subsidiaries or pursuant to applicable securities law restrictions), such that the equity capitalization of Holdco as of the completion of the Closing on the Closing Date, on both outstanding and fully diluted bases are as set forth in Exhibit D; and

(iii) cause Holdco to issue to Seller a promissory note containing the terms set forth in Exhibit E (the “Holdco Note”).

(b) Not less than three Business Days prior to Closing, Seller shall prepare and deliver to Purchaser a certificate that sets forth Seller’s good faith estimate (together with reasonably detailed back-up data to support such estimate) of (i) the Closing Date Net Indebtedness (such estimate, the “Estimated Closing Date Net Indebtedness“) and (ii) the Working Capital Adjustment (such estimate, the “Estimated Working Capital Adjustment“). The Estimated Closing Date Net Indebtedness and the Estimated Working Capital Adjustment shall be prepared in accordance with the methodologies for preparing the Final Closing Date Net Indebtedness and the Final Working Capital Adjustment. During the preparation and calculation of the Estimated Closing Date Net Indebtedness and Estimated Working Capital Adjustment, Seller shall, and shall cause its Subsidiaries, to afford Purchaser a reasonable opportunity to review the preparation of Estimated Closing Date Net Indebtedness and Estimated Working Capital Adjustment.

(c) At Closing, Purchaser shall deliver to Seller, an amount in cash (such amount, the “Estimated Cash Purchase Price”) equal to (i) the Base Purchase Price minus (ii) the Estimated Closing Date Net Indebtedness plus (iii) the Estimated Working Capital Adjustment. Such payment shall be made at the Closing by wire transfer of immediately available U.S. funds to an account to be specified in a written notice delivered by Seller to Purchaser at least three Business Days prior to the Closing.

SECTION 1.03. Closing; Proceedings at Closing. (a) The closing of the transactions contemplated hereby (the “Closing“) shall be held at 9:30 a.m. (New York City time) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York on the date (such date, the “Closing Date“) that is specified by the Parties, but no later than the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article VI of this Agreement (other than the conditions which can only be fulfilled on the Closing Date, but subject to the waiver or fulfillment of these conditions on such date) or at such other place, time and/or date as the Parties may otherwise agree in writing; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI, the Parties shall not be required to effect the Closing until the earlier of (x) a date during the Marketing Period specified by Purchaser on no less than three Business Days’ notice to Seller and (y) the final day of the Marketing Period, subject in each case to the satisfaction and waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso. The Closing will be deemed to have occurred as of 12:01 a.m. New York City time on the Closing Date.

(b) At the Closing, Purchaser shall deliver to Seller:

(i) the Estimated Cash Purchase Price;

(ii) share certificates in the name of Seller representing the Purchaser Shares, free and clear of all Liens (other than Liens created by the Securityholders Agreement and those Liens created by Seller or any of its Subsidiaries or pursuant to applicable securities law restrictions);

(iii) the amount, not to exceed the amount obtained by subtracting Closing Date Net Indebtedness (other than the Bridge Loan) from the Base Purchase Price, owed by the Company under the Bridge Loan and payable in accordance with a duly executed pay-off letter satisfying the requirements of Section 5.17 (which amount shall be included in Closing Date Net Indebtedness);

(iv) the certificate specified in Section 6.01(e);

(v) a certificate from Purchaser, dated as of the Closing Date, certifying that the equity capitalization of Holdco and Purchaser upon, and after giving effect to, the Closing is as set forth on Exhibit D hereto;

(vi) a certificate from Purchaser dated as of the Closing Date, to the effect that Purchaser is not a foreign person pursuant to Treasury Regulation Section 1.1445-2(b)(2);

(vii) a receipt duly executed by Purchaser acknowledging receipt of the Shares;

(viii) a duly executed counterparty of each Related Document that is to be executed by Purchaser or Holdco on the Closing Date;

(ix) the duly executed Holdco Note in customary form;

(x) a certificate from Purchaser, dated as of the Closing Date, certifying that the amount of Closed System Payout is zero; and

(xi) all other documents, instruments and writings (but not legal opinions) reasonably requested in writing with reasonable advance notice to be delivered by Seller at or prior to the Closing pursuant to this Agreement or otherwise herewith.

(c) At the Closing, Seller will deliver to Purchaser:

(i) share certificates representing all of the Shares, free and clear of all Liens (other than those created by this Agreement and those Liens created by Purchaser or any of its Subsidiaries or pursuant to applicable securities law restrictions), which certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers;

(ii) the certificates specified in Section 6.02(e) and (f);

(iii) resignations and releases from each of the directors of the Company and each of its Subsidiaries who are also employees of Seller, in each case, effective as of the Closing;

(iv) a certificate from the Company dated as of the Closing Date to the effect that the Company is not a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code and that no interest in the Company is a United States real property interest, in accordance with Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h);

(v) the payoff letters required by Section 5.17 (Indebtedness);

(vi) a receipt duly executed by Seller acknowledging the receipt of the Estimated Cash Purchase Price, the Holdco Shares and the Holdco Note referenced in Sections 1.03(b)(i), (ii), and (ix);

(vii) a duly executed counterparty of each Related Document that is to be executed by Seller, the Company or any of their respective Subsidiaries on the Closing Date; and

(viii) all other documents, instruments and writings (but not legal opinions) reasonably requested in writing with reasonable advance notice to be delivered by Purchaser at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

(d) All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents deemed executed or delivered until all have been taken, executed and delivered.

(e) With respect to directors of the Company and each of its Subsidiaries who are not employees of Seller, Seller shall use its reasonable best efforts to remove all such directors as of the Closing upon Purchaser’s request and to cause such directors to deliver at the Closing their resignations and releases.

SECTION 1.04. Post-Closing Adjustment. (a) Within 60 calendar days following the Closing, Purchaser shall prepare and deliver to Seller a statement setting forth Purchaser’s calculation of (i) the Working Capital Adjustment and (ii) the Closing Date Net Indebtedness. The calculation of the Closing Date Working Capital shall be prepared in accordance with GAAP applied in a manner consistent with the audited Financial Statements and by otherwise applying the same methodologies and accounting policies used in and otherwise on a basis consistent with the preparation of the audited Financial Statements, in all cases, except to the extent otherwise expressly provided in Exhibit A. The calculation of Closing Date Net Indebtedness shall be prepared in accordance with the definition of “Closing Date Net Indebtedness”. The “Working Capital Adjustment“ means an amount (which amount may be positive or negative) equal to the Closing Date Working Capital minus the Target Working Capital. “Closing Date Working Capital“ means the net amount, as of the Closing (but without giving effect to any actions of Purchaser, or to actions of the Company or its Subsidiaries taken at the Closing that are contemplated by this Agreement) of the accounts of the Company and its Subsidiaries, on a consolidated basis and excluding the Excluded Assets and related Liabilities, determined in accordance with Exhibit A (for the avoidance of doubt, amounts included in the determination of the Closing Date Net Indebtedness shall be excluded from the determination of the Closing Date Working Capital). “Closing Date Net Indebtedness“ means Net Indebtedness of the Company and its Subsidiaries as of the Closing Date. For purposes of illustration, Exhibit A sets forth the calculation, from the combined balance sheet of the Company and its Subsidiaries as at December 31, 2006, of what the Closing Date Working Capital would be if the Closing Date had been December 31, 2006. The calculation of Closing Date Working Capital shall be prepared without giving effect to any actions of the Purchaser, or to any actions of the Company or its Subsidiaries taken at the Closing that are contemplated by this Agreement.

(b) Seller shall have 30 calendar days following receipt of the statement referred to in Section 1.04(a) to deliver to Purchaser a written notice (a “Notice of Dispute“) that Seller disputes Purchaser’s calculation of any of the amounts or any portion of the amounts set forth therein, which Notice of Dispute shall set forth in reasonable detail the basis for each element of such dispute. If Seller does not deliver a Notice of Dispute on or before the expiration of such 30-day period (or if Seller notifies Purchaser in writing that there is no such dispute), the calculations prepared by Purchaser shall be deemed to be final, binding and conclusive. In the event Seller delivers a Notice of Dispute with respect to only certain of the amounts or certain portions of the amounts set forth therein but not others, then any undisputed amount or portion thereof shall be deemed to be final, binding and conclusive. In the event

Seller delivers a Notice of Dispute to Purchaser, then Seller and Purchaser shall cooperate in good faith to resolve any such dispute as promptly as possible. During such 30-day period, Purchaser shall provide Seller reasonable access to the Purchaser’s and the Company’s personnel, properties and records relevant to the calculation of the Working Capital Adjustment and the Closing Date Net Indebtedness (subject to the execution of customary work paper access letters if requested).

(c) In the event that Purchaser and Seller are unable to resolve all such disagreements on or before the 30th calendar day following the delivery of such Notice of Dispute, Purchaser and Seller shall retain Deloitte & Touche LLP, or if Deloitte & Touche LLP is unable or unwilling to be retained, then such other nationally recognized independent public accounting firm upon whom Purchaser and Seller may mutually agree (such accounting firm being referred to as the “Accounting Firm“), to resolve all such disagreements. The Accounting Firm may only resolve disagreements as to matters covered by the Notice of Dispute. All matters not covered by the Notice of Dispute shall be deemed to be final, binding and conclusive. The determination by the Accounting Firm shall be final, binding and conclusive on both Seller and Purchaser. Each of Purchaser and Seller shall promptly provide their assertions regarding the Working Capital Adjustment and the Closing Date Net Indebtedness, as the case may be, in writing to the Accounting Firm and to each other. Purchaser and Seller shall each pay the fees and disbursements of their respective internal and independent accountants and other personnel incurred in the initial preparation, review and final determination of the Working Capital Adjustment and the Closing Date Net Indebtedness, as the case may be. All fees and expenses relating to the work, if any, to be performed by the Accounting Firm shall be borne pro rata as between Seller, on the one hand, and Purchaser, on the other, in proportion to the allocation of the dollar value of the amounts in dispute between Seller and Purchaser made by the Accounting Firm such that the prevailing Party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. The Accounting Firm shall be instructed to render its determination as soon as reasonably possible (which the Parties hereto agree should not be later than 90 calendar days following the day on which the disagreement is referred to the Accounting Firm). The Accounting Firm shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to any third parties (other than any designated authorized Representative of a Party). The Accounting Firm shall base its determination solely on the written submissions of the parties and shall not conduct an independent investigation. The Parties agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced.

(d) For purposes of this Agreement, (i) the “Final Working Capital Adjustment“ (which amount may be a positive or negative number) shall mean the Working Capital Adjustment as finally determined in accordance with this Section 1.04 and (ii) “Final Closing Date Net Indebtedness“ shall mean the Closing Date Net Indebtedness as finally determined in accordance with this Section 1.04.

(e) Upon final determination of the Final Working Capital Adjustment:

(i) if the Final Working Capital Adjustment exceeds the Estimated Working Capital Adjustment, Purchaser shall cause the Company to deliver to Seller the amount of such difference; or

(ii) if the Estimated Working Capital Adjustment exceeds the Final Working Capital Adjustment, Seller shall deliver to Purchaser (or at the Purchaser’s direction, to the Company) the amount of such difference.

(f) Upon final determination of the Final Closing Date Net Indebtedness:

(i) if the Final Closing Date Net Indebtedness exceeds the Estimated Closing Date Net Indebtedness, Seller shall deliver to Purchaser (or at the Purchaser’s direction, to the Company) the amount of such difference; or

(ii) if the Estimated Closing Date Net Indebtedness exceeds the Final Closing Date Net Indebtedness, Purchaser shall cause the Company to deliver to Seller the amount of such difference.

(g) All payments under Sections 1.04(e) and (f) shall be made, together with interest on such amount from the Closing Date to the date of payment at a per annum rate equal to the JPMorgan Chase prime rate (determined as of the Closing Date), by wire transfer of immediately available funds to an account specified in writing by the receiving Party.

SECTION 1.05. Closing Date Equity Capitalization. Purchaser shall cause Holdco upon, and after giving effect to, the Closing, to have the equity capitalization (on an issued and outstanding basis and on a fully diluted basis) as set forth on Exhibit D and to have Organizational Documents substantially in the form of Purchaser’s Organizational Documents as modified in accordance with Article V of the Securityholders Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in a correspondingly numbered section of the disclosure schedule (the “Seller Disclosure Schedule“) delivered by Seller to Purchaser prior to the execution of this Agreement (it being understood that the listing or setting forth of an item in one section of Seller Disclosure Schedule pertaining to the representations and warranties shall be deemed to be a listing or setting forth in another section or sections of Seller Disclosure Schedule pertaining to the representations and warranties if and only to the extent that such information is reasonably apparent on its face to be so applicable to such other section or sections) and except for the Excluded Assets, Seller represents and warrants as of the date hereof and as of the Closing (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, which representations and warranties shall speak solely as of the specified date), subject to the standards established in Section 10.01(a), to Purchaser as follows:

SECTION 2.01. Organization; Standing. Seller is a legal entity duly and validly constituted, organized, existing and, if applicable, in good standing under the Laws of its jurisdiction of organization and has all full power and authority (including all entity power and authority) to own, operate or lease its properties and to carry on its business as currently conducted.

SECTION 2.02. Authorization. Seller has all requisite entity power and authority to execute, deliver and perform this Agreement and the Related Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and such Related Documents have been duly and validly authorized by all necessary corporate proceedings on the part of Seller.

SECTION 2.03. Ownership of Shares. Seller is the sole record, legal and beneficial owner of all the issued and outstanding Shares, free and clear of all Liens (other than those Liens created by this Agreement and those Liens created by Purchaser or any of its Subsidiaries or pursuant to applicable securities law restrictions).

SECTION 2.04. No Conflict; Required Filings and Consents. (a) None of the execution, delivery and performance by Seller of this Agreement and each Related Document to which Seller is a party, the consummation by Seller of the transactions contemplated hereby or thereby or the compliance by Seller with, or the fulfillment by Seller of, the terms, conditions or provisions hereof or thereof (i) violates any provision of the organizational or other similar governing documents (“Organizational Documents“) of Seller; (ii) conflicts with, breaches, constitutes a default or an event of default (with or without notice or lapse of time or both) under any of the terms of, results in the termination or accelerates the maturity of any agreement or any obligation under, or results in the loss or impairment of any right or benefit under, any Contract to which Seller is a party or by which any of its assets may be bound or affected or from which it receives any benefit; (iii) will result in the creation or imposition of any Lien on the Shares (other than those Liens created by this Agreement and those Liens created by Purchaser or any of its Subsidiaries or pursuant to applicable securities law restrictions).; or (iv) subject to the making of a filing or the expiration, waiver or termination of applicable waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act“), the Competition Act (Canada) and/or the Investment Canada Act, such authorizations, consents and clearances required by FERC under Sections 203 and 204 of the FPA, the Public Service Commission of Wisconsin (“PSCW“) and the Province of Nova Scotia and disclosure requirements of applicable securities Laws and stock exchange rules, violates any Law to which Seller is subject or by which any of its assets are bound or affected.

(b) Other than as referenced in Section 2.04(a)(iv), no consent, waiver, approval, Order, license, franchise, authorization of, or declaration, registration or filing with, or notification to, any Person is required in connection with the execution, delivery or performance by Seller of this Agreement or any Related Document to which it is a party or the consummation by Seller of the transactions contemplated hereby or thereby.

(c) As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates relating to this Agreement or any Related Document to which Seller or any of its Affiliates is a party or any of the transactions contemplated hereby or thereby.

SECTION 2.05. Authorization; Enforceability. Each of this Agreement and the Related Documents to which Seller is a party has been (or in case of Related Documents not executed as of the date hereof, will have been as of the Closing Date) duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof and thereof by Purchaser, constitutes (or in case of Related Documents not executed as of the date hereof, will constitute as of the Closing Date) a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity.

SECTION 2.06. Brokers, Finders and Investment Bankers. Neither Seller nor any of its Affiliates has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement except for those whose fees, costs, expenses, indemnification and other rights shall be the exclusive responsibility of Seller.

SECTION 2.07. Investment Intent. Seller acknowledges that the Holdco Note and the Holdco Shares have not been registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act“) and that the Holdco Note and the Holdco Shares may not be resold absent such registration or unless an exemption is available. Seller is acquiring the Holdco Note and the Holdco Shares for its own account, for investment purposes only and not with a view toward distribution thereof. Seller is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

SECTION 2.08. Disclaimer of Warranties. Except as to those matters expressly covered by the representations and warranties in Article IV or elsewhere in this Agreement or the Related Documents to which it is a party, Seller disclaims reliance on any, representations and warranties, whether express or implied, including, without limitation, in connection with management presentations, information memoranda and supplements, data room materials, due diligence materials, and information and materials conveyed, provided or made available by or on behalf of Purchaser or any of its Representatives in connection with any “reverse due-diligence” process and any investigations conducted prior to the execution of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in a correspondingly numbered section of the disclosure schedule (the “Company Disclosure Schedule“) delivered by Seller to Purchaser prior to the execution of this Agreement (it being understood that the listing or setting forth of an item in one section of the Company Disclosure Schedule pertaining to the representations and warranties shall be deemed to be a listing or setting forth in another section or sections of the Company Disclosure Schedule pertaining to the representations and warranties if and only to the extent that such information is reasonably apparent on its face to be so applicable to such other section or sections) and, except for the Excluded Assets (other than with respect to Sections 3.05 and 3.11 hereto), the Company represents and warrants as of the date hereof and as of the Closing (except for the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, which representations and warranties shall speak solely as of the specified date), subject to the standards established in Section 10.01(b), to Purchaser as follows:

SECTION 3.01. Organization; Authority and Qualification. Each of the Company and its Subsidiaries is a legal entity duly and validly constituted, organized, existing and, if applicable, in good standing under the Laws of its jurisdiction of organization and has full power and authority (including all entity power and authority) to own, operate or lease its properties and to carry on its business as currently conducted. The Company has all corporate power and authority to enter into this Agreement and each Related Document to which it is a party and to perform its obligations hereunder and thereunder. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary. Section 3.01 of the Company Disclosure Schedule sets forth a true, correct and complete list of all jurisdictions where the character of the properties owned, operated or leased, or the nature of the activities conducted, by the Company or any of its Subsidiaries make such qualification and good standing necessary. The Company has made available to Purchaser copies of (i) the charter and bylaws or other governing documents of each of the Company and its Subsidiaries, as amended to the date of this Agreement and (ii) the minutes of all meetings of the stockholders, the Board of Directors (or the equivalent thereof) and each committee thereto of the Company and each of the Company’s Subsidiaries, held between January 1, 2005 and the date hereof (subject to any redaction required by applicable Law governing the exchange of information between competitors or required to protect any applicable privilege).

SECTION 3.02. Capitalization; Subsidiaries. (a) The authorized capital stock of the Company consists of 3,000 Shares, of which 2,259 Shares are duly authorized, issued and outstanding, fully paid, nonassessable and were not issued in violation of preemptive rights.

(b) Section 3.02(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company. Section 3.02(b) of the Company Disclosure Schedule also sets forth a true, correct and complete list of each Person in whom the Company directly or indirectly owns any capital stock, membership interest, partnership interest, joint venture interest or other equity interest (such stock or interests, the “Equity Interests“). The Company or a wholly-owned Subsidiary of the Company is the record, legal and beneficial owner of all the outstanding shares of capital stock and all other securities issued by each Subsidiary of the Company, and all of the Equity Interests, free and clear of any Liens (other than those Liens created by this Agreement and those Liens created by Purchaser or any of its Subsidiaries or pursuant to applicable securities law restrictions). Section 3.02(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Person who is a member of the board of directors of the Company or any of its Subsidiaries.

(c) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in the Company or any of its Subsidiaries, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, sell, register or transfer, any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) in the Company or any of its Subsidiaries, (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company or any of its Subsidiaries or (iv) obligations of the Company or any of its Subsidiaries to make any payment based on the value of any securities of the Company or any of its Subsidiaries. In addition, (i) there are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding securities of the Company or any of its Subsidiaries and (ii) there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of capital stock of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any obligation or commitment to provide financing to or make any debt or equity investment in, guarantee the indebtedness of, or provide collateral for, any Person, other than wholly-owned Subsidiaries of the Company and except for loans made by the Company or its Subsidiaries to unaffiliated Persons in the ordinary course of business not in excess of $1,000,000 in the aggregate.

SECTION 3.03. Authorization; Enforceability. Each of this Agreement and the Related Documents to which the Company is a party has been (or in the case of Related Documents not executed as of the date hereof, will have been as of the Closing Date) duly executed and delivered by, and, assuming due and valid authorization, execution and delivery hereof and thereof by the counterparties thereto, constitutes (or in the case of Related Documents not executed as of the date hereof, will constitute as of the Closing Date) a legal, valid and binding obligation of, the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity. The execution, delivery and performance of this Agreement and each Related Document to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate proceedings on the part of the Company.

SECTION 3.04. No Conflicts; Required Consents and Filings. (a) None of the execution and delivery by the Company of this Agreement and each Related Document to which the Company is a party, the consummation by the Company of the transactions contemplated hereby or thereby or the compliance by the Company with, or the fulfillment by the Company of, the terms, conditions or provisions hereof or thereof (i) violates any provision of the Organizational Documents of the Company, any of its Subsidiaries or any Person in whom the Company holds, directly or indirectly, Equity Interests; (ii) conflicts with, breaches, constitutes a default or an event of default (with or without notice or lapse of time or both) under any of the terms of, results in the termination, accelerates the maturity of any agreement or any obligation under or results in the loss or impairment of any right or benefit under, or creates any Lien on any asset or property of the Company or any of its Subsidiaries under, any Contract to which the Company or any of its Subsidiaries is a party or by which any of its or their assets may be bound or affected; or (iii) other than as referenced in Section 2.04(a)(iv), violates any Law to which the Company or any of its Subsidiaries is subject or by which any of its or their assets are bound or affected.

(b) Other than as referenced in Section 2.04(a)(iv), no consent, waiver, approval, Order, license, franchise, authorization of, or declaration to, registration or filing with, any Person is required in connection with the execution or delivery by the Company of this Agreement or any Related Document to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby.

SECTION 3.05. Company Financial Statements. (a) The audited combined balance sheets as of December 31, 2006 and December 31, 2005 and the audited combined statements of operations and statements of cash flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 for the Company and its Subsidiaries (collectively, the “Financial Statements“) have been delivered to Purchaser and are included in Section 3.05(a) of the Company Disclosure Schedule. The Financial Statements, and the Regulation S-X Financial Statements when delivered will, (a) comply with Regulation S-X of the Securities Act (“Regulation S-X“) and have been prepared in accordance with GAAP on a consistent basis throughout the indicated period and (b) on that basis, present fairly in all material respects the financial position, results of operation and cash flows of the Company and its Subsidiaries at the dates and for the relevant periods indicated, subject in all cases to adjustments that were made to such Financial Statements, and will be made to the Regulation S-X Financial Statements, to exclude the Excluded Assets and related liabilities and results of operations and subject in the case of Stub Period Financial Statements to normal year-end adjustments and to the omission of footnotes. The combined balance sheet of the Company as of December 31, 2006 included in the Financial Statements shall be referred to herein as the “Balance Sheet“ and December 31, 2006 shall be referred to herein as the “Balance Sheet Date.”

(b) The unaudited internal SENA Historical Unadjusted Management Accounts for the quarterly periods ended March 31, 2007 and June 30, 2007, attached as Section 3.05(b) of the Company Disclosure Schedule, have been prepared in accordance with IFRS on a consistent basis throughout the periods presented, and on that basis fairly present in all material respects the EBITDA and pre-tax operating income after goodwill and non-recurring items of the Company and its Subsidiaries (including the results of operations of the Excluded Assets) for the periods presented (subject to normal year end adjustments).

(c) Section 3.05(c) of the Company Disclosure Schedule sets forth an unaudited computation, which is true and correct in all material respects, of the EBITDA of the Company and its Subsidiaries (excluding the results of operations of the Excluded Assets), determined in accordance with US GAAP applied on a consistent basis through the period presented, for the six months ended June 30, 2007 (subject to normal year end adjustments).

SECTION 3.06. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent, or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP (“Liabilities“), other than (a) liabilities that are reflected, reserved for or disclosed in the Financial Statements, (b) liabilities incurred in the ordinary course of business, consistent with past practice, since the Balance Sheet Date that are not material to the Company and its Subsidiaries, taken as a whole, or (c) forward-looking liabilities (but excluding any liabilities arising from any breach that has occurred) under Contracts that either are (i) disclosed in the Company Disclosure Schedule or (ii) not required to be disclosed in the Company Disclosure Schedule because their size, term or subject matter are not covered by any other representations or warranties in this Article III.

SECTION 3.07. Absence of Certain Changes. Since the Balance Sheet Date (a) the Company and its Subsidiaries, taken as a whole, have not suffered any Company Material Adverse Effect and there has not been any change, change in condition, event or development that would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (b) and through the date hereof, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (c) and through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of Section 5.01.

SECTION 3.08. Tax Matters. (a) The Company and each of its Subsidiaries and each affiliated group (within the meaning of Section 1504 of the Code) and combined, consolidated, unitary or similar group (under state, local, provincial or foreign law) of which the Company or any of its Subsidiaries is or has been a member (each, a “Company Affiliated Group“) has (i) timely filed all Tax Returns required to be filed on or before the Closing Date and all such Tax Returns are true, correct and complete in all respects, (ii) timely paid (or there has been paid on its behalf) in full all Taxes due and payable, and (iii) established in the Balance Sheet reserves that are sufficient to cover all liabilities for Taxes assessed, whether or not disputed, or that are accruing for the period covered by such Balance Sheet and all prior periods and fairly present the reserve for Taxes payable in accordance with GAAP applied on a consistent basis as of the date thereof. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business.

(b) (i) There are no federal, state, provincial, local or foreign audits or Legal Proceedings relating to Taxes or any Tax Returns of the Company or any of its Subsidiaries, now pending, and (ii) neither the Company nor any of its Subsidiaries has received any written notice of any threatened or proposed Tax audit, examination, refund litigation, investigation, claim, administrative proceeding or adjustment in controversy with respect to the Company or any of its Subsidiaries.

(c) There are no Liens (other than for Taxes not yet due and payable) for Taxes upon the Company, any of its Subsidiaries, or any assets of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, other than any such customary agreements entered into in the ordinary course of business to indemnify lenders, lessors or security holders in respect of Taxes.

(e) No claim has been made in writing by any authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has agreed nor is it required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local Law by reason of a change in accounting method initiated by it.

(g) Neither the Company nor any of its Subsidiaries (i) has been included in any “consolidated” “unitary” or “combined” Tax Return provided for under the laws of the United States, any foreign jurisdiction or any state or locality, with respect to Taxes for any taxable period for which the statute of limitations has not expired, other than any such Tax Return with respect to which the Company is the common parent corporation, and (ii) has any liability for the Taxes of any person or under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract, other than Taxes of the Company and each of its Subsidiaries pertaining to Tax Returns with respect to which the Company was the common parent corporation.

(h) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(i) All Taxes that the Company and any of its Subsidiaries are or were required by law to withhold or collect with respect to amounts paid or owing to any employee, independent contractor, stockholder creditor or other third party, have been duly withheld or collected and paid over to the proper Governmental Entity.

(j) There are not any waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of the Company, nor any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries has granted any power of attorney with respect to any Tax matter to any Person for any taxable year ending after December 31, 2002.

(l) During the past five years, neither the Company nor any of its Subsidiaries was a distributing or controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(m) At no time in the last 60 months have the shares of capital stock of the Company derived 50% or more of their fair market value, directly or indirectly, from any one or a combination of real property situated in Canada, Canadian resource properties and timber resources or rights in Canada.

(n) The Company and each of its Subsidiaries have complied with all material requirements under Section 482 of the Code and the transfer pricing laws of each state, provincial, local or foreign Tax law.

(o) None of the Company nor any of its Subsidiaries have claimed a reserve for Canadian tax purposes in respect of capital gains, for goods or services to be delivered in the future or revenue not yet received. There are no circumstances existing, which could result in an assessment or re-assessment of Tax in respect of unpaid amounts or debt forgiveness.

(p) Neither the Company, any of its Subsidiaries, nor any Company Affiliated Group is required to include any amount in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale, any closing agreement or any change in method of accounting.

(q) The Company has only one Subsidiary that is resident in Canada for purposes of the Income Tax Act (Canada) R.S.C. 1985, c 1 (5th Supp.), as amended (the “ITA“). The GST registration numbers of each Subsidiary of the Company carrying on business in Canada are set forth on Section 3.08(q) of the Company Disclosure Schedule.

(r) Neither the Company nor its Subsidiaries has, or has been deemed to have for purposes of the ITA or any corresponding taxation legislation of any province of Canada, acquired or had the use of property for proceeds greater than fair market value thereof from, or disposed of property for proceeds less than fair market value thereof to, or received or performed services for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the ITA.

(s) Neither the Company nor any of its Subsidiaries has at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of their share capital) which could have resulted in the application of Section 80 and following of the ITA.

(t) All refunds of taxes or credits claimed with respect to research and development (“R&D Credit or Refunds“) were claimed by the Company and each of its Subsidiaries in accordance with the provisions of the ITA and the relevant provincial legislation, and the Company and each of its Subsidiaries satisfied at all relevant times the relevant criteria and conditions entitling it to such R&D Credit or Refunds.

(u) Set forth on Exhibit H is a true, correct and complete list of the Contracts representing the repurchase arrangement between SENA Corp., Stora Enso North America Canadian Sales, LLC and Stora Enso S.a.r.l., Luxembourg.

SECTION 3.09. Real Property; Personal Property. (a) Section 3.09(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the real property owned in fee by the Company or any of its Subsidiaries including the address of each such property, where available (all real property required to be so listed, including any Timberlands owned in fee by the Company or any of its Subsidiaries, the “Owned Property“). The Company or one of its Subsidiaries has good and marketable fee simple title to each parcel of Owned Property, free and clear of all Liens, except Permitted Liens; provided, however and notwithstanding anything in this Agreement to the contrary, unless an exemption is obtained from the relevant Governmental Entity, title to any Owned Property situated in the Province of Nova Scotia in Canada cannot be transferred (nor can such Owned Property be mortgaged) until such Owned Property has been fully migrated onto that Province’s new land titles system. None of the Owned Property is subject to any material lease, sublease, license or similar agreement that grants to any other Person any right to acquire, lease, use or occupy such Owned Property or any part thereof.

(b) Section 3.09(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all leases, subleases, licenses and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property, including the address of each such property, where available, and where not available, such other customary identification of location (all leases required to be so listed, the “Real Property Leases“; the property governed by such Real Property Leases, including any Timberlands, is referred to herein as “Leased Property“; the Leased Property, together with the Owned Property, is collectively referred to herein as the “Real Property“). The Company has heretofore made available to Purchaser copies of all Real Property Leases (including all written modifications, amendments, supplements, waivers and side letters thereto in the Company’s possession or control). Each Real Property Lease is valid, binding and in full force and effect (provided that the other party thereto has duly authorized and executed the same and subject to application of any bankruptcy or other creditor’s rights laws or by general equitable principles) and, in the case of each Real Property Lease which is a lease or a sublease, creates a valid leasehold estate in the real property subject to such Real Property Lease and, in the case of each Real Property Lease which is a license or other similar agreement, creates a valid right of occupancy or use of the real property subject to such Real Property Lease. All rent and other sums and charges payable by the Company or any of its Subsidiaries, as applicable, as tenant, sublessee or licensee thereunder have been paid or reserved for and, to the Knowledge of Seller, no termination event or condition (other than expiration of such Real Property Lease by its terms on the scheduled termination date, rather than an accelerated termination date) exists under any Real Property Lease. Neither the Company nor any of its Subsidiaries has received any written notice of any default under any Real Property Lease or, with respect to Owned Property, a default under any restrictive covenants, restrictions and conditions affecting the Owned Property and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any Real Property Lease or, with respect to Owned Property, any such restrictive covenants, restrictions or conditions by the Company or any of its Subsidiaries or, to the Knowledge of Seller, any other party. Neither the Company nor any of its Subsidiaries has mortgaged, pledged or otherwise encumbered its leasehold interest in the Real Property Leases. Neither the Company nor any of its Subsidiaries has entered into any material subleases, arrangements, licenses or other agreements that affect all or any portion of the Leased Property, other than the Real Property Leases, and the subleases, arrangements, licenses and other such agreements listed in Section 3.09(b) of the Company Disclosure Schedule.

(c) The Company has not received any written notice of any (i) violations of building codes and/or zoning ordinances or other governmental or regulatory laws affecting the Real Property, or (ii) existing, pending or threatened condemnation proceedings or aboriginal rights title or treaty rights claims affecting the Real Property or the improvements situated thereon or (iii) existing, pending or threatened zoning, building or other moratoria proceedings, restrictive allocations or similar matters, in any case, which could reasonably be expected to adversely affect use of the Real Property or the improvements situated thereon for their current use.

(d) The Company and each of its Subsidiaries are in possession of and have good title to, or have valid leasehold interests in, all tangible personal property used in the business of the Company and each of its Subsidiaries, respectively. All such tangible personal property is owned by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, or is leased under a valid and subsisting lease.

SECTION 3.10. Litigation; Other Proceedings. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened by or against the Company, its Subsidiaries or (solely with respect to the Business) Seller or any of its other Affiliates. As of the Closing Date, there shall be no material Legal Proceedings pending or, to the knowledge of the Seller or any of its other Affiliates threatened by or against the Company, its Subsidiaries or (solely with respect to the Business) Seller or any of its other Affiliates, other than Legal Proceedings that challenge, or question the validity of, this Agreement, any of the Related Documents or any action taken or to be taken by Seller and its Subsidiaries in connection with, or that seek to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby and thereby. None of the Company, its Subsidiaries or (solely with respect to the Business) Seller or any of its other Affiliates is subject to any outstanding order, writ, injunction, ruling, assessment, arbitration award or decree of any Governmental Entity (each, an “Order“).

SECTION 3.11. Compliance with Law; Permits. Neither the Company nor any of its Subsidiaries is, nor has been, in conflict with, in default with respect to or in violation of, any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. The Company and each of its Subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Company Permits“), and all such material Company Permits are set forth in Section 3.11 of the Company Disclosure Schedule. The Company and each of its Subsidiaries are in compliance with the terms of such material Company Permits. For the avoidance of doubt, this Section 3.11 does not apply to environmental matters, which are addressed in Section 3.15.

SECTION 3.12. Employee Benefits Matters. (a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date hereof, of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“), and each employment, bonus, incentive or deferred compensation, stock option or other equity-based, severance, termination, retention, change of control, or other plan, agreement or program, entered into, maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute (such plans, agreements and programs, together with any such plan, agreement or program with respect to which the Company or any of its Subsidiaries may have any liability, herein referred to as the “Company Plans“). Those Company Plans primarily for the benefit of employees who are U.S. citizens or residents are herein referred to as “U.S. Company Plans“.

(b) The Company and each of its Subsidiaries have established, operated and administered each Company Plan in compliance with all applicable Laws and the terms of each such Plan. The terms of each Company Plan are in compliance with all applicable Laws. Each Company Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service (the “IRS“) to such effect and, to the Knowledge of Seller, no fact, circumstance or event has occurred or exists since the date of such determination letter that would adversely affect the qualified status of any such U.S.

Company Plan. There are no pending or, to the Knowledge of Seller, threatened or anticipated Legal Proceedings by, on behalf of or against any of the Company Plans or any assets thereof (other than routine claims for benefits in the ordinary course). Seller has not received notice of any administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entities that are in progress, pending or, to the Knowledge of Seller, threatened.

(c) With respect to any U.S. Company Plans and no event has occurred and no condition exists that would subject the Company or its Subsidiaries, by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m), or (o) of the Code), to any Tax, fine, lien, penalty or other liability imposed by Title IV of ERISA or failure to meet the minimum funding standards of Section 412 of the Code or the related rules and regulations. Except as would not reasonably be expected to result in material liability, no “reportable event” (as such term is defined in section 4043 of ERISA), no nonexempt “prohibited transaction” (as such term is defined in section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any U.S. Company Plan. No U.S. Company Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer” plan (as defined in Section 4063 or 4064 of ERISA).

(d) With respect to any U.S. Company Plan that provides retirees welfare benefits, the accumulated post-retirement benefit obligations of the Company or its Subsidiaries set forth in the actuarial reports dated as of June 2007 provided to the Purchaser and the assumptions used therefore were calculated in accordance with generally accepted actuarial principles.

(e) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any material benefit or compensation becoming due or payable, or required to be provided, to any director or employee of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director or employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in payment under any of the U.S. Company Plans which would not be deductible by reason of Section 280G of the Code or (v) result in the occurrence of a “restricted date” under the SENA Pension Plan or the SENA Pension Plan for Union Members, as such term is defined in such U.S. Company Plans.

(f) With respect to each U.S. Company Plan, the Company has made available true, complete and correct copies of the following (as applicable): (i) the written document evidencing such U.S. Company Plan; (ii) the summary plan description for each U.S. Company Plan for which a summary plan description is required; (iii) the most recent actuarial valuation report, annual report and/or financial statement; (iv) the most recent determination letter from the IRS; (v) the most recent trust agreements; (vi) the most recent Form 5500 required to have been filed with the IRS; and (vii) all material amendments, modifications or supplements to any such document.

(g) Section 3.12(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Canadian Company Plan. With respect to each Canadian Company Plan, each participating employer in a Canadian Company Plan is a Subsidiary. No Canadian Company Plan and no participating employer therein has any obligations under any Canadian Company Plan to provide benefits to any Person who is not an employee or former employee of a participating employer or their beneficiaries therein.

(h) With respect to each of the Canadian Company Plans, in addition to the documents disclosed in Section 3.12(g) of the Company Disclosure Schedule, the Company has made available true, correct and complete copies of each of the following documents (as applicable): (i) if the Canadian Company Plan is funded through any third party funding arrangement other than a trust, a copy of the current agreement governing that arrangement, including all amendments thereto, and the most recent financial information related to such arrangement; and (ii) all other Contracts material to the Canadian Company Plan, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements.

(i) With respect to each of the Canadian Company Plans that is a Canadian Company Pension Plan, without limiting the deliveries contemplated by Section 3.12(h) above, the Company has made available to Purchaser true, correct and complete copies of each of the following documents (as applicable): (i) evidence that the Canadian Company Pension Plan and all of the amendments thereto have been accepted for registration for purposes of the Income Tax Act (Canada) and the applicable federal or provincial pension legislation, including the most recent letter of confirmation of registration of the Canadian Company Pension Plan thereunder; (ii) any statement of investment policies and goals whether or not such statement or policy has been filed with any applicable Governmental Entity; (iii) the most recently completed actuarial valuation report in respect of the Canadian Company Pension Plan whether or not filed with any applicable Governmental Entity; (iv) the most recent annual information return filed in respect of the Canadian Company Pension Plan with any applicable Governmental Entity and (v) the written document evidencing such Canadian Company Plan.

(j) With respect to each of the Canadian Company Pension Plans and to the Knowledge of Seller and except as would not reasonably be expected to, individually or in the aggregate, result in any material liability, (i) the Canadian Company Pension Plan is and has been duly registered and in good standing under, and nothing has occurred which may result in the revocation of the registration of the Canadian Company Pension Plan under the Income Tax Act (Canada) or any applicable federal or provincial pension legislation; (ii) no Canadian Company Pension Plan is a multi-employer pension plan or equivalent as defined under applicable Canadian Law; (iii) the Canadian Company Pension Plan is in compliance with applicable federal or provincial pension legislation and funding plans have been filed with and accepted for filing by the applicable Governmental Entities; (iv) there has been no withdrawal or transfer of assets from the funding arrangements for the Canadian Company Pension Plan (other than payments of benefits to eligible beneficiaries, refunds to plan members of over-contributions, payments on termination or transfer of employment of an individual employee and payment of reasonable expenses, all to the extent permitted by the Canadian Company Pension Plan, the associated funding arrangement and Law) and no application for approval of such a withdrawal or transfer of assets has been made to any Governmental Entity; (v) there has been no partial wind-up of a Canadian Company Pension Plan and no circumstances have occurred that would require a partial wind-up or termination of the Canadian Company Pension Plan pursuant to Law or the terms of the Canadian Company Pension Plan or the associated funding arrangement; and (vi) any application of surplus assets of the Canadian Company Pension Plan to offset required employer contributions to such Pension Plan was permitted by Law and the terms of the Canadian Company Pension Plan and the associated funding arrangement.

SECTION 3.13. Labor Matters. (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date hereof, of (i) each collective bargaining agreement to which the Company or any of its Subsidiaries is a party or subject and (ii) any settlement offer, settlement agreement, final package, final offer, proposed agreement or voting package in connection with or pertaining to the renewal or extension of any collective bargaining agreement to which the Company or any of its Subsidiaries is a party or subject (a “Settlement Proposal”). Neither the Company nor any of its Subsidiaries is a party to any other collective bargaining agreement or other agreement or understanding with a labor union or labor organization, and, to the Knowledge of Seller, there are no labor unions or other organizations representing, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any Knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in material compliance with any applicable Laws or any Order applicable to the Company or any of its Subsidiaries regarding the terms and conditions of employment or other labor related matters.

(c) Neither the Company nor any of its Subsidiaries has been found by the National Labor Relations Board or any Governmental Entity to have engaged in any unfair labor practice in violation of the National Labor Relations Act or other similar Law within the past three years and there is no pending or, to the Knowledge of Seller, threatened unfair labor practice charge before the National Labor Relations Board or other similar Governmental Entity.

SECTION 3.14. Intellectual Property. (a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all registrations or applications for registration of all Intellectual Property Rights owned by the Company or any of its Subsidiaries throughout the world (each a “Registered Intellectual Property Right“). To the Knowledge of Seller, all Registered Intellectual Property Rights that are owned by the Company or any of its Subsidiaries are valid and enforceable. Such Intellectual Property Rights are owned by the Company or one of its Subsidiaries free and clear of any Liens (except with respect to Permitted Liens). The Company or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission to use all Intellectual Property Rights currently used in the operation of the business of the Company and its Subsidiaries. The Intellectual Property Rights owned or licensed by the Company or any of its Subsidiaries constitute all the Intellectual Property Rights that are used in or necessary for the conduct of the Business.

(b) Seller does not own or license any Intellectual Property Rights that are used in or necessary for the conduct of the Business by the Company or any of its Subsidiaries except: (i) as provided or licensed by Seller pursuant to the terms of the Transition Services Agreement or the Intellectual Property Agreement or (ii) for the Excluded Assets.

(c) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain and protect its Intellectual Property Rights and to obtain proper ownership of Intellectual Property developed for the Company or its Subsidiaries by its employees and contractors.

(d) To the Knowledge of Seller, neither the Company nor any of its Subsidiaries is infringing or misappropriating any Intellectual Property Right of any Third Party. Without limiting the foregoing, neither the Company nor any of its Subsidiaries has received written notice alleging any such infringement or misappropriation within the last three years. No Legal Proceeding or demand is pending or, to the Knowledge of Seller, is threatened against the Company or any of its Subsidiaries that challenges the validity, enforceability, registration, use or ownership of any Registered Intellectual Property Right (or any other Intellectual Property Right owned by Company or any of its Subsidiaries). To the Knowledge of Seller, no Third Party is infringing or misappropriating any Intellectual Property Rights owned by Company or its Subsidiaries. Without limiting the foregoing, neither Company nor any of its Subsidiaries has provided written notice to any Third Party alleging any such infringement or misappropriation.

(e) No Governmental Entity, university or college owns or has any license or other rights in any Intellectual Property of the Company or any of its Subsidiaries.

(f) To the Knowledge of Seller, there has not been any material malfunction of the information technology systems used in connection with the operation of the Business that has not been remedied or replaced in all material respects.

SECTION 3.15. Environmental Matters. (a) To the Knowledge of Seller, the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws.

(b) To the Knowledge of Seller, the Company and each of its Subsidiaries are in possession of and are in compliance with all necessary Environmental Permits.

(c) Except for matters that have been resolved, to the Knowledge of Seller, neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened Environmental Claims from any Governmental Entity or any Third Party that could reasonably be expected to give rise to any liability on the part of the Company or its Subsidiaries under any Environmental Law.

(d) Except for matters that have been resolved, to the Knowledge of Seller, neither the Company nor any of its Subsidiaries has been identified as a potentially responsible party under CERCLA or any other Environmental Law with respect to Releases of Hazardous Materials at any location, including without limitation any off-site disposal facilities, and to the Knowledge of Seller, no such notification of the identification of either the Company or any of its Subsidiaries as a potentially responsible party is pending or threatened.

(e) To the Knowledge of Seller, within the preceding ten years, neither the Company nor any of its Subsidiaries has entered into any outstanding, legally binding consent decree, consent order or settlement agreement issued by or entered into with any Governmental Entity under any Environmental Law.

(f) To the Knowledge of Seller, neither the Company nor any of its Subsidiaries presently maintains or is required to maintain financial assurance for any site remediation activities or any land disposal units or landfills currently owned or operated by the Company or any of its Subsidiaries, or in connection with any Environmental Permits.

(g) To the Knowledge of Seller, there has been no Release at any of the properties owned or operated by the Company or any of its Subsidiaries which is reasonably likely to give rise to an Environmental Claim.

(h) The representations and warranties in this Section 3.15 are the only representation and warranty in this Article III relating to Environmental Laws or related environmental matters.

SECTION 3.16. Material Contracts. Section 3.16 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all currently active Contracts (or group of related Contracts) (other than purchase orders and invoices that are part of, issued under or supplemental to other Contracts required to be disclosed under this Section 3.16) to which the Company or any its Subsidiaries is a party or bound by:

(a) which is a partnership, limited liability company, joint venture or similar agreement involving payments or commitments of capital by the Company or its Subsidiaries in excess of $1,000,000 in the aggregate;

(b) (i) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed Indebtedness; or (ii) that is an outstanding guarantee, letter of comfort, letter of assurance, keepwell, letter of credit, performance bond, assurance bond, surety agreement, indemnity agreement or any other from of assurance or guarantee or other obligation (a “Credit Support Obligation“);

(c) whereby the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any Person;

(d) which are (i) collective bargaining agreements, or (ii) employment or consulting agreements providing for annual payments in excess of $150,000 per year (other than any Contract that is terminable within 90 days without the Company or its Subsidiaries incurring any penalty, fee or other payment),

(e) which are Contracts (i) for the development, purchase or the sale, supply or provision, of goods, steam, materials, energy, supplies or services, including operating, land management and resource management and repair and timber hauling or cutting; (ii) for the purchase or sale of any asset or securities in excess of $2,500,000; (iii) relating to franchise, brokerage, sales representation, distributorship, sales agency or other similar arrangements; (iv) with customers for the sale of goods and services; (v) for the purchase or lease of equipment or other personal property; or (vi) regarding shipping, transportation or storage of products of the Company or any of its Subsidiaries, in each of clauses (i), (iii), (iv), (v) and (vi) and with respect to each Contract, not capable of being fully performed or not terminable by the Company or its Subsidiaries without penalty or premium within a period of 90 calendar days and involving annual payments in excess of (A) $5,000,000, in the case of Contracts with customers and merchant distributors of the Company; (B) $10,000,000, in the case of Contracts with suppliers, including pulp and timber Contracts and Contracts regarding the purchase or sale of energy, steam, and power; and (C) $2,000,000 in the case of all other Contracts;

(f) which contain a covenant not to compete or any other material restriction on the ability of the Company or any of its Subsidiaries or the Business (including, without limitation, Purchaser or any of its Affiliates from and after the Closing) to compete or provide any products or services generally in any market segment or geographic area;

(g) with Seller or any of its Affiliates (other than the Company and its Subsidiaries);

(h) which contain indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, that could reasonably be expected to result in payments in excess of $1,000,000;

(i) relating to the development, ownership, licensing or use of any Intellectual Property Rights material to the business of the Company and its Subsidiaries (excluding software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year in the aggregate); and

(j) with employees containing severance payments, change of control payments, stay bonus, or any other right to additional compensation or change in duties or job description triggered by this Agreement or the transactions contemplated hereby.

Each Contract required to be so listed on Section 3.16 of the Company Disclosure Schedule (each, a “Material Company Contract“) is, as of the date hereof, (i) in full force and effect and is (ii) a valid, binding and enforceable obligation of the Company or its Subsidiaries, as the case may be, and (iii) to the Knowledge of the Seller, a valid, binding and enforceable obligation of each other party thereto, in the case of clauses (ii) and (iii), subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and general principles of equity. True, correct and complete copies of all Material Company Contracts described above and existing as of the date hereof have been made available to Purchaser prior to the date hereof. Neither the Company nor any of its Subsidiaries is in material breach of or default under any such Contract, and no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default and, to the Knowledge of Seller, no other party to any such Contract is in material breach thereof or default thereunder and no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default.

SECTION 3.17. Insurance. Section 3.17(i) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of the policies of insurance, including available historic, occurrence-based policies, currently owned and maintained by the Company or any of its Subsidiaries (including any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (collectively, the “Company Policies“), including a listing of policy numbers. Section 3.17(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of the policies of insurance, including available historic, occurrence-based policies, currently owned and maintained by Seller on behalf of the Company and its Subsidiaries (“Seller Policies“), including a listing of policy numbers. All premiums due on the Company Policies and Seller Policies have been paid and no written notice of cancellation or termination or intent to cancel has been received.

SECTION 3.18. Transactions with Affiliates. (a) Section 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all current and non-current obligations to the Company or any of its Subsidiaries where the obligor is (i) Seller, (ii) any director or officer of Seller, the Company or any of its Subsidiaries or (iii) any Affiliate of the Company, any of its Subsidiaries or any of the Persons in clause (i) or (ii) (other than the Company and its Subsidiaries and other than immaterial advances in the ordinary course of business). All Credit Support Obligations provided by Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) to the Company or any of its Subsidiaries or otherwise for the benefit of the Business (each a “Seller Guarantee“) are identified on Section 3.18(a) of the Company Disclosure Schedule.

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all current and non-current obligations of the Company and its Subsidiaries to (i) Seller, (ii) any director or officer of Seller, the Company or any of its Subsidiaries or (iii) any Affiliate of the Company, any of its Subsidiaries or any of the Persons in clause (i) or (ii) (other than the Company and its Subsidiaries and other than amounts owing to employees that arise under the terms of their employment agreements and related ordinary course benefit plans of the Company that are listed in the Company Disclosure Schedule). Neither the Company nor any of its Subsidiaries has any Credit Support Obligation in connection with Seller or any Affiliate of the Company or Seller (other than the Company or any of its Subsidiaries) or any of their respective businesses.

(c) None of Seller, the Company nor any Affiliate of the Company or Seller (other than the Company or any of its Subsidiaries or non-management employees of the Company or its Subsidiaries) owns, directly or indirectly, any interest in (excepting not more than five percent stock holdings held solely for investment purposes in securities of any Person which is listed on any national securities exchange or regularly traded in the over-the-counter market) or is an owner, sole proprietor, stockholder, partner, director, officer, employee, consultant or agent of any Person which is a lessor, lessee, customer, licensee, or supplier of the Company or any of its Subsidiaries (other than pursuant to arrangements on terms that would be obtained on an arms’ length basis and other than Contracts entered into by the Seller for the benefit of the business of the Company and its Subsidiaries and the Seller’s other businesses) or owns, directly or indirectly, in whole or in part, any tangible property, patent, trademark, service mark, trade name, copyright, franchise, invention, permit or license which is used and necessary for the operation of the Business.

(d) Section 3.18(d) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all Current Pulp Supply Contracts.

SECTION 3.19. Supplier and Customer Relations. Section 3.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of the 10 largest suppliers and customers of the Company and its Subsidiaries (in terms of amounts paid to or by the Company and its Subsidiaries, in the aggregate, during the 12-month period prior to the Balance Sheet Date) and specifies the percentage of the Company’s and its Subsidiaries’ sales or goods purchased, as the case may be, accounted for by each such supplier or customer during each such period. As of the date hereof, none of such suppliers, customers or any of their respective Affiliates has, by written notice, canceled, substantially amended or otherwise terminated or indicated an intent to cancel, substantially amend or otherwise terminate its relationship with the Company or any of its Subsidiaries or to materially decrease the volume of business it conducts with the Company or any of its Subsidiaries.

SECTION 3.20. Ethical Practices. To the Knowledge of Seller, except as permitted under applicable Law, neither the Company nor any of its Subsidiaries has (i) offered, authorized or given, directly or indirectly (including through the use of any agent or third-party intermediary), any payment, contribution, gift or anything of value to any employee or official of a Governmental Entity, any political party or official thereof, or any candidate for political office (A) for purposes of influencing any act or decision of such employee or official, inducing such employee or official to do or omit to do any act in violation of his or her lawful duty, securing any improper advantage, or inducing such employee or official to use his or her influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (B) constituting a bribe, rebate, payoff, influence payment, kickback or other illegal or improper payment; or (ii) established or maintained, directly or indirectly, any fund or asset for the purpose of making any payment described in he foregoing clauses (A) and (B).

SECTION 3.21. Sufficiency of Assets. Except for the Excluded Assets and those services and assets contemplated to be performed or provided to the Company and its Subsidiaries pursuant to Related Documents and the right to the services, products or goods, and other benefits, under the Shared Contracts and the Terminated Contracts, the assets, properties and rights of the Company and its Subsidiaries constitute all assets, properties and rights used to conduct the Business as currently conducted.

SECTION 3.22. Regulatory Status. As of the date hereof, Stora Enso North America Corp. is an exempt “holding company” under Wis. Stat. ch. 196.

SECTION 3.23. Brokers; Finders and Investment Bankers. Neither the Company nor any of its Affiliates has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement except for those whose fees, costs, expenses, indemnification and other rights shall be the exclusive responsibility of Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in a correspondingly numbered section of the disclosure schedule (the “Purchaser Disclosure Schedule“) delivered by Purchaser to Seller prior to the execution of this Agreement (it being understood that the listing or setting forth of an item in one section of the Purchaser Disclosure Schedule pertaining to the representations and warranties shall be deemed to be a listing or setting forth in another section or sections of the Purchaser Disclosure Schedule pertaining to the representations and warranties if and only to the extent that such information is reasonably apparent on its face to be so applicable to such other section or sections) or in the Purchaser SEC Reports filed with the SEC prior to the date hereof (other than disclosures referred to in the “Risk Factors”, “Factors That May Affect Our Operating Results,” or “Forward Looking Statements” and similar sections of such Purchaser SEC Reports),, Purchaser represents and warrants as of the date hereof and as of the Closing (except for the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, which representations and warranties shall speak solely as of the specified date), subject to the standards established in Section 10.01(c), to Seller as follows:

SECTION 4.01. Organization; Authority. Each of Purchaser and its Subsidiaries is, and upon its formation Holdco will be, a legal entity duly and validly organized, existing and, if applicable, in good standing under the Laws of its jurisdiction of organization and has or, in the case of Holdco, will have at Closing full power and authority (including all entity power and authority) to own, operate or lease its properties and to carry on its business as currently conducted. Purchaser has all corporate power and authority to enter into this Agreement and each Related Document to which it is a party and to perform its obligations hereunder and thereunder. Holdco, upon its formation and execution of any Related Document to which it is a party, will have all corporate power and authority to enter into each Related Document to which it is a party and to perform its obligations thereunder. Purchaser and each of its Subsidiaries is, and upon its formation, Holdco will be, duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary. Purchaser has made available to Seller copies of (i) the charter and bylaws or other governing documents of Purchaser, as amended to the date of this Agreement and (ii) the minutes of all meetings of the stockholders, the Board of Directors and each committee thereto of Purchaser, held between January 1, 2005 and the date hereof (subject to any redaction required by applicable Law governing the exchange of information between competitors or required to protect any applicable privilege).

SECTION 4.02. Capitalization; Subsidiaries. (a) The authorized capital stock of Purchaser consists of 300,000,000 shares of Common Stock, par value $0.01 per share, of which 45,288,000 were duly authorized, issued and outstanding, fully paid and nonassessable, as of the date hereof. As of the date hereof, all the issued and outstanding equity of Purchaser is held of record by the Persons and in the amounts listed on Section 4.02(a) of the Purchaser Disclosure Schedule. The equity of Purchaser on a fully diluted basis is also set forth, as of the date hereof, in a separate table in Section 4.02(a) of the Purchaser Disclosure Schedule. The equity capitalization (on an issued and outstanding basis and on a fully diluted basis) of Purchaser and Holdco upon, and after giving effect to, the Closing will be as set forth on Exhibit D hereto. Upon the issuance thereof at Closing in accordance with the terms of this Agreement, the Holdco Shares will be duly authorized, validly issued and outstanding, fully paid and nonassessable and free and clear of any and all Liens, other than those Liens created by the Securityholders Agreement and those Liens created by Seller or any of its Subsidiaries or pursuant to applicable securities law restrictions.

(b) Section 4.02(b) of the Purchaser Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of each Subsidiary of Purchaser. Purchaser or a wholly-owned Subsidiary of Purchaser is the record, legal and beneficial owner of all the outstanding shares of capital stock and all other securities issued by each Subsidiary of Purchaser.

(c) Other than as set forth on Section 4.02(c) of the Purchaser Disclosure Schedule, there are no outstanding (i) securities of Purchaser or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in Purchaser or any of its Subsidiaries, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Purchaser or any of its Subsidiaries, or obligations of Purchaser or any of its Subsidiaries to issue or transfer, any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) in Purchaser or any of its Subsidiaries, (iii) obligations of Purchaser or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Purchaser or any of its Subsidiaries or (iv) obligations of Purchaser or any of its Subsidiaries to make any payment based on the value of any securities of Purchaser or any of its Subsidiaries. In addition, (i) there are no outstanding obligations of Purchaser or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding securities of Purchaser or any of its Subsidiaries and (ii) there are no voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party with respect to the voting or transfer of capital stock of Purchaser or any of its Subsidiaries. True, complete and correct copies of the Organizational Documents of Purchaser and each of its Subsidiaries, including all amendments thereto, have been delivered or made available to Seller.

(d) Upon its formation, Holdco will be a Delaware corporation and will be formed solely for the purposes of engaging in the transactions contemplated hereby and prior to the Closing will engage in no business activities and conduct no operations other than incidental to the performance of its obligations hereunder (as directed by Purchaser). At Closing, Purchaser will be a direct wholly-owned Subsidiary of Holdco and the only asset of Holdco will be its ownership interests in Purchaser. Upon the Closing, Holdco will be the record, legal, and beneficial owner of all the outstanding shares of capital stock and other securities issued by Purchaser other than any debt securities issued by Purchaser pursuant to the Financing or any Alternative Financing and the Floating Rate Senior PIK Notes, due 2013. Except as set forth in Exhibit D or in the Securityholders Agreement, at Closing: there will be no outstanding (i) securities of Holdco convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in Holdco, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Holdco, or obligations of Holdco to issue or transfer, any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) in Holdco or any of its Subsidiaries, (iii) obligations of Holdco to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Holdco or any of its Subsidiaries or (iv) obligations of Holdco to make any payment based on the value of any securities of Holdco or any of its Subsidiaries. Except as set forth in Exhibit D or in the Securityholders Agreement, at Closing: (i) there will be no outstanding obligations of Holdco to purchase, redeem or otherwise acquire any outstanding securities of Holdco or any of its Subsidiaries and (ii) there will be no voting trusts or other agreements or understandings to which Holdco is a party with respect to the voting or transfer of capital stock of Holdco or any of its Subsidiaries.

SECTION 4.03. Authorization; Enforceability. Each of this Agreement and the Related Documents to which Purchaser or Holdco is a party has been (or in the case of Related Documents not executed as of the date hereof, will have been as of the Closing Date) duly executed and delivered by, and, assuming due and valid authorization, execution and delivery hereof and thereof by the counterparties thereto, constitutes (or in the case of Related Documents not executed as of the date hereof, will constitute as of the Closing Date) a legal, valid and binding obligation of, Purchaser and Holdco, enforceable against Purchaser and Holdco in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity. The execution, delivery and performance of this Agreement and each Related Document to which Purchaser or Holdco is a party, and the consummation of the transactions contemplated hereby and thereby, have been (or in the case of Holdco, will be) duly and validly authorized by all necessary corporate proceedings on the part of Purchaser or Holdco.

SECTION 4.04. No Conflict; Required Filings and Consents. (a) None of the execution and delivery by Purchaser or Holdco of this Agreement and each Related Document to which Purchaser or Holdco is a party, the consummation by Purchaser or Holdco of the transactions contemplated hereby or thereby or the compliance by Purchaser or Holdco with, or the fulfillment by Purchaser or Holdco of, the terms, conditions or provisions hereof or thereof (i) violates (or, in the case of Holdco, will violate) any provision of the Organizational Documents of Holdco, Purchaser or any of Purchaser’s Subsidiaries; (ii) conflicts with, breaches, constitutes a default or an event of default (with or without notice or lapse of time or both) under any of the terms of, results in the termination, accelerates the maturity of any agreement or any obligation under, or results in the loss or impairment of any right or benefit under or creates any Lien on any asset or property of Holdco, Purchaser or any of Purchaser’s Subsidiaries under, any Contract to which Holdco, Purchaser or any of Purchaser’s Subsidiaries is a party or by which any of its or their assets may be bound or affected; or (iii) other than as referenced in Section 2.04(a)(iv), violates any Law to which Holdco, Purchaser or any of Purchaser’s Subsidiaries is subject or by which any of its or their assets are bound or affected.

(b) Other than as referenced in Section 2.04(a)(iv), no consent, waiver, approval, Order, permit, license, franchise, authorization of, or declaration to, registration or filing with, any Person is required in connection with the execution or delivery by Purchaser or Holdco of this Agreement or any Related Document to which Purchaser or Holdco is a party or the consummation by Purchaser or Holdco of the transactions contemplated hereby or thereby.

SECTION 4.05. SEC Filings; Purchaser Financial Statements.

(a) Purchaser has timely filed all reports required to be filed by it under applicable Law with the SEC since January 1, 2005. Any documents filed by Purchaser with the

SEC, whether or not required to be so filed and including all exhibits and other information incorporated by reference therein, are referred to herein collectively as the “Purchaser SEC Reports.” As of their respective dates, the Purchaser SEC Reports complied in all material respects with the requirements of the Exchange Act. The Purchaser SEC Reports, in each case, did not at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited consolidated balance sheets as of December 31, 2006, December 31, 2005 and December 31, 2004 and the audited consolidated income statements and statements of cash flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 for Purchaser (the “Purchaser Audited Financial Statements“) and the unaudited consolidated balance sheet as of June 30, 2007 (the “Purchaser Balance Sheet“) and the unaudited consolidated income statement and statements of cash flows for the six-months ended June 30, 2007 (together with the Purchaser Balance Sheet, the “Purchaser Unaudited Financial Statements,” together with the Purchaser Audited Financial Statements, the “Purchaser Financial Statements“) have been delivered to Seller and are included in Section 4.05(b) of the Purchaser Disclosure Schedule. The Purchaser Financial Statements (a) comply with Regulation S-X and have been prepared in accordance with GAAP on a consistent basis throughout the indicated period and (b) on that basis, present fairly in all material respects the consolidated financial condition, results of operation and cash flows of Purchaser and its Subsidiaries at the dates and for the relevant periods indicated, subject in the case of Purchaser Unaudited Financial Statements to normal year-end adjustments and to the omission of footnotes.

SECTION 4.06. Absence of Certain Changes. Since the Balance Sheet Date, (a) Purchaser and its Subsidiaries, taken as a whole, have not suffered any Purchaser Material Adverse Effect and there has not been any change, change in condition, event or development that would reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect, (b) and through the date hereof, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (c) and through the date hereof, neither Purchaser nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of Section 5.02.

SECTION 4.07. Tax Matters. (a) Purchaser and each of its Subsidiaries and each affiliated group (within the meaning of Section 1504 of the Code) and combined, consolidated, unitary or similar group (under state, local, provincial or foreign law) of which Purchaser or any of its Subsidiaries is or has been a member has (i) timely filed or will timely file all Tax Returns required to be filed on or before the Closing Date and all such Tax Returns are, or will be, upon filing, true, correct and complete in all respects, (ii) timely paid (or there has been paid on its behalf) in full all Taxes due and payable, and (iii) established in the Purchaser Balance Sheet reserves that are sufficient to cover all liabilities for Taxes assessed, whether or not disputed, or that are accruing for the period covered by such Purchaser Balance Sheet and all prior periods and fairly present the reserve for Taxes payable in accordance with GAAP applied on a consistent basis as of the date thereof. Since the Balance Sheet Date, neither Purchaser nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business. There are no federal, state, provincial, local or foreign Legal Proceedings relating to Taxes or any Tax Returns of Purchaser or any of its Subsidiaries, now pending. Neither

Purchaser nor any of its Subsidiaries has received any written notice of any threatened or proposed Tax audit, examination, refund litigation, investigation, claim, administrative proceeding or adjustment in controversy with respect to Purchaser, any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

SECTION 4.08. Litigation. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of Purchaser, threatened by or against Purchaser or any of its Subsidiaries.

SECTION 4.09. Compliance with Law; Permits. Neither Purchaser nor any of its Subsidiaries is, nor has been, in conflict with, in default with respect to or in violation of, any Laws applicable to Purchaser or any of its Subsidiaries or by which any property or asset of Purchaser or any of its Subsidiaries is bound or affected. Purchaser and each of its Subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Purchaser Permits“). Purchaser and each of its Subsidiaries are in compliance with the terms of such material Purchaser Permits. For the avoidance of doubt, this Section 4.09 does not apply to environmental matters, which are addressed in Section 4.10.

SECTION 4.10. Environmental Matters. To the Knowledge of Purchaser:

(a) Purchaser and each of its Subsidiaries are in compliance with all applicable Environmental Laws.

(b) Purchaser and each of its Subsidiaries are in possession of and are in compliance with all necessary Environmental Permits.

(c) Except for matters that have been resolved, from and after May 2, 2005, neither Purchaser nor any of its Subsidiaries has received any written notice of any pending or threatened Environmental Claims from any Governmental Entity or any Third Party that could reasonably be expected to give rise to any material liability on the part of Purchaser or its Subsidiaries under any Environmental Law.

(d) There is and since May 2, 2005 has been no Release at, on or from any property currently owned or operated by Purchaser or any of its Subsidiaries during the period of ownership or operation by Purchaser or any of its Subsidiaries, that would be reasonably expected to give rise to an Environmental Claim.

(e) The representations and warranties in this Section 4.10 are the only representations and warranties in this Article IV relating to Environmental Laws or related environmental matters.

SECTION 4.11. Material Contracts. Section 4.11 of the Purchaser Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all currently active Contracts (or group of related Contracts) to which Purchaser or any of its Subsidiaries is a party or bound that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K (each, a “Material Purchaser

Contract“). Each Material Purchaser Contract is, as of the date hereof, (i) in full force and effect and is (ii) a valid and binding obligation of Purchaser or its Subsidiaries, as the case may be, and (iii) to the Knowledge of Purchaser, a valid, binding and enforceable obligation of each other party thereto, in the case of clauses (ii) and (iii), subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and general principles of equity. True, correct and complete copies of all Material Purchaser Contracts described above and existing as of the date hereof have been made available to Seller prior to the date hereof. Neither Purchaser nor any of its Subsidiaries is in material breach of or default under any such Contract, and no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default and, to the Knowledge of Purchaser, no other party to any such Contract is in material breach thereof or default thereunder and no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default.

SECTION 4.12. Transactions with Affiliates. (a) Section 4.12(a) of the Purchaser Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all current and non-current obligations to Purchaser or any of its Subsidiaries where the obligor is (i) Purchaser, (ii) any director or officer of Purchaser or any of its Subsidiaries or (iii) any Affiliate of Purchaser, any of its Subsidiaries or any of the Persons in clause (i) or (ii) (other than Purchaser and its Subsidiaries and other than immaterial advances in the ordinary course of business). All Purchaser Credit Support Obligations provided by Cerberus or any of its Affiliates (other than Purchaser or any of its Subsidiaries) to Purchaser or any of its Subsidiaries are identified on Section 4.12(a) of the Purchaser Disclosure Schedule.

(b) Section 4.12(b) of the Purchaser Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all current and non-current obligations of Purchaser and its Subsidiaries to (i) Purchaser, (ii) any director or officer of Purchaser or any of its Subsidiaries or (iii) any Affiliate of Purchaser, any of its Subsidiaries or any of the Persons in clause (i) or (ii) (other than Purchaser and its Subsidiaries and other than amounts owing to employees that arise under the terms of their employment agreements and related ordinary course benefit plans of Purchaser that are listed in the Purchaser Disclosure Schedule). Neither Purchaser nor any of its Subsidiaries has any Purchaser Credit Support Obligation in connection with Cerberus or any Affiliate of Cerberus (other than Purchaser or any of its Subsidiaries) or any of their respective businesses.

SECTION 4.13. Financing.

(a) Purchaser has delivered to the Company a true, correct and complete copy of an executed commitment letter dated September 19, 2007 from Goldman Sachs Credit Partners, L.P. (as the same may be amended and replaced in accordance with Section 5.09, collectively, the “Commitment Letter“), pursuant to which the lender parties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (such commitments, the “Financing Commitments“ and financing, “Financing“). The aggregate proceeds contemplated by the Financing Commitments are sufficient to pay the Estimated Cash Purchase Price, any amounts required to be paid by Purchaser under Section 1.04, to refinance Purchaser’s outstanding indebtedness to the extent required to be (or contemplated by the Financing as being) refinanced in connection with the transactions contemplated by this Agreement and to pay all fees and expenses related to or arising out of the transactions contemplated by this Agreement or the Financing. For avoidance of doubt, it shall not be a condition to Closing for Purchaser to obtain the Financing or any alternative financing.

(b) As of the date hereof, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto for so long as it remains in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Financing Commitments. To the knowledge of Purchaser, as of the date of this Agreement, Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Purchaser on the Closing Date. On or prior to the date hereof, Purchaser has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Financing Commitments, and Purchaser will pay when due all other commitment fees arising under the Commitment Letters as and when they become payable.

(c) Purchaser has received from Cerberus Partners, L.P. (the “Sponsor“) a Guarantee of even date herewith (the “Guarantee“) duly executed and delivered by Sponsor providing for the guarantee of the obligations of Purchaser, to the extent and on the terms set forth therein for the benefit of Seller and the Company. The Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Sponsor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under the Guarantee. Purchaser has delivered to Seller a true, correct and complete copy of the Guarantee.

SECTION 4.14. Solvency. As of the Closing, assuming satisfaction of the conditions to Purchaser’s obligation to consummate the transactions contemplated by this Agreement, or waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, including, without limitation, the Financing, the issuance of the Holdco Note, any alternative financing and the payment of the aggregate Purchase Price and payment of all related fees and expenses, Purchaser and Holdco will be Solvent.

SECTION 4.15. Brokers; Finders and Investment Bankers. Purchaser has not employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement except for those whose fees, costs, expenses, indemnification and other rights shall be the exclusive responsibility of Purchaser.

SECTION 4.16. Investment Intent. Purchaser acknowledges that the Shares have not been registered under the Securities Act, as amended and that the Shares may not be resold absent such registration or unless an exemption therefrom is available. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view toward distribution thereof. Purchaser is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

SECTION 4.17. Disclaimer of Warranties. Except as to those matters expressly covered by the representations and warranties in Article II and Article III or elsewhere in this Agreement or the Related Documents to which it is a party, Purchaser disclaims reliance on any representations and warranties, whether express or implied, including, without limitation, in connection with management presentations, management reports or other financial information, information memoranda and supplements, data room materials, due diligence materials, and information and materials conveyed, provided or made available by or on behalf of Seller or its Representatives in connection with any due diligence or auction process and any investigations conducted prior to, after, or in connection with, any auction process.

SECTION 4.18. Closed System. Without limiting any other restriction on Purchaser contained in this Agreement and notwithstanding anything in this Agreement to the contrary, other than as set forth on Section 4.18 of the Purchaser Disclosure Schedule, from June 30, 2007 through the Closing (the “Reference Period”), the Purchaser and its Subsidiaries have not and will not make any Closed System Payouts. “Closed System Payouts” means:

(a) all payments to any employee, officer or director of the Purchaser or any of its Subsidiaries that are actually paid or required to be paid by Purchaser or any of its Subsidiaries as a result of the execution, delivery, performance or consummation of the transactions contemplated by this Agreement;

(b) all dividends or other distributions that are declared, set aside or paid (whether in cash, securities or property or any combination thereof) by Purchaser or any Subsidiary of Purchaser during the Reference Period in respect of any equity in the Company or any Subsidiary in of the Company, other dividends or other distributions made solely to Purchaser or a wholly-owned Subsidiary of Purchaser;

(c) all amounts that Purchaser or any Subsidiary of Purchaser paid during the Reference Period or, to the extent not reflected on the Balance Sheet, agreed at any time prior to the Closing to pay after the Closing, in connection with the direct or indirect redemption, purchase or other acquisition of any equity of Purchaser or any Subsidiary of the Purchaser (other than any such redemption, purchase or other acquisition of equity of a wholly-owned Subsidiary of the Purchaser);

(d) all amounts paid or agreed to be paid by Purchaser or any of its Subsidiaries to, or transactions entered into by Purchaser or any of its Subsidiaries for the benefit of, holders of equity of Purchaser (other than ordinary course payments to employees, in their capacity as such, who are also equity holders) or any of their Affiliates (other than (i) ordinary course arms-length transactions with portfolio operating companies of funds and accounts managed by Cerberus Capital Management, L.P. and its affiliates (collectively, “CCM”) and (ii) payments of amounts due to holders of Indebtedness (as described in clauses (i) through (iii) of the definition of “Indebtedness” herein) of the Purchaser and/or its Subsidiaries that are Affiliates of CCM in accordance with the terms thereof, provided that the agreements, indentures or instruments creating such Indebtedness and terms are in effect as of the date hereof and are disclosed in the Purchaser Disclosure Schedule or the Purchaser SEC Reports filed before the date hereof and (iii) the purchase and holding by Affiliates of CCM of a minority interest or participation in the Indebtedness comprising the Financing or any Alternative Financing, in each case during the Reference Period; and

SECTION 4.19. Estimated Expenses. As of the date hereof, Purchaser’s estimate of the aggregate out-of-pocket third party legal, accounting, consulting, brokerage, investment banking and other advisory costs and expenses that will have been incurred by Purchaser and its Subsidiaries during the Reference Period in connection with the transactions contemplated by this Agreement will be the amount stated in Section 4.19 of the Purchaser Disclosure Schedule. Such amount does not include any Closed System Payouts. Seller acknowledges and agrees that the foregoing is only an estimate and, absent intentional bad faith, Purchaser shall have no liability for the inaccuracy of such representation or if the actual amount of the foregoing fees and expenses exceeds such estimate.

ARTICLE V

COVENANTS

SECTION 5.01. Conduct of Business of the Company. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Seller and the Company shall, and shall cause the Company’s Subsidiaries to conduct the Company and its Subsidiaries operations according to its ordinary and usual course of business consistent with past practice, and Seller and the Company shall, and shall cause the Company’s Subsidiaries to use their reasonable best efforts to preserve intact the Company and its Subsidiaries’ business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with customers, suppliers and those other Persons having business relationships with the Company or its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, Section 5.01 of the Company Disclosure Schedule or (after prior notice to Purchaser to the extent practicable) as required by Law, during the period specified in the preceding sentence, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, Seller will not and will not permit the Company or any of its Subsidiaries to:

(a) issue, sell, acquire, redeem, grant options or rights to purchase, pledge or incur Liens upon any securities of the Company or any of its Subsidiaries or permit any splits, combinations or reclassifications of any securities of the Company or any of its Subsidiaries;

(b) amend or modify the Company’s Organizational Documents or the Organization Documents of the Company’s Subsidiaries;

(c) create any Subsidiary of the Company or make or offer to make any acquisition by the Company or any of its Subsidiaries, whether by merger, consolidation or otherwise, of any Person or division or material assets of any Person;

(d) sell, transfer, lease, license, abandon, fail to maintain (reasonable wear and tear excepted) or dispose of any material asset of the Company or any of its Subsidiaries, other than inventory sold in the ordinary course of business consistent with past practice or obsolete or excess equipment or assets and other than material leases of real property (which is addressed in Section 5.01(r));

(e) declare, set aside or pay any non-cash dividends or other non-cash distributions (whether in securities or property or any combination thereof) by the Company or any of its Subsidiaries (other than dividends or other distributions made to the Company or a wholly owned Subsidiaries of the Company);

(f) create or incur any Indebtedness of the Company or any of its Subsidiaries (other than Indebtedness created or incurred in the ordinary course of business consistent with past practice or under existing arrangements with respect to Indebtedness; provided, that such Indebtedness, to the extent existing as of the Closing, shall be reflected in the Estimated Closing Date Net Indebtedness and shall otherwise satisfy the requirements of Section 5.17);

(g) make any loans, advances (other than advances in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in an aggregate amount in excess of $1,000,000 (other than transactions solely between the Company and any of its Subsidiaries in the ordinary course of business consistent with past practice);

(h) grant, create or incur any Lien (other than Permitted Liens) on the assets of the Company or any of its Subsidiaries that did not exist on the date hereof;

(i) (i) have the Company or any of its Subsidiaries enter into any new line of business, (ii) fail to make on a timely basis the capital expenditures set forth on Section 5.01(i)(ii) of the Company Disclosure Schedule or (iii) make any commitment for any capital expenditure that is materially inconsistent with the general capital expenditure budget included in Section 5.01(i)(ii) of the Company Disclosure Schedule;

(j) have the Company or any of its Subsidiaries (i) increase in any manner the compensation or benefits of, (ii) or enter into any new bonus, deferred compensation, incentive or severance agreement or arrangement with, (iii) loan or advance money or other property to, or (iv) make grants of any equity or equity based compensation to, in each case, any of its present or former employees, officers or directors, except for (A) Canadian severance agreements or arrangements required under any applicable collective bargaining agreement or Settlement Proposal to the extent in accordance with Section 5.01(j)(A) of the Company Disclosure Schedule, (B) increases of cash compensation in the ordinary course of business to the extent consistent with past practice, (C) as required by Law or required under any existing Company Plan or collective bargaining agreement or existing Settlement Proposal to the extent in accordance with Section 5.01(j)(A) of the Company Disclosure Schedule and (D) loans and advances made in the ordinary course of business consistent with past practice;

(k) other than as required by Law, have the Company or any of its Subsidiaries adopt, amend, enter into, or, except as required by the applicable Company Plan or collective bargaining agreement or Settlement Proposal to the extent in accordance with Section 5.01(j)(A) of the Company Disclosure Schedule or as expressly contemplated herein, terminate, any Company Plan or collective bargaining agreement or increase the benefits provided under any Company Plan or collective bargaining agreement, or promise or commit to undertake any of the foregoing in the future;

(l) (i) except in the ordinary course of business consistent with past practice, have the Company or any of its Subsidiaries amend or terminate any existing employment agreement, or (ii) enter into any new employment agreement other than offer letters to at will employees whose annual compensation is expected to be less than $100,000;

(m) pay, discharge, settle, compromise or satisfy or agree to pay, discharge, settle, compromise or satisfy, any claim that is material to the Company and its Subsidiaries, taken as a whole;

(n) have the Company or any of its Subsidiaries make any changes in its accounting methods, practices or policies (including with respect to its reserve policies) or release any material reserves, except as required under law, rule, regulation, GAAP or IFRS, in each case as concurred in by the Company’s auditors;

(o) have the Company or any of its Subsidiaries make, change or rescind any express election or designation relating to Taxes, settle or compromise any material claim or controversy relating to Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, amend any material Tax Return or abandon any material Tax refund;

(p) have the Company or any of its Subsidiaries make any changes in its accounting methods, practices or policies, except as required under law, rule, regulation or GAAP, in each case as concurred in by the Company’s independent auditors;

(q) fail, in any material respect, to maintain levels of insurance covering the operations of the business and the assets of the Company and its Subsidiaries in full force and effect, with at least such policy limits, deductible amounts and overall scopes of coverage as are in effect on the date hereof, consistent with past practice;

(r) enter into, amend, terminate, renew or supplement any Contract or lease of real property that constitutes (or, in the case of Contracts or leases not in existence on the date hereof, would constitute) a Material Company Contract or Real Property Lease, except (i) in the ordinary course consistent with past practice or (ii) Contracts or Real Property Leases with Seller or any of its Affiliates (other than the Company and its Subsidiaries) that by their terms, and in accordance with Section 5.07, will terminate immediately prior to the Closing with no liability to Purchaser or any of its Affiliates (including the Company and its Subsidiaries);

(s) engage in any transactions with, or enter into any Contracts with, Seller or any of its Affiliates (other than the Company and its Subsidiaries), except for transactions that by their terms, and in accordance with Section 5.07, will terminate immediately prior to the Closing with no surviving liability to Purchaser or any of its Affiliates (including the Company and its Subsidiaries);

(t) enter into any Contract pursuant to which it agrees to indemnify any Person in any material respect (except in the ordinary course) or to refrain from competing with any Person or from engaging in any business or carrying on any business in any geographic area or during any period of time;

(u) sell, transfer, dispose of or grant licenses of Intellectual Property Rights to any Person outside the ordinary course of business consistent with past practice or allow any material registered Intellectual Property Rights to lapse, expire, or become abandoned;

(v) institute any material change in the methods of purchase, sale, lease or other accounting or engage in any activity which would accelerate the collection of accounts receivable, accelerate or delay the payment of the accounts payable, or increase, reduce or otherwise affect the amount of inventory (including raw material, packaging, work-in-process, or finished goods) on hand, other than as a result of the seasonality of the business of the Company or any of its Subsidiaries; or

(w) authorize, or commit or agree to take, any of the foregoing actions.

SECTION 5.02. Conduct of Business of Purchaser. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Purchaser shall, and shall cause its Subsidiaries to conduct Purchaser’s and its Subsidiaries operations according to its ordinary and usual course of business consistent with past practice, and Purchaser shall, and shall cause its Subsidiaries to use their reasonable best efforts to preserve intact Purchaser and its Subsidiaries’ business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with customers, suppliers and those other Persons having business relationships with Purchaser or its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly contemplated by this Agreement, Section 5.02 of the Purchaser Disclosure Schedule or (after prior notice to Seller to the extent practicable) as required by Law, during the period specified in the preceding sentence, without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, Purchaser will not and, with respect to subsections (a) through (c) and (e) through (h), will not permit Holdco, Purchaser or any of Purchaser’s Subsidiaries to:

(a) amend or modify Purchaser’s Organizational Documents;

(b) make or offer to make any acquisition by Purchaser or any of its Subsidiaries, whether by merger, consolidation or otherwise, of any Person or division or material assets of any Person;

(c) sell, transfer, lease, license, abandon, fail to maintain (reasonable wear and tear excepted) or dispose of any material asset of Purchaser or any of its Subsidiaries, other than inventory sold in the ordinary course of business consistent with past practice or obsolete or excess equipment or assets;

(d) declare, set aside or pay any dividends or other distributions (whether in cash, securities or property or any combination thereof);

(e) have Purchaser or any of its Subsidiaries enter into any new line of business;

(f) have Purchaser or any of its Subsidiaries make any changes in its accounting methods, practices or policies, except as required under law, rule, regulation or GAAP, in each case as concurred in by Purchaser’s independent auditors;

(g) engage in any transactions with, or enter into any Contracts with, any of its Affiliates (other than Purchaser and its Subsidiaries), except for those transactions set forth on Section 5.02(g) of the Purchaser Disclosure Schedule and other than (i) ordinary course arms-length transactions with portfolio operating companies of funds and accounts managed by CCM or its Affiliates, (ii) payments of amounts due to holders of Indebtedness (as described in clauses (i) through (iii) of the definition of “Indebtedness” herein) of the Purchaser and/or its Subsidiaries that are Affiliates of CCM in accordance with the terms thereof, provided that the agreements, indentures or instruments creating such Indebtedness and terms are in effect as of the date hereof and are disclosed in the Purchaser Disclosure Schedule or the Purchaser SEC Reports filed before the date hereof and (iii) the purchase and holding by Affiliates of CCM of a minority interest or participation in the Indebtedness comprising the Financing or any Alternative Financing; or

(h) authorize, or commit or agree to take, any of the foregoing actions.

SECTION 5.03. Inspection and Access to Information. (a) From and after the date hereof until the Closing Date, Seller will (i) afford Purchaser and its authorized accountants, investment bankers, financing sources, counsel and their respective Representatives (collectively, the “Purchaser Group“) reasonable access (during regular business hours upon reasonable notice) to all officers, employees, offices, mills and other facilities and to all books, Contracts, commitments and records (including Tax Returns) of Seller (but solely with respect to the Business), the Company and its Subsidiaries and instruct the Company and its Subsidiaries’ independent public accountants to provide access to their work papers (subject to execution of customary access letters, if requested) and such other information as the Purchaser Group may reasonably request, (ii) permit the Purchaser Group to make such other inspections as they may reasonably require, including, without limitation, Phase I Environmental Assessments (except that none of the Purchaser Group shall conduct any environmental sampling or analysis of the sort customarily referred to as a “Phase II Environmental Assessment“ without the advance written consent of Seller) and (iii) cause the Company’s officers and those of its Subsidiaries to furnish the Purchaser Group with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as the Purchaser Group may from time to time reasonably request (including the employees’ personnel files to the extent permitted by applicable Law); provided, however, that (x) such access and inspections do not unreasonably disrupt the normal operations of the Company and (y) Seller, the Company and its Subsidiaries are under no obligation to disclose to Purchaser or any such Representative of Purchaser any information the disclosure of which is prohibited by Contract or Law (including laws relating to the sharing of information between competitors, it being understood and agreed that, in connection with this Section 5.03(a), Seller will, and will cause the Company and its Subsidiaries to, provide extracts, summaries, or aggregations or other information or use “clean room” procedures to the fullest extent practicable in a manner that prevents the disclosure of competitively sensitive information) or that would result in the waiver of privilege. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In an effort to prevent any unreasonable disruption, Seller may reasonably limit the number of individuals and the frequency of visits to the Company’s facilities. Purchaser shall coordinate all such access with Seller. The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated February 2, 2007, as supplemented on May 15, 2007, between Seller and NewPage Corporation (as supplemented, the “Confidentiality Agreement“). The Confidentiality Agreement shall remain in full force and effect and shall survive any termination of this Agreement, but shall not survive the Closing, except with respect to “Confidential Information” (as defined in the Confidentiality Agreement) concerning Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) (subject to disclosure by Purchaser or any of its Subsidiaries (including the Company and its Subsidiaries) to comply with any financial, Tax or legal reporting obligations or to enforce any rights under this Agreement). The Confidentiality Agreement shall bind Purchaser as if it were NewPage Corporation. From and after the Closing, Seller shall, and shall cause each of its Representatives, to treat all nonpublic and proprietary information regarding the Business or Purchaser and its Subsidiaries (including the Company and its Subsidiaries) as if such information were “Confidential Information” disclosed to Seller under the Confidentiality Agreement and subject to the disclosure restrictions (and exceptions thereto) under the Confidentiality Agreement. The obligation to treat such information as confidential after the Closing shall be satisfied if Seller and its Representatives exercise the same care with respect to such information as it would take to preserve the confidentiality of its own similar information in the ordinary course of business.

(b) Except in the ordinary course of business and to the extent not related to this Agreement and the Related Documents or the transactions contemplated hereby or thereby, Purchaser shall not (and shall not permit any of its Representatives to) contact any supplier, distributor, customer or other material business relation of the Company without the prior consent of Seller, not to be unreasonably withheld. Notwithstanding the forgoing, Seller shall and shall cause the Company to cooperate with and assist Purchaser in arranging contacts with suppliers, distributors, customers and other material business relations, to the extent reasonably requested by Purchaser, including, without limitation, for the purpose of facilitating the Financing, the transition of the business to ownership by Purchaser and for obtaining consents that Purchaser deems necessary or advisable, provided, however, that Purchaser and Seller will consult with outside counsel prior to making such contact. From and after the date hereof through the Closing, the Company shall (i) dedicate a sufficient number of employees of the Company (working on a full-time basis on transition planning) to facilitate the transition as promptly as practicable following the Closing of the Company’s information technology, financial, order management and purchasing systems for the Business to Purchaser’s applicable systems and (ii) consult with Purchaser and its Representatives regarding such transition planning on a regular basis to the fullest extent permitted by applicable Law.

(c) From and after the date hereof and until the Closing, Seller shall, and shall cause the Company to, deliver to Purchaser:

(i) within 15 days after the end of each month that occurs prior to the Closing (commencing for the monthly period ending September 30, 2007), a copy of the unaudited internal SENA Historical Unadjusted Management Accounts for such monthly period and related monthly periods, prepared in accordance with IFRS, and the unaudited internal Hyperion balance sheet and income statement for such monthly period reports, in each case in the form previously made available to Purchaser (it being understood that such reports may contain Excluded Assets, and related liabilities and results of operation and will be unaudited, unreviewed, and not in accordance with GAAP, and, notwithstanding anything herein to the contrary, no representation or warranty is or will be made, and there shall be no liability whatsoever, with respect to such materials);

(ii) within 45 days after the end of each fiscal quarter that occurs prior to the Closing (commencing for the quarterly period ending September 30, 2007), an unaudited combined balance sheet of the Company and its Subsidiaries as of the end of such quarter and the unaudited combined statements of operations and cash flow for the Company and its Subsidiaries for such quarter and the unaudited balance sheet and related unaudited statements of operations and cash flows for each such comparable period of the prior fiscal year thereto, prepared, in each case, in a form meeting the requirements of Regulation S-X and in accordance with GAAP, applied on a consistent basis throughout the indicated period (collectively referred to herein as the “Stub Period Financial Statements“); provided, that such Stub Period Financial Statements shall be adjusted to exclude the Excluded Assets and related liabilities and results of operations and shall be subject to normal year-end adjustments; and

(iii) within 90 days after the end of each fiscal year that occurs prior to the Closing, an audited combined balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the audited combined statements of operations and cash flows for the Company and its Subsidiaries for the year ended such date, prepared, in each case, in a form meeting the requirements of Regulation S-X and in accordance with GAAP, applied on a consistent basis throughout the indicated period (together with the Stub Period Financial Statements, the “Regulation S-X Financial Statements“); provided, that the financial statements provided pursuant to this clause (iii) shall be adjusted to exclude the Excluded Assets and related liabilities and results of operations.

SECTION 5.04. Cooperation; Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action (and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws) to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, (i) each Party shall use its reasonable best efforts to make promptly any filings or submissions that are required to be made under the HSR Act or the FPA or with the PSCW or the Province of Nova Scotia or which Seller or Purchaser determines should be made, with respect to the transactions contemplated hereby, (A) under the Competition Act (Canada) or the Investment Canada Act, (B) under the Wisconsin public utility Laws, in order to ensure that Purchaser and Holdco will remain exempt, or obtain a waiver from, regulation as a “holding company” or a “holding company system” as defined under such Laws, or (C) as may be required by any Governmental Entity, (ii) none of the Parties shall engage, or permit any of their Affiliate to engage, in any transaction that would reasonably be expected to prevent or materially delay the obtaining of any regulatory approval or clearance that is required as a condition to Closing under Article VI and (iii) the Parties shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts or instruments material to the Company’s business in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. The Parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain all third party consents from non-Governmental Entities required in connection with the consummation of the transactions contemplated hereby; provided that Seller and the Company shall not be required to make any out-of-pocket payments to such non-Governmental Entity third parties from whom consent is being sought other than nominal application and nominal processing fees.

(b) Seller and the Company shall, in connection with the efforts referenced in Section 5.04(a), use their reasonable best efforts to (i) subject to applicable Law, permit Purchaser to review in advance any proposed written communication between it and any Governmental Entity, (ii) promptly inform Purchaser of any communication (or other correspondence or memoranda) received by such Party from, or given by such Party to, the Department of Justice (“DOJ“), the Federal Trade Commission (“FTC“), the Canadian Competition Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) consult with Purchaser in advance to the extent practicable of any meeting or conference with the DOJ, the FTC, the Canadian Competition Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, the Canadian Competition Bureau, Industry Canada, the Canada Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or such other applicable Governmental Entity or other Person, give Purchaser the opportunity to attend and participate in such meetings and conferences, and (iv) furnish Purchaser with copies of all correspondence, filings and written communications between them and any such Governmental Entity or its respective staff, in each case with respect to regulatory matters relating to this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Section 5.04 shall require Seller to disclose to Purchaser any nonpublic information about it or its Affiliates other than the Company and its Subsidiaries.

(c) Purchaser shall, in connection with the efforts referenced in Section 5.04(a), use its reasonable best efforts to (i) subject to applicable Law, permit Seller to review in advance any proposed written communication between it and any Governmental Entity, (ii) promptly inform Seller of any communication (or other correspondence or memoranda) received by Purchaser from, or given by Purchaser to, the DOJ, the FTC, the Canadian Competition Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) consult with Seller in advance to the extent practicable of any meeting or conference with the DOJ, the FTC, the Canadian Competition Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, the Canadian Competition Bureau, Industry Canada, FERC, the PSCW, the Province of Nova Scotia or such other applicable Governmental Entity or other Person, give Seller the opportunity to attend and participate in such meetings and conferences, and (iv) furnish Seller with copies of all correspondence, filings and written communications between Purchaser and any such Governmental Entity or its respective staff, in each case with respect to regulatory matters relating to this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Section 5.04 shall require Purchaser to disclose to Seller any materials concerning Purchaser’s valuation of the Company or any nonpublic information about Purchaser or its Affiliates.

(d) Notwithstanding anything to the contrary in this Agreement, Purchaser shall, and shall cause its Subsidiaries to, and, solely at the written request of Purchaser, Seller and the Company shall, and shall cause the Company’s Subsidiaries to, (i) execute settlements, undertakings, consent decrees, stipulations and other agreements, (ii) agree to sell, divest, hold separate and otherwise convey particular assets or categories of assets or businesses of the Company, its Subsidiaries or (solely in the case of Purchaser and its Subsidiaries) of Purchaser or its Subsidiaries and (iii) otherwise take or commit to (or have Holdco commit to) take actions that after the Closing Date would limit the freedom of action of the Company, its Subsidiaries or (solely in the case of Purchaser and its Subsidiaries) of Holdco, Purchaser or its Subsidiaries with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets (collectively, the “Commitments“), in each case as may be required in order to ensure the satisfaction of Sections 6.01(c) and 6.02(c) prior to the Termination Date (it being understood that (x) for purposes of this Section 5.04(d), “Termination Date“ shall be determined without giving effect to any extension of the Termination Date to accommodate the Marketing Period pursuant to Section 8.01(e)(i) and (y) the obligations of Seller, the Company, Holdco and Purchaser to effect any of the actions referenced in clause (ii) or (iii) above would be subject to, and conditioned upon, the consummation of the Closing). Purchaser may take any reasonable action to resist or reduce the scope of any Commitment, so long as such actions do not delay the satisfaction of Sections 6.01(c) and 6.02(c) and the Closing beyond the Termination Date.

(e) In the event any proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality or otherwise challenges or seeks to enjoin any of the transactions contemplated by this Agreement or seeks damages in connection therewith, each Party shall (i) cooperate and use its reasonable best efforts to defend against such proceeding and (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use reasonable best efforts to seek to have such injunction or other order lifted.

(f) Each Party shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and to consummate the transactions contemplated hereby.

(g) Notwithstanding anything to the contrary in this Agreement, Seller and the Company reserve the right to take such actions as they deem reasonably necessary to ensure that the Pension Benefit Guaranty Corporation does not terminate any defined benefit plan maintained by Seller and the Company or any of its Subsidiaries or any of its Affiliates so long as such actions do not increase the liability or obligations of the Company or any of its Subsidiaries in any material respect.

(h) Notwithstanding anything to the contrary in this Agreement, Seller and the Company shall reserve the right to take such actions as it deems reasonably necessary to effectuate the terms of those Scheduled Settlement Proposals that have been made as of the date of this Agreement and disclosed to Purchaser in writing prior to the date of this Agreement.

SECTION 5.05. Insurance. (a) Except as provided in Section 5.05(c), (i) Purchaser shall not, and shall cause the Company and its Subsidiaries after the Closing not to, assert, by way of claim, action, litigation or otherwise, any right to any Seller Policies or any benefit under any such Seller Policies; and (ii) Seller and its Affiliates (other than the Company and its Subsidiaries) shall retain after the Closing all right, title and interest in and to Seller Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

(b) Except as provided in Section 5.05(c), at the Closing, Purchaser shall release, and shall cause its Affiliates, including the Company and its Subsidiaries, to release, all rights to all Seller Policies.

(c) Notwithstanding anything herein to the contrary, all claims and proceeds paid out to Seller or any of its Subsidiaries under Seller Policies after the Closing shall be for the benefit of the Company and its Subsidiaries to the extent such claims and proceeds are in respect of the business and operations of the Company or one or more of its Subsidiaries (in each case, other than the Excluded Assets) arising from any event, act or omission prior to Closing, and Seller shall cause such proceeds to be transferred to the Company or the applicable Subsidiary of the Company promptly after such proceeds are received by Seller after Closing (and in any event within five Business Days after receipt); provided, however, that such proceeds shall be for the benefit of, and shall be kept by, Seller to the extent such proceeds are reimbursements for expenditures that have been made prior to Closing by Seller or for losses due to business interruption before the Closing or are related to the Excluded Assets. If (i) the Company and its Subsidiaries would be entitled to the proceeds of a claim made after Closing under a pre-Closing occurrence-based Seller Policy and (ii) Purchaser informs Seller in a timely manner of such claim, then Seller shall report and pursue such claim in a manner that is at least as favorable to the claimant as the manner in which Seller reports and pursues claims by its then-existing Subsidiaries, provided that, if the insurer disputes such claim, then Seller shall only be required to contest such position of the insurer if Purchaser pays, without the right to set off, the costs and expense of such contest (without regard to the outcome of such dispute).

SECTION 5.06. Press Releases. (a) Until the Closing or the termination of this Agreement, each Party shall not, and shall not permit its Affiliates, to issue any formal press release or other public disclosure, in each case about this Agreement or the Related Documents or the transactions contemplated hereby or thereby, except for such press releases and disclosures that have been pre-approved by both Purchaser and Seller and except (after prior notice to the other Parties to the extent practicable) as required by Law or requested by a Governmental Entity. Neither Party shall unreasonably withhold or delay such pre-approval.

(b) Notwithstanding the foregoing, nothing herein shall restrict in any way at any time any Party or its Affiliates from making any public statement about this Agreement or the Related Documents or the transactions contemplated hereby or thereby to the extent such public statement does not contain any information other than as previously disclosed in a press release or other communication pre-approved for public disclosure by both Purchaser and Seller pursuant to Section 5.06(a) or other immaterial information or information not related to the post-Closing operation of the Business or its employees or the terms or valuation of the transactions contemplated hereby.

SECTION 5.07. Termination of Certain Agreements. (a) The Company and Seller agree that, effective as of immediately prior to the Closing, each of the agreements listed in Section 5.07(i) of the Company Disclosure Schedule shall be automatically terminated without any further action by the parties thereto or any further liability, penalty or cost of the Purchaser, Holdco, Company or any Subsidiaries or Seller thereunder; provided, that any account receivable or account payable accrued prior to the Closing Date under such arrangements shall survive until paid in due course but solely to the extent reflected in the calculation of Closing Date Working Capital. The Company and Seller agree that prior to the Closing the Bridge Loan shall have been made and repaid (pursuant to Section 1.03(b)(iii)) and that all agreements listed on Exhibit G shall have been terminated, cancelled, settled or otherwise made inoperative without any further action by the parties thereto without any further obligations under such agreements. Purchaser, Seller and the Company acknowledge and agree that on and after the Closing Date, the Company shall no longer have any rights or obligations or otherwise be able to benefit from those agreements set forth in Section 5.07(ii) of the Company Disclosure Schedule (such agreements, the “Terminated Contracts“). Without limitation to the foregoing, on or prior to the Closing Date and except as provided in the Transition Services Agreement and Section 5.07(b), Seller and the Company shall terminate or cause to be terminated, and eliminate and procure the release of all current and future liabilities (including liabilities for all obligations to indemnify Seller or otherwise hold it harmless pursuant to any agreement or other arrangement entered into prior to the Closing), and the termination of all rights, of the Company and each of its Subsidiaries under all agreements, intercompany accounts payable and accounts receivable between the Company or any of its Subsidiaries, on the one hand, and Seller or any Affiliate of Seller, other than the Company and its Subsidiaries, on the other hand, without any further action by the parties thereto or any further liability, penalty or cost of the Company, Seller, Purchaser or any of their respective Affiliates. Notwithstanding anything to the contrary in this Section 5.07, the Seller Guarantees shall remain in full force and effect from and after the Closing, subject to the terms of Section 5.10.

(b) From the Closing Date until the earlier of the twelve month anniversary of the Closing Date and the termination of the applicable Shared Contract and at the request of Purchaser and provided that Purchaser has made, and is making, commercially reasonable efforts to replace such benefits and rights, Seller shall use commercially reasonable to make available to the Company the benefits and rights under those contracts set forth on Section 5.07(iii) of the Company Disclosure Schedule (all such contracts, the “Shared Contracts”) which are substantially equivalent to the benefits and rights enjoyed by the Company under each Shared Contract as of the Closing, to the extent such benefits relate to the Business; provided, that Purchaser shall from and after the Closing Date assume and discharge (or promptly reimburse Seller for) the obligations and liabilities under the Shared Contracts associated with the benefits and rights so made available to Purchaser.

SECTION 5.08. Real Estate Matters. (a) Purchaser, at its own discretion and sole expense, may order preliminary title reports from a nationally recognized title company (the “Title Company“) with respect to certain of the Real Property (the property covered by such reports being referred to herein as the “Titled Property“). Seller, the Company and its Subsidiaries shall use commercially reasonable efforts in cooperating with Purchaser and the Title Company in connection with the compilation, review and examination of title to the Titled Property and in connection with Purchaser’s efforts to obtain title insurance policies pursuant thereto, including, by providing customary affidavits, and other similar instruments as are reasonably required by the Title Company for the deletion of any standard or printed exceptions, in any title insurance policies issued pursuant thereto, that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state or province in which the Titled Property, which is the subject of such a title insurance policy, is located (provided that such affidavits shall be based on the actual knowledge of the signatory). Such cooperation by Seller, the Company and its Subsidiaries shall include providing Purchaser and the Title Company copies of, with respect to Titled Property, reasonably requested existing surveys, maps, GIS reports (including GIS-based compartment maps), aerial photographs, existing title reports and title insurance policies and true, correct and complete copies of the encumbrance documents identified therein, to the extent the same are in the possession of Seller, the Company or any of its Subsidiaries and to the extent the same are not publicly available, such as due to having been recorded in public real estate records.

(b) All premiums, fees, costs and expenses in connection with Seller’s and the Company’s compliance with this Section 5.08, including fees charged by the Title Company for any such title reports or title insurance policies, shall be borne wholly by Purchaser, except that Seller shall pay the cost associated with removing Title Objections in accordance with the provisions of (c) below. The obligation of Purchaser to reimburse Seller and it Subsidiaries for such fees, costs and expenses shall survive the Closing.

(c) Purchaser shall have the right to object in writing to any title matters of record that are not Permitted Liens and that materially and adversely affect the interest of the owner in the involved property which it learns of after the date hereof (collectively, “Title Defects“) within ten Business Days after Purchaser has been provided with the necessary documentation to make a determination as to whether or not any such matter constitutes a Title Defect (but in any event prior to the seventh Business Day before the Closing). Such writing shall include the basis (in reasonable detail) for Purchaser’s position that such matter is not a Permitted Lien. Purchaser shall not be entitled to object to any Liens or other title exceptions (and the same shall not constitute Title Defects or any breach of Seller’s representations hereunder, but instead shall be deemed Permitted Liens) (i) over which the Title Company is willing to insure (without material additional cost to Purchaser, unless Seller elects to pay such material additional cost for Purchaser’s account), (ii) against which the Title Company is willing to provide affirmative insurance (without material additional cost to Purchaser, unless Seller elects to pay such material additional cost for Purchaser’s account), or (iii) which will be extinguished at the Closing by Seller, at Seller’s sole cost and expense. Any title matters to which Purchaser shall not object in accordance herewith shall also constitute additional Permitted Liens. Title Defects that are timely objected to by Purchaser that are not Permitted Liens are herein collectively called “Title Objections.” Seller may elect (but shall not be obligated except as otherwise set forth herein) to remove, at Seller’s expense, any Title Objections, and shall be entitled to a reasonable adjournment of the Closing (not to exceed the earlier of (i) 60 days and (ii) the third Business Day prior to the Termination Date) to accomplish the same. Seller shall advise Purchaser in writing within seven Business Days after receipt of

Purchaser’s notice of Title Objections whether Seller intends to seek to remove the same (provided, however, that with respect to notices given by Purchaser seven or fewer Business Days before the Closing Date, Seller shall notify Purchaser of its election not less than three Business Days prior to Closing; provided, further, in the event that Purchaser gives Seller notice of a Title Objection at any time three or fewer Business Days prior to the Closing Date, Seller may elect to adjourn the Closing for a period of up to three Business Days (but in any event not beyond the third Business Day prior to the Termination Date) to the extent Seller, in its discretion, determines that additional time is necessary to consider Purchaser’s Title Objection). If Seller elects not to remove any Title Defects or Seller is unable to do so, except as otherwise provided in the following proviso, Purchaser shall nonetheless be required to accept title subject to the Title Objection, in which event such Title Defect shall thereupon constitute a Permitted Lien and shall no longer constitute a Title Defect for purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Section 5.08, (i) Purchaser shall have the right to terminate this Agreement pursuant to Section 8.01(c) if Purchaser complies with Section 5.09 but is still unable to obtain the Financing or Alternative Financing or the amount of such Financing is materially diminished and the existence of the Title Defects was a material contributing factor in such failure or material diminution (whether or not any Title Defects have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), (ii) this Section 5.08(c) shall in no way impair any of the rights of Purchaser or any other Purchaser Indemnified Party to indemnification under Article IX in respect of any Title Defect, and (iii) notwithstanding anything to the contrary in this Section 5.08, Seller shall be required to remove any Title Objection that is (1) voluntarily created by Seller, the Company or any of its Subsidiaries, (2) appearing of record and (3) neither a Permitted Lien (without giving effect to this sentence) nor otherwise permitted by this Agreement (the “Required Removal Title Objections“).

SECTION 5.09. Financing Matters. (a) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives, including legal and accounting Representatives to, cooperate with Purchaser, in connection with the arrangement of the Financing as may be reasonably requested by Purchaser, including (i) upon reasonable prior notice, participation in meetings, presentations, road shows, due diligence and drafting sessions and sessions with rating agencies and prospective investors, (and permitting members of senior management of the Business to participate in such meetings, presentations, roadshows and sessions and using reasonable best efforts to cause the present and former independent accountants of the Business to participate in such drafting sessions, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, offering memoranda, bank information memoranda, prospectuses, registration statements, marketing materials and similar documents (including MD&A and business description) required in connection with the Financing, including execution and delivery of customary representation letters in connection with information memoranda and to permit Seller’s independent accountants to issue unqualified reports with respect to financial statements of the Company and its Subsidiaries to be included in the offering memorandum, prospectus, registration statement and any updated filings or amendments thereto, (iii) as promptly as practical (it being agreed that the Company shall use reasonable best efforts to act within the timeframes set forth in the Commitment Letter), furnishing Purchaser and its Financing sources with financial and other documents, materials and information regarding the Company and its Subsidiaries as may be reasonably requested by the Purchaser, including all financial statements, financial data, audit opinions and other documents, materials and information pertaining to the Company and the Company’s Subsidiaries of the type described in paragraph 2 of Section A of Annex E thereto and such other information and data to the extent pertaining to the Company and required by the terms of the Commitment Letter or commitment letter for Alternative Financing for purposes of inclusion in the offering circular and/or syndication book required to market and/or syndicate the Financing or Alternative Financing to be disbursed at Closing (the “Required Information“), (iv) using its commercially reasonable efforts to obtain prior to the Closing the consent of PricewaterhouseCoopers to permit the use of the Required Information in connection with offerings of securities by Purchaser and/or one or more of its Subsidiaries as contemplated by the Commitment Letter and to cause PricewaterhouseCoopers to provide a comfort letter in accordance with SAS 72 for any such offering, (v) executing and delivering any pledge and security agreements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Purchaser and otherwise reasonably facilitating the guarantees, security and pledging of collateral contemplated by the Financing, including the loan, guarantee, security and collateral documentation, and (vi) facilitating the guarantees, security and pledging of collateral contemplated by the Financing, including the loan, guarantee, security and collateral documentation (including using reasonable best efforts (1) to effect the conversion of Owned Real Property from the Province of Nova Scotia’s Registry Act System to its Land Registration Act System prior to the Closing, (2) to enter into an agreement with Registrar General under the Land Registration Act (Nova Scotia) to allow, prior to completion of such conversion, the Purchaser financing sources to register deeds or charges under the Registry Act (Nova Scotia) at or prior to Closing in respect of such Owned Real Property and (3) in the case of the Timberlands, to obtain an exemption from the Registrar General under the Land Registration Act (Nova Scotia) from such conversion); provided, that (A) any agreements (other than management representation letters and any similar letters or agreements reasonably requested in connection with the Financing) executed by the Company or any of its Subsidiaries in connection with the foregoing shall only become effective upon the occurrence of the Closing, (B) such requested cooperation shall occur in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and (C) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing, except to the extent conditioned on the occurrence of the Closing.

(b) Purchaser shall, promptly upon written request by the Company and without the right to set-off, reimburse Seller and Company for all reasonable and documented out-of-pocket costs incurred by Seller and the Company or any of their respective Subsidiaries in connection with such cooperation (provided, that Purchaser shall not be obligated to reimburse the Company for any such costs incurred by the Company or its Subsidiaries following the Closing). Purchaser shall, without the right to set-off, indemnify and hold harmless Seller, the Company, their respective Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Financing (other than to the extent such losses arise from the gross negligence or willful misconduct of Seller, the Company, any of their respective Subsidiaries or their respective Representatives) and any information utilized in connection therewith (other than information relating to the Company approved by the Company for use therein). All material, non-public information regarding the Company and its Subsidiaries provided to Purchaser or its Representatives pursuant to Section 5.09(a) shall be kept confidential by them in accordance with the Confidentiality Agreements except for disclosure to potential investors as required in connection with the Financing subject to customary confidentiality protections.

(c) Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy on a timely basis all conditions applicable to the Financing that are within its control and, upon satisfaction of such conditions, to obtain the Financing, including (i) using reasonable best efforts to (x) satisfy on a timely basis all terms, covenants and conditions set forth in the Commitment Letter; (y) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter; and (z) consummate the Financing on the terms and conditions set forth in the Commitment Letter at or prior to Closing; and (ii) seeking to enforce its rights under the Commitment Letter. If any Financing Commitment shall be terminated or ceases to be available for any reason, the Purchaser will use its reasonable best efforts to secure alternative financing upon terms that are not less beneficial to Purchaser, with respect to conditionality or, when taken together with all other sources of financing, loan amount than those set forth in the Commitment Letter as in effect on the date of this Agreement) (any such alternative financing, the “Alternative Financing“); provided, that, in no event shall Purchaser be required to enter into any Alternative Financing pursuant to which the cost of capital, fees or expenses to Purchaser shall exceed the cost of capital fees or expenses contemplated by the Financing. Purchaser will use its reasonable best efforts to arrange and cause disbursement of the Financing as promptly as practicable, taking into account the expected timing of the Marketing Period and the Termination Date, on the terms and conditions set forth in Commitment Letter or of the Alternative Financing, including using reasonable best efforts to negotiate and enter into definitive agreements (including flex provisions, if any) with respect to the Financing on other terms no less favorable, in the aggregate, to Purchaser than the Commitment Letter and not in violation of this Section 5.09. Purchaser will furnish correct and complete copies of such definitive agreements to Seller promptly upon their execution.

(d) Purchaser shall keep Seller reasonably informed with respect to the status of the Financing and shall give Seller prompt notice of any material adverse change with respect to such Financing upon Purchaser or Sponsor acquiring actual knowledge thereof. Without limiting the foregoing, Purchaser agrees to notify Seller promptly, and in any event within two (2) Business Days, if at any time prior to the Closing Date (i) any Financing Commitment shall expire or be terminated for any reason, (ii) any financing source that is a party to any Financing Commitment notifies Purchaser that such source no longer intends to provide financing to Purchaser on the terms set forth therein, or (iii) for any reason Purchaser no longer believes in good faith that it will be able to obtain all or any portion of Financing contemplated by the Financing Commitments on substantially the terms described therein or on other terms no less favorable, in the aggregate, to Purchaser. Purchaser shall not, and shall not knowingly permit any of its Subsidiaries to, without the prior written consent of the Seller, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially impair, materially delay or prevent Purchaser’s obtaining of the Financing contemplated by any Financing Commitment. Purchaser shall not amend or alter, or agree to amend or alter, any Financing Commitment in any manner that would materially impair, materially delay or prevent the transactions contemplated by this Agreement without the prior written consent of Seller (provided, that Purchaser may replace or amend the Commitment Letter to add or otherwise replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, or otherwise so long as the terms are not less beneficial to Purchaser, with respect to conditionality or, when taken together with all other sources of financing, loan amount than those set forth in the Commitment Letter as in effect on the date of this Agreement).

(e) If any Financing Commitment shall be terminated or unavailable to Purchaser for any reason, Purchaser shall use its reasonable best efforts to obtain, and, if obtained, will provide Seller with a copy of definitive agreements with respect to the Alternative Financing. Purchaser shall keep Seller informed on a reasonably current basis of the status of its efforts to arrange the Financing.

(f) References to the Financing in this Section 5.09 shall include any Alternative Financing (and the new financing commitment related thereto) entered into in accordance with Section 5.09(c) or (e).

(g) Purchaser shall cause NewPage Corporation to comply with and be bound by the obligations of Purchaser in this Section 5.09 as if NewPage Corporation were Purchaser.

SECTION 5.10. Replacement of Guaranties. (a) Purchaser shall use its reasonable best efforts to have released and cancelled each Seller Guarantee (other than any Seller Guarantee in respect of Indebtedness that is paid in full under Section 5.17) set forth in item 4 on Section 3.18(a) of the Company Disclosure Schedule or to cause itself and/or one or more of its Affiliates or a letter of credit to be substituted for Seller and each of Seller and each of Seller’s Affiliates in respect of such Seller Guarantee, in each case, as of the Closing Date. To the extent such release or substitution of any Seller Guarantee contemplated by the first sentence of this Section 5.10(a) has not been effected as of the Closing Date, (i) Purchaser and Seller shall use all commercially reasonable efforts to terminate (without any surviving liability) the agreement underlying such Seller Guarantee as of the Closing Date or as soon as possible thereafter and (ii) until such agreement is terminated (without any surviving liability) Purchaser agrees, and after the Closing Date, shall cause the Company, in each case, unconditionally and irrevocably, without the right of setoff, to pay to, reimburse and indemnify and hold harmless Seller for and against any payments, costs and expenditures incurred by Seller or any of its Affiliates after the Closing as relating to such Seller Guarantee until the complete release of Seller and its Affiliates under such Seller Guarantee. If, notwithstanding Purchaser’s reasonable best efforts described above, any Seller Guarantee (other than any Seller Guarantee in respect of Indebtedness that is paid in full under Section 5.17) is outstanding after the Closing Date, Purchaser shall cause the Company to deliver at the Closing an irrevocable letter of credit in an amount sufficient to cover all of Purchaser’s and the Company’s potential payment, reimbursement and indemnification obligations under this Section 5.10, including with respect to the Sale Lease-Back, the amount set forth on Schedule 5.10 of the Company Disclosure Schedule; provided, however, that in no event shall Purchaser or any of its Affiliates be required to obtain an aggregate amount of letters of credit in excess of $110 million. Seller shall be the beneficiary of each such letter of credit.

(b) Any payment to the Seller made pursuant to Section 5.10(a) shall, except as required by Law, be made without withholding or deduction for or on account of any Taxes imposed by any jurisdiction or any political subdivision or taxing authority thereof or therein and Purchaser agrees, and after the Closing Date shall cause the Company, to indemnify and hold

Seller harmless from any such Taxes other than Excluded Taxes as defined below. If any such Taxes are required to be withheld or deducted from any such payment, Purchaser agrees, and after the Closing Date shall cause the Company, to pay such additional amounts as may be necessary to ensure that the net amount actually received by the Seller after such withholding or deduction is equal to the amount that the Seller would have received had no such withholding or deduction been required, provided, however, that no such additional amounts shall be payable in respect of any Taxes imposed on the net income of the Seller by the jurisdiction under the laws of which the Seller is organized or has its principal place of business or Taxes required to be withheld under applicable Law for Seller’s failure to deliver the certificate described in Section 1.03(c)(iv) of this Agreement (such Taxes, “Excluded Taxes“). Seller shall provide Purchaser or the Company upon request with any certification, identification, information, or other documentation reasonably necessary for any exemption from, or reduction in the rate of any Taxes for which additional amounts are payable hereunder. Seller and Purchaser agree that all payments pursuant to Section 5.09(a) shall be treated for tax purposes as an adjustment to the Cash Purchase Price.

(c) If (i) there has not been a termination prior to the Closing of the sale lease-back arrangement (such arrangement and all related agreements, the “Sale Lease-Back“) entered into by the Company pursuant to the Participation Agreement, among the Company and the other parties named therein, dated as of December 23, 1997 (the “Participation Agreement“), and the Lease Agreement, between Wilmington Trust Company and the Company, dated as of December 23, 1997 (the “Lease Agreement“) (it being understood that there shall be no obligation of Seller or the Company to terminate such Sale Lease-Back before the Closing) or (ii) without limiting Section 5.10(a), Purchaser has not caused the full and unconditional release of the Seller Guarantee, dated November 15, 2002, related thereto or provided reasonable assurance to Seller that the Company has and will have sufficient cash-on-hand to satisfy the Company’s obligations to fund the obligations described in clauses (x) and (y) of this Section 5.09(c), then Purchaser shall not, and shall not permit the Company to, (x) terminate the Sale Lease-Back by purchasing the Facility (as defined in the Participation Agreement) as permitted by Section 12A(b) of the Lease Agreement or (y) exercise its Purchase Option (as defined in the Participation Agreement) as permitted by Section 14(a)(i) of the Lease Agreement.

SECTION 5.11. Certain Employee Matters. (a) From and after the Closing Date, Purchaser shall, and shall cause the Company to, honor, in accordance with their terms all existing employment, severance and change in control agreements between the Company or any of its Subsidiaries and any officer, director or employee of the Company or any of its Subsidiaries, except for those employment, severance and change in control agreements where the liabilities thereunder are included in the calculation of Closing Date Net Indebtedness.

(b) From and after the Closing Date, Purchaser shall, and shall cause the Company to, cause service rendered by employees of the Company and its Subsidiaries prior to the Closing Date to be taken into account for vesting, eligibility, level of benefits and benefit accrual purposes under employee benefit plans of Purchaser, the Company and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans for those purposes. Purchaser shall cause such Plans to (i) waive any preexisting condition limitations to the extent such limitations have been waived under the corresponding Company Plans covering such employee on the Closing Date, (ii) waive any waiting period and evidence of insurability requirements on the Closing Date and (iii) honor any deductible and out-of-pocket expenses incurred by such employee and his or her beneficiaries during the portion of the calendar year preceding the Closing Date under the corresponding Company Plans covering such employee on the Closing Date.

(c) From and after the Closing Date, Purchaser shall, and shall cause the Company and its Subsidiaries to, honor, in accordance with their terms, the collective bargaining agreements or Settlement Proposals pertaining to any collective bargaining agreements specified in Section 3.13 of the Company Disclosure Schedule.

(d) With respect to the employees of the Company and its Subsidiaries whose terms and conditions of employment are not subject to a collective bargaining agreement and who continue to be employed on and after the Closing Date, Purchaser will cause the Company and its Subsidiaries, from and after the Closing Date until the first anniversary of the Closing Date, to provide compensation and benefits to such employees, which compensation and benefits will be, in the aggregate, no less favorable than those currently provided to similarly situated employees of Purchaser. Nothing in this Section 5.11(d) shall be deemed to constitute an amendment of any employee benefit plan, program or arrangement or to prevent the Company or any of its Subsidiaries from making any change in any plan, program or arrangement, including any change required by Law or deemed necessary or appropriate to comply with applicable Law or regulation. Nothing in this Section 5.11(d) shall be deemed to require Purchaser or the Company to continue to employ any employee of the Company and its Subsidiaries after the Closing Date. Purchaser is and shall remain fully liable for the payment of any legal obligations which arise in connection with the contractual relationship between the employees of the Company and Purchaser and the Company or the termination or deemed termination thereof from and after the Closing Date.

(e) With respect to the options on the Seller’s stock held by the employees of the Company and its Subsidiaries who continue to be employed on and after the Closing Date (“Seller Stock Options“), from and after the Closing, Purchaser shall, and shall cause the Company and its Subsidiaries to, honor the terms of such Seller Stock Options by delivering cash upon exercise to the optionee and his or her beneficiary in the amount equal to the excess of the Fair Market Value of the shares acquired on the exercise of the option over the exercise price paid for the shares less all applicable withholdings. For purposes of this Section 5.11(e), “Fair Market Value“ shall mean the volume weighted average price of the Seller’s stock obtained on the Helsinki Stock Exchange for trades during the day on which the exercise occurs. Purchaser shall, and shall cause the Company and its Subsidiaries to, be responsible for all tax withholding, social charges and similar amounts due and any reporting required in connection with any exercise or payment of such Seller Stock Options. Each of the Parties shall reasonably cooperate with each other with respect to the administration of the options and any tax withholding and reporting required in connection therewith. Notwithstanding anything to the contrary in this Section 5.11(e), the maximum amount Purchaser shall be required to incur pursuant to the obligations set forth in this Section 5.11(e) is $10 million (taking into account any tax withholding, social charges and similar amounts) and any excess amounts required to be paid in connection with the exercise of such Seller Stock Options shall be borne solely by Seller and Seller shall indemnify and hold Purchaser harmless from and against such excess. Seller shall not amend, modify or extend any of the Seller Stock Options or the terms thereof.

(f) Nothing in this Section 5.11, express or implied, is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 5.11, provided that Purchaser shall cooperate with, and take all steps necessary for, Seller to comply with Successor and Assigns and similar provisions contained in collective bargaining agreements and Settlement Proposals pertaining to the renewal or extension of collective bargaining agreements.

SECTION 5.12. Maintenance of Books and Records. After the Closing, each of the Parties shall preserve, until at least the eighth anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such Party relating to the Company and its Subsidiaries. After the Closing Date and up until at least the eighth anniversary of the Closing Date, upon any reasonable request from a Party or its Representatives, the Party holding such records shall (a) provide to the requesting Party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting Party or its representatives to make copies of such records, in each case at no cost to the requesting Party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require any Party to disclose any information to another if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law, unless the other Party shall have agreed to fully indemnify the disclosing Party against any Losses resulting from such disclosure. Such records may be sought under this Section for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, tax, litigation, federal securities disclosure or other similar needs of the Party seeking such records. Notwithstanding the foregoing, any and all such records may be destroyed by a Party if such destroying Party sends to the other Parties written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless another Party notifies the destroying Party that such other Party desires to obtain possession of such records, in which event the destroying Party shall transfer the records to such requesting Party and such requesting Party shall pay all reasonable expenses of the destroying Party in connection therewith.

SECTION 5.13. Post-Closing Cooperation on Financial Data and Statements. From and after the Closing, each Party shall promptly, upon reasonable request of the other Party, furnish to such other Party such additional information or documents necessary for the timely preparation of audited and unaudited GAAP financial statements for the Business (including the Company and its Subsidiaries) that comply with Regulation S-X and such other financial data and statements that the requesting Party or its Affiliates is required to file with or furnish to applicable authorities, including the U.S. Securities and Exchange Commission, to the extent such information and documents are within the possession or control of such Party or its Subsidiaries. Furthermore, each Party agrees, to the extent it is in a position to do so and to the extent the same are true and correct, to execute or cause its Subsidiary or its Affiliate to execute, any customary management representation letters which are required to permit a requesting Party’s accountants to issue unqualified reports. This paragraph shall be in addition to, and not limit, the rights of Purchaser under Section 5.09.

SECTION 5.14. Excluded Assets. The Parties acknowledge that the assets, properties and rights described on Section 5.14 of the Company Disclosure Schedule (the “Excluded Assets“) and the related Liabilities are not assets, property, rights or Liabilities of the

Company or any of its Subsidiaries either because such assets properties, rights and Liabilities were never held by or have been assigned or transferred by the Company or its Subsidiaries or because assignments and transfers of Excluded Assets or assumption of related Liabilities have been or will be entered into by the Company or one or more of its Subsidiaries for the benefit of Seller or its Subsidiaries (other than the Company and its Subsidiaries) or the Company or its Subsidiaries, as applicable, as promptly as practicable. From and after the Closing, Purchaser shall cooperate (at Seller’s cost) in connection with assuring that such assignments, transfers and assumptions, as applicable, are implemented and remain in full force and effect.

SECTION 5.15. No Solicitation of Employees. None of Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) shall from the date hereof through the first anniversary of the Closing Date, directly or indirectly, solicit the employment or services of, in any capacity (whether as an employee, consultant, independent contractor or otherwise), any person who is at such time an employee of the Company or any of its Subsidiaries, other than those persons whose name is set forth on Section 5.15 of the Company Disclosure Schedule, without Purchaser’s prior written consent. None of Holdco, Purchaser or any of its Subsidiaries shall for a period of one year from and after the Closing Date, directly or indirectly, solicit the employment or services of, in any capacity (whether as an employee, consultant, independent contractor or otherwise), any person who is at such time an employee of Seller or its Subsidiaries (other than the Company and its Subsidiaries) with which Holdco, Purchaser or any of its Subsidiaries has had any material dealings in connection with the transactions contemplated by this Agreement, without Seller’s prior written consent. The foregoing restrictions shall not apply to (i) any employee whose employment was terminated by Holdco, Purchaser or any of its Subsidiaries, or any employee of Seller or its Subsidiaries, whose employment was terminated by Seller or its Subsidiaries, in each case, prior to such solicitation, (ii) with respect to the second sentence of this Section 5.15, any employee of Seller or its Subsidiaries (other than the Company and its Subsidiaries) who voluntarily terminates employment with Seller or its Subsidiaries and does not commence employment with Holdco, Purchaser or its Subsidiaries less than six months after the date of such termination or (iii) with respect to the first sentence of this Section 5.15, any employee of the Company or its Subsidiaries who voluntarily terminates employment with the Company or its Subsidiaries after the Closing and does not commence employment with Seller or its Subsidiaries less than six months after the date of such termination. For purposes of this Section 5.15, the term “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, open job fairs or otherwise provided that such searches are not focused or targeted on employees of Seller or its Subsidiaries or Purchaser or its Subsidiaries, as the case may be.

SECTION 5.16. Notice of Certain Developments. Until the Closing and without limiting any other obligations under this Agreement, Seller and Purchaser shall notify the other Party promptly, but in any event within seven (7) Business Days after having actual knowledge thereof, of (i) any change, event or development (or series of changes, events, or developments) that has had or would reasonably likely to have, individually or in the aggregate, (x) in the case of Seller, a Company Material Adverse Effect or (y) in the case of Purchaser, a Purchaser Material Adverse Effect or (ii) any change or fact that, with notice or lapse of time or both, will or is reasonably likely to result in any of the conditions set forth in Sections 6.02 (in the case of Seller and the Company) or 6.01 (in the case of Purchaser) becoming incapable of being satisfied.

SECTION 5.17. Indebtedness. With respect to each item of Indebtedness of the Company and its Subsidiaries as of the Closing, Seller shall deliver, as least three Business Days prior to the Closing Date, executed payoff letters or final invoices, as applicable, from each lender, creditor, noteholder, or other counterparty to whom such Indebtedness obligation is owing (whether or not then due and payable), in each case, in a form reasonably satisfactory to Purchaser’s sources of Financing and (A) that sets forth the amount to be paid on the Closing Date, together with wire transfer instructions and (B) evidencing that the payment of such amount shall automatically result (without any further action of any of the parties to such Indebtedness) in the full repayment, satisfaction and discharge of all current and future obligations of the Company and each of its Subsidiaries (and, in the case of hedging, swap or similar agreements, the complete unwind and settlement of such arrangements) in respect of such Indebtedness (except obligations for indemnification and reimbursement that expressly survive repayment in full) and of all current and future Liens relating to such items of Indebtedness.

SECTION 5.18. Pulp Supply.

(a) Seller shall use its reasonable best efforts to cause the transfer or partial transfer, as the case may be, prior to the Closing, to Purchaser (or, at Purchaser’s option, to the Company) of each of the Contracts between Seller and any third-party supplier of pulp to the extent such Contract is used by the Company or any of its Subsidiaries to obtain pulp as of the date of this Agreement or prior to the Closing (the “Current Pulp Supply Contracts”). Seller will be solely responsible for any costs or expenses associated with obtaining all necessary consents or approvals regarding such transfer of the Current Pulp Supply Contracts and neither Purchaser nor any of its Affiliates shall be required to make any payments or offer or grant any accommodation (financial or otherwise) in exchange therefor. In connection with this Section 5.18, neither Seller nor any of its Affiliate shall consent to any modification of any Current Pulp Supply Contract or otherwise obligate Purchaser or any of its Affiliates (including the Company and its Subsidiaries) to take or omit to take any action after the Closing without the prior written consent of Purchaser.

(b) At the Closing, the Parties shall enter into the Pulp Supply Agreement.

SECTION 5.19. Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement and the Related Documents or the transactions contemplated herein and therein, each Party will take (or, in the case of Purchaser, will cause Holdco to take) such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article IX below or the Party to which the request is directed is otherwise obligated to bear such cost pursuant to this Agreement).

ARTICLE VI

CONDITIONS PRECEDENT TO CLOSING

SECTION 6.01. Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing as contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions (unless satisfaction of any such condition is expressly waived by Seller in a writing delivered to Purchaser):

(a) Purchaser shall have performed in all material respects and complied with in all material respects its agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date;

(b) Subject to the standards set forth in Section 10.01(c), the representations and warranties of Purchaser set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date subject to the standards set forth in Section 10.01(c));

(c) All regulatory filings that may be required by any Governmental Entity, including under the HSR Act, the Competition Act (Canada), the Investment Canada Act and the FPA, and with the PSCW and the Province of Nova Scotia, that are required for the consummation of the Closing not to give rise to a violation of material applicable Law, shall have been made and, as applicable, all approvals thereunder that are required for the consummation of the Closing not to give rise to a violation of material applicable Law shall have been obtained and all waiting periods under the HSR Act (and all waiting periods under such other Laws that are required for the consummation of the Closing not to give rise to a violation of material applicable Law) shall have expired or been waived or earlier terminated;

(d) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any Related Document shall be in effect, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the transactions contemplated hereby;

(e) Seller shall have received a certificate signed by a senior officer of Purchaser to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied,

(f) Seller shall have received the certificates described in Sections 1.03(b)(v), and 1.03(b)(x), and the Estimated Cash Purchase Price, Holdco Note and Holdco Shares in accordance with Article I; and

(g) Seller shall have received a certificate described in Treasury Regulations Section 1.1445-2(b)(2) certifying that Holdco is not a foreign person.

SECTION 6.02. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing as contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions (unless satisfaction of any such condition is expressly waived in a writing by Purchaser delivered to Seller):

(a) Seller and the Company shall have performed in all material respects and complied with in all material respects their respective agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date;

(b) Subject to the standards set forth in Sections 10.01(a) and (b), the representations and warranties of Seller and the Company set forth in Article II and Article III, respectively, shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date subject to the standards set forth in Sections 10.01(a) and (b));

(c) (i) All regulatory filings that may be required by any Governmental Entity, including under the HSR Act, the Competition Act (Canada), the Investment Canada Act and the FPA, and with the PSCW and the Province of Nova Scotia, that are required for the consummation of the Closing not to give rise to a violation of material applicable Law, shall have been made and, as applicable, all approvals thereunder that are required for the consummation of the Closing not to give rise to a violation of material applicable Law shall have been obtained and all waiting periods under the HSR Act (and all waiting periods under such other Laws that are required for the consummation of the Closing not to give rise to a violation of material applicable law) shall have expired or been waived or earlier terminated and (ii) Purchaser shall have obtained an order from the PSCW stating that Holdco, Purchaser and each of its Subsidiaries (including the Company and its Subsidiaries) are, and after giving effect to the Closing will remain, exempt from regulation as a “holding company” or a “holding company system” as defined under Wis. Stat. § 196.795;

(d) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any Related Document shall be in effect, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the transactions contemplated hereby;

(e) Purchaser shall have received a certificate signed by a senior officer of the Company to the effect that the conditions set forth in clauses (a) and (b) above with respect to the covenants and representations and warranties of the Company have been satisfied;

(f) Purchaser shall have received a certificate signed by a senior officer of Seller to the effect that the conditions set forth in clauses (a) and (b) above with respect to the covenants and representations and warranties of Seller have been satisfied; and

(g) Purchaser shall have received the certificate described in Section 1.03(c)(iv).

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Indemnity and Tax Refunds. (a) From and after the Closing, Seller shall indemnify and hold Holdco, Purchaser, the Company and all of its Subsidiaries harmless from (i) any and all Taxes imposed on the Company or any of the Subsidiaries for taxable periods ending on or before the Closing Date, (ii) with respect to any taxable year or period that includes but does not end on the Closing Date, the portion of such taxable year or period ending on and including the Closing Date, (iii) any Loss arising or resulting from a breach or inaccuracy of the representations and warranties set forth in Section 3.08 (Tax Matters), excluding, however, in the case of this clause (iii), any Loss incurred as a result of any reduction in any net operating loss of the Company or any Subsidiary thereof for any Tax Period or portion thereof ending on or prior to the Closing Date and (iv) any and all Taxes imposed on the Company or any of its Subsidiaries (if and when they actually become payable after taking into account any other net operating losses or other tax attributes available to offset income or gain of the Company or its Subsidiaries) that would not otherwise have been payable but for a reduction in excess of $200 million in the aggregate amount of the net operating losses of the Company and each Subsidiary thereof in existence on the Closing Date (without taking into account the transactions contemplated by the second sentence of Section 5.07(a)) to the extent such reduction resulted from the recognition of taxable income or gain in connection with the termination of, cancellation of, settlement of or other action making inoperable any of the agreements set forth in Exhibit H; it being understood that (A) in the event of a reduction in net operating losses in excess of $200 million only the reduction in excess of $200 million shall be taken into account under this clause (iv) and (B) in determining whether a Tax would otherwise have been payable in a taxable year there shall be taken into account the impact, if any, of limitations under section 382 or other provisions of the Code that would otherwise have limited the availability of the net operating losses for absorption in such taxable year. Seller shall be entitled to any Tax Refund of the Company or any of its Subsidiaries received for any taxable year or period (or portion thereof) ending on or before the Closing Date and Purchaser shall pay the value of any such Tax Refund received by Purchaser, the Company or any of it Subsidiaries to Seller, promptly following its receipt. The representations and warranties contained in Section 3.08 (Tax Matters) and the right of Holdco, Purchaser, the Company and its Subsidiaries to seek indemnification with respect thereto shall survive until 30 days after the expiration of the statute of limitations applicable to the matters described therein (including extensions thereof).

(b) Notwithstanding Section 7.01(a), Seller’s indemnity obligation shall not apply to the extent that (a) a provision or reserve in respect of that Tax (or loss caused by such Tax) has been made in the Closing Date Working Capital, or (b) the Tax (or loss caused by such Tax) would not have arisen but for, or is increased by, Purchaser’s failure to comply with any covenant contained in Section 7.04.

(c) From and after the Closing, Purchaser shall be liable for and indemnify and hold harmless Seller for all Taxes imposed on the Company or any of it Subsidiaries, (i) for any actions taken after the Closing Date by Purchaser or any of its Affiliates (including the Company or any of its Subsidiaries) other than any actions contemplated by this Agreement, (ii) for taxable periods beginning after the Closing Date, and (iii) with respect to any taxable year or period that includes but does not end on the Closing Date, the portion of such taxable year or period that begins on the day after the Closing Date. From and after the Closing, Purchaser shall be entitled to any Tax Refund of the Company or any of its Subsidiaries received for any taxable year or period (or portion thereof) ending after the Closing Date and for any Tax Refund included in the calculation of Closing Date Working Capital and Seller shall pay the value of any such Tax Refund received by Seller to Purchaser promptly following its receipt.

SECTION 7.02. Straddle Periods and Apportionment. Whenever it is necessary to determine the liability for Taxes of either the Company or any of its Subsidiaries for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes of the Company or any of its Subsidiaries for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date generally shall be determined by assuming that the Company or any of its Subsidiaries had a taxable year or period which ended at the close of the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation), and Taxes imposed on a periodic basis (such as real property taxes), shall be apportioned on a time basis (i.e., the amount of such Tax for the entire taxable period shall be multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period).

SECTION 7.03. Tax Returns. From and after the Closing, Purchaser shall file or cause to be filed when due (taking into account any extensions received from the relevant tax authorities) all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries for taxable years or periods ending on or before the Closing Date and all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries for taxable years or periods ending after the Closing Date and shall remit any Taxes due in respect of such Tax Returns. Purchaser shall permit Seller to review and comment on each such Tax Return that includes a taxable period or portion thereof that includes the Closing Date. Purchaser shall submit a draft of any such Tax Return to Seller at least 30 days before the date such Tax Return (or in the case of a Tax Return relating to a taxable period consisting of 60 days or less, at least 10 Business Days before the due date of such Tax Return) is required to be filed with the relevant Tax authority, including with such Tax Return a calculation of the relevant Pre-Closing Tax Period Taxes which are payable with such Tax Returns and shall not file such Tax Return until due and shall make such reasonable revisions to such Tax Returns or the calculation as are requested by Seller unless otherwise required by applicable Law. Seller shall pay to Purchaser an amount equal to Pre-Closing Tax Period Taxes as calculated (taking into account Seller’s comments but subject to requirements of applicable Law) which are payable with Tax Returns to be filed by Purchaser at least 10 days prior to the due date (including any extensions) for the filing of such Tax Returns.

SECTION 7.04. Consistency with Prior Periods. (a) Neither Purchaser nor any of its Affiliates (including, after the Closing, the Company or its Subsidiaries) shall, without the prior consent of Seller (which consent shall not be unreasonably withheld or delayed), file an amended Tax Return of the Company or any of its Subsidiaries that relates to a Pre-Closing Tax Period) that is reasonably likely to affect the Tax liability of Seller (or any of its Affiliates), the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period unless such action is required under applicable Law.

SECTION 7.05. Contest Provisions. (a) Seller shall have the right to control the conduct and resolution of any audit, litigation, contest, dispute, negotiation, or other proceeding with any Tax authority (collectively, the “Tax Contest“) that relates to any Taxes of the Company or any Subsidiary that Seller could be required to indemnify pursuant to Section 7.01, including, without limitation, by selecting counsel of its choice to represent the Company or any Subsidiary, unless Seller affirmatively elected, in writing and at its sole discretion, not to assert such control (each such proceeding for which a Seller does not make such election, a “Seller Proceeding“); provided, however, that (A) the applicable Seller shall consult with Purchaser and keep Purchaser informed regarding the progress and any potential compromise or settlement of each Seller Proceeding; (B) Purchaser shall be entitled to participate at its own expense in each Seller Proceeding; and (C) Seller shall act in good faith in connection with any settlement or compromise of any such Seller Proceeding, and shall not settle or compromise any such Seller Proceeding to the extent such settlement could adversely affect Purchaser in any material respect, the Company or its Subsidiaries for a taxable year or period ending after the Closing Date, without Purchaser’s consent (not to be unreasonably withheld). If Seller fails to assert control of any Tax Contest within 30 days after receiving notice of such Tax Contest (regardless of whether Seller has affirmatively elected, in writing, not to assert such control as described in the foregoing sentence), Purchaser shall have the right to control such Tax Contest and Seller shall have the right to participate therein; provided, that, Purchaser shall not have the right to settle any such Tax Contest without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed).

(b) Except as otherwise provided in Section 7.04, Purchaser shall have the right to control the conduct and resolution of any Tax Contest relating to Taxes of the Company or any Subsidiary that is not a Seller Proceeding, including, without limitation, by selecting counsel of its choice to represent the Company or any Subsidiary.

SECTION 7.06. Assistance and Cooperation. From and after the Closing Date, Seller and Purchaser shall:

(a) assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with this Article VII;

(b) cooperate fully in preparing for any audit, litigation, contest, dispute, negotiation, or other proceeding with any Tax authority or other Person regarding Taxes of the Company or any of its Subsidiaries;

(c) make available to the other party and to any Tax authority, as reasonably requested, all information, records, and documents relating to Taxes or Tax Returns of the Company or any of its Subsidiaries (including, without limitation, information necessary to file extensions and make estimated Tax payments); and

(d) furnish the other party with copies of all correspondence received from any Tax authority in connection with any audit, litigation, contest, dispute, negotiation, or other proceeding with any Tax authority with respect to any Taxes of the Company or any of its Subsidiaries.

SECTION 7.07. Transfer Taxes. Purchaser shall be responsible for and shall indemnify Seller, promptly upon demand and delivery of proof of payment for, all excise, sales, transfer, documentary, filing, recordation and other similar taxes, levies, fees and charges, if any, (including all real estate transfer taxes, indirect transfer and conveyance and recording fees, if any) (collectively, “Transfer Taxes“), that may be imposed upon, or payable or collectible or incurred in connection with the transfer of the Shares pursuant to this Agreement. Purchaser shall be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes. Purchaser and Seller shall cooperate with each other in order to minimize applicable Transfer Taxes in a manner that is mutually agreeable and in compliance with applicable Law, and shall to that extent execute such documents, agreements, applications, instruments, or other forms as reasonably required, and shall permit any such Transfer Taxes to be assessed and paid in accordance with applicable Law.

SECTION 7.08. Tax Sharing Agreements. Any and all existing Tax indemnification, Tax sharing, Tax allocation, group relief or other similar agreements between the Company or any of its Subsidiaries, on the one hand, and Seller or any Affiliate of Seller, on the other hand, shall be terminated, as of the applicable Closing. After such date none of the Company or its Subsidiaries, Seller or any Affiliate of Seller shall have any further rights or liabilities thereunder.

SECTION 7.09. Exclusive Remedy. For the avoidance of doubt, any indemnification by Seller for Taxes will be governed exclusively by this Article VII. Seller’s obligation to indemnify Purchaser under Section 7.01 and Purchaser’s obligation to indemnify Seller under Section 7.01 shall survive the Closing hereunder and continue until 30 days following the expiration of the statute of limitations on assessment of the relevant Tax. Notwithstanding the foregoing, any claim for indemnification shall survive such termination date if the party seeking indemnification, prior to such termination date, shall have advised the other party in writing of facts that constitute or may give rise to an alleged claim for indemnification under Section 7.01, specifying in reasonable detail the basis under this Agreement for such claim. For the avoidance of doubt, any indemnification for Purchaser’s representations and warranties made with respect to Taxes (Section 4.07) shall be subject to Article IX.

ARTICLE VIII

TERMINATION

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) in writing by mutual consent of Purchaser and Seller;

(b) by written notice from Seller to Purchaser, if any condition set forth in Section 6.01 becomes incapable of satisfaction prior to the Termination Date other than as a result of intentional actions or inactions by Seller knowingly in violation of this Agreement that render any such condition incapable of fulfillment and shall not have been waived in writing by Seller (for the avoidance of doubt, with respect to breaches of representations, warranties and covenants hereunder, “incapable of satisfaction” means that such breach cannot be cured by the reasonable efforts of the Parties prior to the then applicable Termination Date);

(c) by written notice from Purchaser to Seller, if any condition set forth in Section 6.02 becomes incapable of satisfaction prior to the Termination Date other than as a result of intentional actions or inactions by Purchaser knowingly in violation of this Agreement that render any such condition incapable of fulfillment and shall not have been waived in writing by Purchaser (for the avoidance of doubt, with respect to breaches of representations, warranties and covenants hereunder, “incapable of satisfaction” means that such breach cannot be cured by the reasonable efforts of the Parties prior to the then applicable Termination Date);

(d) by written notice from Seller to Purchaser if (i) the conditions set forth in Section 6.02 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing, and on the date of such termination no state of facts or circumstances exists that would cause such conditions not to be able to be satisfied on the Closing Date if the Closing were to occur on such date) and (ii) on or prior to the last day of the Marketing Period, Purchaser has not received the proceeds of the Financing; or

(e) by written notice from Purchaser or Seller, if the Closing shall not have occurred on or before nine months after the date hereof (as such date may be extended from time to time pursuant to the proviso to this paragraph, the “Termination Date“); provided, however, that (i) if the Marketing Period has not ended on or prior to nine months after the date hereof, then the Termination Date shall be extended to the earlier of (x) twelve months after the date hereof and (y) the end of the Marketing Period; and (ii) if the sole reason that the Closing may not occur on or before the Termination Date is the failure to obtain a regulatory approval or clearance, or of a regulatory waiting period to expire, then either Purchaser or Seller may, on notice to the other given not less than one Business Day before the Termination Date in effect at such time, extend the Termination Date until a later date (but no later than twelve months after the date hereof) if the Party delivering such notice believes in good faith that such regulatory approval or clearance is reasonably likely to be obtained, or such regulatory waiting period is reasonably likely to expire, on or before the date specified in such notice as the new Termination Date.

(f) by written notice by Purchaser to Seller if (i) Purchaser has complied with its obligations under Section 5.09 (Financing) and (ii) the lenders under the Commitment Letter or the commitment for Alternative Financing (as the case may be), in accordance with and as permitted by the terms and conditions of the Commitment Letter or such commitment for Alternative Financing, have notified Purchaser in writing that, due to a Termination Development, they will not be disbursing at least $2,056,000,000 at Closing and Purchaser’s subsequent reasonable best efforts to secure Alternative Financing have failed to result in any new commitment for Alternative Financing (other than a commitment pursuant to which the lenders have subsequently delivered the notice described in this clause (ii)) (it being understood that such subsequent reasonable best efforts shall continue and not be deemed to have failed until the earlier of the termination of this Agreement pursuant to a provision other than this Section 8.01(f) and the second Business Day before the Termination Date).

As used herein, “Termination Development” means each of the following: (x) the satisfaction of the condition in clause (ii) of the fourth paragraph of the Commitment Letter or, in the case of a commitment for Alternative Financing, a similar condition that is no broader or (y) the inclusion in Required Information delivered by Seller to Purchaser of FIN 48 disclosure relating to the termination and settlement of the agreements set forth on Exhibit H.

SECTION 8.02. Effect of Termination. If this Agreement is terminated in accordance with Section 8.01, this Agreement shall become null and void and of no further force and effect, except that (i) the terms and provisions of Section 5.06 (Press Releases), Section 5.08(b) (Title Fees), Section 5.09(b) (Financing Matters), this Section 8.02 (Effect of Termination), Section 8.03 (Fees and Expenses) and Article X (General Provisions) shall remain in full force and effect, (ii) any termination of this Agreement shall not relieve any Party from any liability for any knowing and intentional material breach of this Agreement and (iii) the Confidentiality Agreement (subject to the terms of Section 5.03(a) (but solely with respect to the confidentiality provisions therein)) and the Guarantee shall survive such termination in accordance with their terms.

SECTION 8.03. Fees and Expenses. (a) Except as otherwise provided herein (including Section 5.08(b) and Section 5.09(b)), each Party shall bear and be fully responsible for its own costs, fees and expenses (including, but not limited to, fees and disbursements of attorneys, accountants and financial advisors) and other liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

(b) If this Agreement is terminated by Seller pursuant to Section 8.01(d) or at a time when the conditions in Sections 8.01(d)(i) and 8.01(d)(ii) are satisfied, by either Party pursuant to Section 8.01(e), and, in either case, the Exception Condition has not been satisfied, then Purchaser shall pay to Seller a fee of $50,000,000 (the “Financing Termination Fee”). The Financing Termination Fee shall be payable by Purchaser on the first Business Day occurring on or after the date of such termination in immediately available U.S. dollar funds to an account designated in writing by Seller. As used herein, the “Exception Condition” shall be deemed to have been satisfied if both (x) the condition described in clause (i) of Section 8.01(f) has been satisfied; and (y) either (1) the condition described in clause (ii) of Section 8.01(f) has been satisfied or (2) the condition to Purchaser’s termination right under clause (i) of the proviso to Section 5.08 has been satisfied.

(c) If either Seller or Purchaser terminates this Agreement pursuant to Section 8.01 (other than (x) pursuant to Section 8.01(a), (y) pursuant to Section 8.01(b) where Seller has committed a material breach of any of its obligations under this Agreement or (z) pursuant to Section 8.01(c) (other than if such termination is caused by a failure of the condition in Section 6.02(c) relating to the HSR Act to be satisfied, except to the extent such failure is the result of a breach of Seller’s obligations hereunder)) and at that time the provisions of Section 6.01(c) that relate to clearance under the HSR Act have not been satisfied or waived, then Purchaser shall pay to Seller a fee equal to 12% of the Base Purchase Price (the “Antitrust Termination Fee“ and, together with the Financing Termination Fee, the “Termination Fees“) in cash by wire transfer of immediately available funds to an account designated in writing by Seller. The Antitrust Termination Fee shall be payable by Purchaser on the first Business Day occurring on or after the date of such termination by Seller or on the date of (and as a condition to the effectiveness of) such termination by Purchaser. In no event shall more than one Termination Fee be paid pursuant to this Agreement.

(d) Purchaser acknowledges that the agreements set forth in Section 8.03(b), Section 8.03(c) and this Section 8.03(d) are an integral part of the transactions contemplated by this Agreement. If Purchaser fails to timely pay any amount due pursuant to Section 8.03(b) or Section 8.03(c), then Purchaser shall also pay Seller its reasonable and documented costs and expenses (including reasonable and documents attorneys’ fees) in connection with Seller’s enforcement of such obligation, together with interest on such amount at the prime rate of JPMorgan Chase in effect on the date such payment was required to be made through the date of payment.

(e) Notwithstanding anything to the contrary in this Agreement, if in the circumstances in which Purchaser becomes obligated to pay a Termination Fee, Purchaser has not committed fraud or a knowing and intentional breach of this Agreement, then the receipt of payment of a Termination Fee pursuant to Section 8.03 shall be the sole and exclusive remedy of Seller against Purchaser for any loss or damage suffered as a result of the failure of the Closing to be consummated, and, upon payment of the Termination Fee in accordance with Section 8.03, neither Purchaser nor any of its Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01. Indemnification; Remedies. (a) From and after the Closing and subject to the limitations set forth in Section 9.01(b) and except with respect to all representations, warranties and covenants by Seller and the Company relating to Taxes (which, from and after the Closing, are covered exclusively by Article VII), Seller shall indemnify, defend and hold harmless Purchaser from and against all Losses incurred by Purchaser and its Representatives (“Purchaser Indemnified Persons“) that arise out of:

(i) any breach by Seller or the Company of its representations and warranties contained in Article II or Article III or inaccuracy in any certificate delivered by Seller or the Company pursuant to this Agreement (it being understood that when determining the existence of any such breach, such representations and warranties shall be interpreted without giving effect to the materiality or Material Adverse Effect standards imposed by Section 10.01(a) and 10.01(b));

(ii) any breach by Seller of its covenants, agreements and undertakings contained in this Agreement or any Related Document (subject to any additional limitations on liability or indemnification expressly set forth therein);

(iii) the Retained Liabilities; or

(iv) the Excluded Assets and the Liabilities related thereto.

(b) Seller’s indemnification obligation under Sections 9.01(a) and 9.06 shall be subject to each of the following limitations:

(i) Seller shall have no obligation to indemnify under Section 9.01(a)(i) unless and until the aggregate amount of all Losses incurred by the Purchaser Indemnified Persons under Section 9.01(a)(i) (other than in respect of any Fundamental Representations) calculated on a cumulative basis exceeds 1.50% of the Base Purchase Price, and then only to the extent of such excess;

(ii) Seller shall have no obligation to indemnify under Section 9.01(a)(i) for any claim where the Losses relating thereto are less than $100,000 (it being understood that such claims shall not be aggregated for purposes of the immediately preceding clause (i));

(iii) Seller shall have no obligation to indemnify under Section 9.01(a)(i) (other than in respect of any Fundamental Representations) for any amount, in the aggregate (together with any amounts recovered under Section 9.06), in excess of 15% of the Base Purchase Price (the “Cap“);

(iv) Seller shall have no obligation to indemnify under Section 9.01(a) for any Loss to the extent such Loss directly arises from a claim with respect to which an amount of any reserve or accrual has been reflected or included in the most recent audited balance sheet of the Company and its Subsidiaries included in the Financial Statements or in the calculation of Closing Date Working Capital;

(v) Each Loss shall be reduced by (A) the amount of any insurance proceeds paid to Purchaser or any Purchaser Indemnified Person with respect to such Loss (net of any out-of-pocket costs incurred to collect such amount) and (B) any indemnity, contribution or other similar payment paid to Purchaser or any Purchaser Indemnified Person by any Third Party with respect to such Loss (net of any out-of-pocket costs incurred to collect such amount); and

(vi) Each Loss shall be calculated to take into account any Tax benefit or detriment arising from the occurrence of such Loss or the receipt or accrual of any indemnity payment in respect of such Loss, in each case, to the extent such benefit or detriment is actually realized or recognized in the taxable year in which such indemnity payment is made or in a prior taxable year, the amount of such benefit or detriment to be determined by comparing the amount of the Purchaser Indemnified Person’s Tax liability taking into account the Tax benefit or detriment, or both, arising from the occurrence of such Loss or the receipt or accrual of such indemnity payment, or both, with the amount of Tax liability such Purchaser Indemnified Person would have incurred in the absence of such Tax benefit or detriment, or both; provided, however, that any Tax benefit so taken into account in respect of any Purchaser Indemnified Person shall be reduced by the amount of any out-of-pocket costs incurred by such Purchaser Indemnified Person to determine the amount of such Tax benefit.

(c) From and after the Closing and subject to the limitations set forth in Section 9.01(d), Purchaser shall indemnify, defend and hold harmless Seller from and against all Losses incurred by Seller and its Representatives (“Seller Indemnified Persons“) that arise out of:

(i) any breach by Purchaser of its representations and warranties contained in Article IV or inaccuracy in any certificate delivered by Purchaser pursuant to this Agreement (it being understood that when determining the existence of any such breach, such representations and warranties shall be interpreted without giving effect to the materiality or Purchaser Material Adverse Effect standards imposed by Section 10.01(c)); or

(ii) any breach by Purchaser of its covenants, agreements and undertakings contained in this Agreement or any Related Document (subject to any limitations on liability or indemnification expressly set forth herein).

(d) Purchaser’s indemnification obligation under Section 9.01(c) shall be subject to each of the following limitations:

(i) Purchaser shall have no obligation to indemnify under Section 9.01(c)(i) unless and until the aggregate amount of all Losses incurred by the Seller Indemnified Persons under Section 9.01(c)(i) (other than in respect of any Fundamental Representations) calculated on a cumulative basis exceeds 1.50% of the Base Purchase Price, and then only to the extent of such excess;

(ii) Except in the case of breaches of Section 4.18, Purchaser shall have no obligation to indemnify under Section 9.01(c)(i) for any claim where the Losses relating thereto are less than $100,000 (it being understood that such claims shall not be aggregated for purposes of the immediately preceding clause (i));

(iii) Purchaser shall have no obligation to indemnify under Section 9.01(c)(i) (other than in respect of any Fundamental Representations) for any amount, in the aggregate, in excess of the Cap;

(iv) Purchaser shall have no obligation to indemnify under Section 9.01(c) for any Loss to the extent such Loss directly arises from a claim with respect to which an amount of any reserve or accrual has been reflected or included in the most recent audited balance sheet of Purchaser included in the Purchaser Balance Sheet;

(v) Each Loss shall be reduced by (A) the amount of any insurance proceeds paid to Seller or any Seller Indemnified Person with respect to such Loss (net of any out-of-pocket costs incurred to collect such amount) and (B) any indemnity, contribution or other similar payment paid to Seller or any Seller Indemnified Person by any Third Party with respect to such Loss (net of any out-of-pocket costs incurred to collect such amount); and

(vi) Each Loss shall be calculated to take into account any Tax benefit or detriment arising from the occurrence of such Loss or the receipt or accrual of any indemnity payment in respect of such Loss, in each case, to the extent such benefit or detriment is actually realized or recognized in the taxable year in which such indemnity payment is made or in a prior taxable year, the amount of such benefit or detriment to be determined by comparing the amount of the Seller Indemnified Person’s Tax liability taking into account the Tax benefit or detriment, or both, arising from the occurrence of such Loss or the receipt or accrual of such indemnity payment, or both, with the amount of Tax liability such Seller Indemnified Person would have incurred in the absence of such Tax benefit or detriment, or both; provided, however, that any Tax benefit so taken into account in respect of any Seller Indemnified Person shall be reduced by the amount of any out-of-pocket costs incurred by Seller Indemnified Person to determine the amount of such Tax benefit.

SECTION 9.02. Survival of Representations and Warranties, Covenants and Agreements. (a) The right to bring claims for indemnification under Sections 9.01(a)(i) and 9.01(c)(i) shall survive until the earlier of (a) 18 months following the Closing Date and (b) 90 days after completion of the first audited financial statements that include the Company and a period on or after the Closing Date of not less than 9 months, except that claims for breach of any of the representations and warranties contained in (i) Section 3.12 (Employee Benefit Matters) shall terminate at the close of business on the fifth anniversary of the Closing Date; (ii) Sections 3.15 (Environmental Matters) and 4.10 (Environmental Matters) shall terminate at the close of business on the date that is two years after the Closing Date, and (i) Sections 2.01 (Organization; Standing), 2.02 (Authorization), 2.03 (Ownership of Shares), 2.05 (Authorization; Enforceability), 3.01 (Organization; Authority and Qualification), 3.02 (Capitalization; Subsidiaries), 3.03 (Authorization; Enforceability), 4.01 (Organization; Authority), 4.02 (Capitalization; Subsidiaries), 4.03 (Authorization; Enforceability) and 4.18 (Closed Payment System) (those representations and warranties set forth in the Sections referenced in this clause (i), collectively, the “Fundamental Representations“) shall survive indefinitely.

(b) None of the covenants and agreements contained in this Agreement shall survive the Closing, except for Sections 5.08(b) (Title Fees), 5.09(b) (Financing Matters) and 5.10 (Replacement of Guaranties) and those covenants and agreements (including Article VII (Tax Matters) and this Article IX (Indemnification)) that by their terms apply or are to be performed in whole or in part after the Closing Date.

(c) The Company shall be jointly and severally liable with Purchaser for all obligations of Purchaser under this Article IX.

(d) For purposes of the limitations on indemnity in Sections 9.01(b) and 9.01(d), any indemnification for breaches of Section 5.16 (Notice) shall be treated as if it is indemnification under Section 9.01(a)(i) or Section 9.01(c)(i), as the case may be, rather than Section 9.01(a)(ii) or 9.01(c)(ii).

SECTION 9.03. Notice of Claim; Defense. (a) If (i) any third-party institutes or asserts any claim, demand, investigation, action or proceeding (each of the foregoing, a “Proceeding“) that may give rise to Losses for which a party (an “Indemnifying Party“) may be liable for indemnification under this Article IX (a “Third-Party Claim“) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party“) shall have actual knowledge of a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim, then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying (to the extent such information is reasonable available) the nature of such claim and, if available the estimated amount of all related Liabilities, which estimate shall be subject to change (a “Claim Notice“). The Indemnifying Party shall be relieved of its indemnification obligations under this Article IX to the extent that it is materially prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice. If a Claim Notice has been given prior to the expiration of the applicable representations and warranties, then the relevant representation and warranties shall survive as to such claim until such claim has been finally resolved.

(b) In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Proceeding and shall pay the fees, charges and disbursements of such counsel. The Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Proceeding, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Proceeding and (ii) the Indemnified Parties and their counsel shall reasonably cooperate with the Indemnifying Party and its counsel in connection with such Proceeding. The Indemnifying Party shall not consent to, or enter into, any compromise or settlement of (which compromise or settlement (i) commits the Indemnified Party to take, or to forbear to take, any action or (ii) does not provide for a full and complete written release by such third party of the Indemnified Party), or consent to the entry of any judgment that does not relate solely to monetary damages that the Indemnifying Party is fully liable to the Indemnified Party for hereunder arising from, any such claim or Legal Proceeding by a third party without the Indemnified Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel and assume control of such defense or if both the Indemnifying Party and any Indemnified Party are parties to or subjects of such Proceeding and conflicts of interests exist between the Indemnifying Party and such Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Proceeding and assume control of the defense in connection with such Proceeding, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Proceeding that is entered into without its prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the Parties acknowledge that Seller shall control the defense of the Retained Liabilities.

(c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall (i) reasonably cooperate with the Indemnifying Party in connection with the defense of any Third-Party Claim and (ii) grant the Indemnifying Party and its counsel, experts and representatives reasonable access, during normal business hours, to the books, records, personnel (including as witnesses or deponents at trial and during the discovery process) and properties of the Indemnified Party to the extent reasonably related to the Claim Notice, in each case clause (i) and (ii) above, at no cost to the Indemnifying Party (other than for reasonable out of pocket expenses of the Indemnified Parties).

SECTION 9.04. Mitigation; No Duplication; Set-Off. (a) From and after the Closing, the Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which indemnification is required under this Article IX, including by making commercially reasonable efforts to mitigate, including by seeking claims against a Third Party, an insurer or otherwise.

(b) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(c) Neither Purchaser nor Seller shall have any right to set-off any unresolved indemnification claim pursuant to this Article IX against any payment due pursuant to Article I.

SECTION 9.05. Potential Contributors. If an Indemnified Party receives any payment from an Indemnifying Party in respect of Losses and the Indemnified Party could have recovered all or a part of such Losses from a Third Party based on the underlying claim or demand asserted against such Indemnifying Party, then such Indemnified Party shall, to the extent permissible by Law or the underlying agreement, transfer such of its rights to proceed against such Third Party as are necessary to permit such Indemnifying Party to recover from such Third Party the amount of such payment.

SECTION 9.06. Seller’s Environmental Indemnity. (a) Subject to Sections 9.07 and 9.08 below, Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Persons, to the extent specified below, from and against all Environmental Damages asserted against, resulting to or imposed upon or incurred by the Purchaser Indemnified Persons or any Third Party, by reason of or resulting from:

(i) an Agreed Remediation Activity; provided, however, that Seller’s indemnification obligation for Environmental Damages with respect to an Agreed Remediation Activity expires upon completion of the Agreed Remediation Activity as defined in this Agreement;

(ii) Air Compliance Penalties; provided, however, that Seller’s indemnification obligations for Environmental Damages with respect to Air Compliance Penalties shall be limited to 75% of any Air Compliance Penalties paid by Purchaser within a five-year period following Closing;

(iii) Air Compliance Costs; provided, however, that Seller’s indemnification obligations for Environmental Damages with respect to Air Compliance Costs other than Air Compliance Costs with respect to compliance with the boiler MACT rule shall be limited to 75% of any of the Air Compliance Costs incurred by Purchaser within a five-year period following Closing, and that Seller’s indemnification obligations for Environmental Damages with respect to Air Compliance Costs with respect to the boiler MACT rule shall be limited to 50% of the initial $35,000,000 of those Air Compliance Costs incurred by Purchaser within a five-year period following Closing; and

(iv) The items set forth on Section 9.06(a)(iv) of the Purchaser Disclosure Schedule; provided, however, that Seller’s indemnification obligations for Environmental Damages with respect to the items set forth on Section 9.06(a)(iv) of the Purchaser Disclosure Schedule shall be limited to 75% of any such Environmental Damages paid by Purchaser within a five-year period following Closing.

(b) In addition, Seller’s liability for Environmental Damages under this Section 9.06(a) and the right of the Purchaser Indemnified Persons to recover Environmental Damages under this Section 9.06(a) (together with any amounts recovered under Section 9.01(a)(i)) shall be limited to and shall in no circumstances exceed the Cap.

(c) Notwithstanding the foregoing provisions of this Section 9.06, Seller shall have no obligation to Purchaser with respect to any Environmental Damages unless a Claim Notice is given in accordance with Section 9.03 within 3 years of the Closing Date.

SECTION 9.07. Procedures for Purchaser Control of Matters Covered by Seller Environmental Indemnification Provision. (a) In situations where Purchaser has Control of any of the matters specifically identified under the Seller’s Environmental Indemnity provision in Section 9.06 above and in the event any claim under Section 9.01(a) relates to Section 3.15 (all of the foregoing collectively the “Seller Environmental Indemnity Matters“), Purchaser shall and shall cause all Purchaser Indemnified Persons to:

(i) consult with Seller in advance of issuing any material documents, attending any material meetings or hearings or taking any material step or action in relation to the relevant activities;

(ii) provide Seller with reasonable notice of and a reasonable opportunity to attend any meetings or hearings or the carrying out of any activities with respect to any such Seller Environmental Indemnity Matters (and to provide Seller with split samples if Seller so requires);

(iii) provide to Seller any documents, information, assistance or site access which Seller may reasonably request;

(iv) provide Seller with a reasonable opportunity to audit costs incurred with respect to such Seller Environmental Indemnity Matters;

(v) implement the lowest cost alternative available consistent with applicable Environmental Laws, as described in Section 9.08 below; and

(vi) comply with any other reasonable request of Seller;

(b) provided, that Seller may designate in writing to Purchaser an authorized representative to participate in and oversee such Seller Environmental Indemnity Matters on Seller’s behalf.

(c) Each Party shall comply with reasonable requests of the other Party for arrangements to maintain confidentiality or privilege under this Agreement.

SECTION 9.08. Standard for Seller Environmental Indemnity Matters. (a) Any claim for indemnification under this agreement by Purchaser with respect to a Seller Environmental Indemnity Matter shall be limited to the lowest cost alternative available on the basis of the minimum necessary to (i) comply with any settlement or resolution with the relevant Governmental Entity of the Air Compliance Matters; or (ii) to comply with Environmental Laws as enforced in relation to the relevant Environmental Condition, where no such settlement or agreement is reached. Taking no action shall constitute an acceptable lowest cost alternative if, after investigation, taking no action is determined to be consistent with or otherwise allowed under applicable Environmental Laws and such inaction is not prohibited by relevant Governmental Entities. Notwithstanding the limitation above that a Party utilize the lowest cost alternative available, any Remediation Activity shall only be considered the lowest cost alternative available to the extent that it does not, to the extent practicable, materially, or unreasonably interfere with the operating of the Business at the relevant facility or Real Property in substantially the same manner as the Business is being conducted as of the Closing.

(b) Notwithstanding anything herein to the contrary, the Purchaser Indemnified Persons shall not be entitled to claim or seek indemnity or defense under this Agreement to the extent that the relevant Environmental Damages arise out of or are increased by:

(i) any development, modification, or change of use by Purchaser Indemnified Persons after Closing in relation to all or part of the relevant Real Property and/or any of the facilities, structures, plants or equipment at the Real Property or the operations of the Company’s business to a use other than the continued manufacture of pulp and paper and the continuation or the current related support activities chemicals; or

(ii) any temporary or permanent cessation of any operations or other closure by Purchaser Indemnified Persons of the relevant Real Property and/or any of the facilities, structures, plants, equipment at the Real Property after Closing.

SECTION 9.09. Exclusive Remedy. From and after the Closing, the exclusive remedy of the Purchaser Indemnified Persons and the Seller Indemnified Persons in connection with this Agreement and the transactions contemplated hereby (whether under this contract or arising under common law or any other Law) shall be as provided in this Article IX, except as otherwise specified in Sections 1.04 and 7.01 and except for common law intentional fraud claims. Furthermore, the limited rights provided to the Seller Indemnified Persons and the Purchaser Indemnified Persons pursuant to this Agreement shall be each Person’s exclusive remedies against Purchaser and Seller, as applicable, for any Environmental Conditions arising prior to the Closing regardless of who caused such Environmental Conditions. To the fullest extent allowed by applicable Law, subject to the occurrence of the Closing, Seller (on behalf of itself and any Seller Indemnified Persons) and Purchaser (on behalf of itself and any Purchaser Indemnified Persons) hereby waives and releases (regardless of the negligence or fault, sole or otherwise, of the Person being released) any and all other rights and remedies (whether existing or future, and of whatsoever nature), it may have at law or in equity against Purchaser or Seller, as applicable, with respect to any Environmental Conditions existing prior to Closing.

SECTION 9.10. Limitation on Remedies. Notwithstanding anything to the contrary in this Agreement, under no circumstances may a Party recover exemplary, punitive, treble, special, indirect, consequential, remote or speculative damages, lost profits or internal costs, provided, however, if (i) any Indemnified Party is held liable to a Third Party for any of such damages and the Indemnifying Party is obligated to indemnify the Indemnified Party for the matter that gave rise to such damages pursuant to this Agreement, then the Indemnifying Party shall be liable for and obligated to reimburse the Indemnified Party for such damages and (ii) in the case of special, indirect and consequential damages, if incurrence of such damages would have been reasonably foreseeable by the Indemnifying Party, then the Indemnifying Party shall be liable for and obligated to reimburse the Indemnified Party for such damages.

SECTION 9.11. Gross-Up for Post-Closing Payments. Notwithstanding anything herein to the contrary, from and after Closing, if Seller is entitled to any payments for Losses pursuant to this Article IX and Article VII (taking into account the limitations therein), the amount required to be paid to Seller shall be equal to the amount of such payment, multiplied by the Gross-Up Ratio.

SECTION 9.12. Treatment of Indemnity Payments. The Parties agree to treat all indemnity payments under this Agreement as adjustment to the purchase price for the Shares for Tax purposes.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Representations and Warranties. (a) For purposes of determining whether any representation or warranty of Seller contained in Article II is untrue or incorrect for any purpose under this Agreement, or whether Seller shall have breached any such representation or warranty as a result of any such untruth or incorrectness for any purpose under this Agreement (for the avoidance of doubt, in each case, including for the purpose of determining whether such representation or warranty is true and correct when made and for purposes of determining whether such representation or warranty can be made on and as of the Closing or as of the date specified therein), but, in all cases, not for purposes of determining whether or not a breach of a representation or warranty has occurred for purposes of Article IX, the following standards shall apply:

(i) any representation and warranty contained in Sections 2.01 (Organization; Standing) 2.02 (Authorization), 2.04 (No Conflicts; Required Filings and Consents), 2.05 (Authorization; Enforceability) or 2.07 (Brokers; Finders and Investment Bankers) shall be deemed to be untrue and incorrect only if such representation and warranty is untrue or incorrect in any material respect; and

(ii) any representation and warranty contained in Sections 2.03 (Ownership of Shares) shall be deemed to be untrue and incorrect if such representation and warranty is untrue or incorrect in any respect.

(b) For purposes of determining whether any representation or warranty with respect to the Company contained in Article III is untrue or incorrect for any purpose under this Agreement, or whether Seller shall have breached any such representation or warranty as a result of any such untruth or incorrectness for any purpose under this Agreement (for the avoidance of doubt, in each case, including for the purpose of determining whether such representation or warranty is true and correct when made and for purposes of determining whether such representation or warranty can be made on and as of the Closing or as of the date specified therein), but, in all cases, not for purposes of determining whether or not a breach of a representation or warranty has occurred for purposes of Article IX, the following standards shall apply:

(i) any such representation and warranty (other than those referred to in clause (ii) or (iii) below) shall be deemed to be untrue or incorrect only if the fact, circumstance, change or event that resulted in such untruth or incorrectness, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article III (other than those referred to in clause (ii) or (iii) below), has had or would be reasonably likely to have a Company Material Adverse Effect (disregarding for this purpose any reference to materiality or Company Material Adverse Effect contained in any such representation or warranty);

(ii) any representation and warranty contained in Sections 3.01 (Organization; Authority and Qualification), 3.02 (Capitalization; Subsidiaries), 3.03 (Authorization; Enforceability), 3.04 (No Conflicts; Required Consents and Filings), 3.16(f) (non-compete covenants), or 3.23 (Brokers; Finders and Investment Bankers) shall be deemed to be untrue and incorrect only if such representation and warranty is untrue or incorrect in any material respect (disregarding for this purpose any reference to materiality or Company Material Adverse Effect contained in any such representation or warranty); and

(iii) any representation and warranty contained in Section 3.07(a) (Absence of a Company Material Adverse Effect) shall be deemed to be untrue and incorrect if such representation and warranty is untrue or incorrect in any respect.

(c) For purposes of determining whether any representation or warranty with respect to Purchaser contained in Article IV is untrue or incorrect for any purpose under this Agreement, or whether Purchaser shall have breached any such representation or warranty as a result of any such untruth or incorrectness for any purpose under this Agreement (for the avoidance of doubt, in each case, including for the purpose of determining whether such representation or warranty is true and correct when made and for purposes of determining whether such representation or warranty can be made on and as of the Closing or as of the date specified therein), but, in all cases, not for purposes of determining whether or not a breach of a representation or warranty has occurred for purposes of Article IX, the following standards shall apply:

(i) any such representation and warranty (other than those referred to in clause (ii) or (iii) below) shall be deemed to be untrue or incorrect only if the fact, circumstance, change or event that resulted in such untruth or incorrectness, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article IV (other than those referred to in clause (ii) or (iii) below), has had or would be reasonably likely to have a Purchaser Material Adverse Effect (disregarding for this purpose any reference to materiality or Purchaser Material Adverse Effect contained in any such representation or warranty);

(ii) any representation and warranty contained in Sections 4.01 (Organization; Authority and Qualification), 4.02 (Capitalization; Subsidiaries), 4.03 (Authorization; Enforceability), 4.04 (No Conflicts; Required Consents and Filings), 4.15 (Brokers; Finders and Investment Bankers) or 4.18 (Closed System) shall be deemed to be untrue and incorrect only if such representation and warranty is untrue or incorrect in any material respect (disregarding for this purpose any reference to materiality or Purchaser Material Adverse Effect contained in any such representation or warranty); and

(iii) any representation and warranty contained in Section 4.06(a) (Absence of a Purchaser Material Adverse Effect) shall be deemed to be untrue and incorrect if such representation and warranty is untrue or incorrect in any respect.

SECTION 10.02. Certain Definitions. (a) For purposes of this Agreement, the terms:

“Affiliate“ as applied to any Person, means any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person.

“Agreed Remediation Activity“ shall be limited to completion of the following remediation activities as specified below:

(i) Removal of, or installation of an asphalt cap over, the identified area of petroleum contaminated soil at the Carry Lift Area at the Niagara Facility; and

(ii) Removal of pulp stock material accumulated in the vault as a result of releases of pulp stock near the #14 Paper Machine at the Wisconsin Rapids Facility, and implementation of repairs needed to prevent further such releases.

“Air Compliance Costs“ means any capital expenditures, legal or expert consulting fees, incurred specifically to achieve compliance with, settlement or other resolution of the Air Compliance Matters.

“Air Compliance Matters“ means (i) the action taken by the United States Environmental Protection Agency, State or local Governmental Authorities, with respect to: (a-) the Notices of Violations (“NOV”) and Findings of Violation issued to the Wisconsin Rapids facility alleging that the facility failed to comply with the Prevention of Significant Deterioration (“PSD”) and New Source Review (“NSR”) provisions of the Clean Air Act, (b) the NOV issued with respect to the Niagara facility alleging that the facility failed to comply with PSD, NSR provision of the Clean Air Act, and (c) the NOV issued in June 2004 regarding alleged compliance issues with respect to certain standards for volatile organic carbon emissions at the Biron and Whiting facilities, and the subsequent notice of violation issued by the Wisconsin DNR for an alleged violation of a VOC emission limit on Biron TMP line and (4) actions related to the potential compliance with boiler MACT, and (ii) the final boiler MACT rule as it is promulgated by the United States Environmental Protection Agency after Closing.

“Air Compliance Penalties” means any fines or penalties paid to Governmental Authorities as part of a settlement or agreement that resolves in whole or part any of the Air Compliance Matters, other than the boiler MACT rule, but does not in any event include legal or consulting fees, or any other types of costs or expenses related to the defense or resolution of any of the Air Compliance Matters.

“Bridge Loan“ means the loan to be made by Seller to the Company after the date hereof but prior to the Closing the proceeds for which shall fund the unwinding of the repurchase transaction contemplated by the Subscription Agreement between the Company and SEDEL LLC dated as of June 19, 2002 and the documents related thereto.

“Business“ means the manufacture and sale of paper products (and related activities, including the production of pulp and power) as currently conducted by the Company and its Subsidiaries as of the date hereof.

“Business Day“ means any day other than a Saturday, a Sunday or a day on which banks in the City of New York are authorized or obligated by Law to close.

“Canadian Company Plan“ means each Company Plan in respect of individuals who are or were employed in Canada by the Company or any of its Subsidiaries including, for greater certainty, each severance and termination pay, hospitalization, health and other medical benefits, life and other insurance, dental, vision, legal, long-term and short-term disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, employee assistance and pension, retirement and supplemental retirement plans, programs and agreements (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), except that the term “Canadian Company Plans” shall not include any statutory plans with which the Company or any Subsidiary is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers’ compensation and workers’ safety and employment insurance legislation.

“Canadian Company Pension Plan“ means a Canadian Company Plan that is a “registered pension plan” as that term is defined in subsection 248(1) of the Income Tax Act (Canada).

“Code” means the United States Internal Revenue Code, as amended.

“Company Material Adverse Effect“ means a material adverse effect on (i) the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), the term “Company Material Adverse Effect” shall not be deemed to include any adverse effects to the extent resulting from (A) the announcement, execution or the existence of, or compliance with, this Agreement (excluding compliance with undertakings to assure operation in the ordinary course of business pursuant to Section 5.01) and the consummation of the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders or employees), (B) taking any action outside of the ordinary course of business required by this Agreement, or taking or not taking any actions outside ordinary course of business at the written request of, or with the written consent of, Purchaser (excluding compliance with undertakings to assure operation in the ordinary course of business pursuant to Section 5.01), (C) changes in interest or exchange rates or general economic conditions, (D) changes in pulp prices, wood prices, paper prices, commodity prices and other economic conditions in or affecting the industries or markets in which the Company and its Subsidiaries operate, (E) changes in any applicable Law, GAAP or IFRS or interpretation thereof or (F) any acts of God (including earthquakes, hurricanes, tornados or other natural disasters), acts of war, armed hostilities, sabotage or terrorism, whether commenced before or after the date hereof; provided, however, that with respect to clauses (C), (D), (E) and (F), such effect does not disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) or the Business as compared to businesses of similar size operating in the same industry in which the Company and its Subsidiaries operation; or (ii) the ability of the Company or Seller to consummate the transactions as contemplated by this Agreement.

“Competition Act (Canada)“ means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended.

“Contract“ means any contract (written or oral), undertaking, commitment, lease, mortgage, indenture, arrangement, plan or other legally binding agreement or understanding.

“Control“ and its correlative meanings, “Controlling“ and “Controlled“, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Environment“ means soil, land, surface or subsurface strata, surface waters, ocean waters, wetlands, groundwater, ambient air, indoor air, plant and animal life, and natural resources;

“Environmental Claim“ means any complaint, summons, citation, notice of violation, order, claim, action, or judicial or administrative proceeding alleging or pertaining to material violations of any Environmental Laws or any actual or potential material liability with respect to use, management or Releases of Hazardous Materials.

“Environmental Conditions“ means any: (i) Site Contamination; (iii) Non-compliance; and (iii) Hazardous Materials Liability.

“Environmental Damages“ shall mean damages, natural resource damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys’ fees, disbursements and expenses, and costs and expenses of monitoring, investigations, remediation, restoration and clean up required arising under applicable Environmental Laws in connection with Environmental Conditions excluding, specifically, lost profits, loss in value of assets or shares, or indirect or consequential, exemplary damages or internal costs of Purchaser Indemnified Persons unless such damages are assessed by a Third Party against the Purchaser Indemnified Persons.

“Environmental Laws“ means any applicable Law as in effect on or prior to the Closing Date relating to (A) pollution, cleanup, preservation or protection of the Environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA“), 42 U.S.C. 9601 et seq., as amended, the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., as amended; the Clean Air Act, 42 U.S.C. 7401 et seq., as amended; the Clean Water Act, 33 U.S.C. 1251 et seq., as amended; and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment; (B) any Release or threatened Release, including investigation, assessment, response, testing, monitoring and abatement of such Release or threatened Release; and (C) exposure to or management, use, generation, handling, treatment, storage or disposal of any Hazardous Materials

“Environmental Permit“ means any permit, consent, approval, license, or other authorization required under any applicable Environmental Law.

“FERC“ means the U.S. Federal Energy Regulatory Commission and any successor agency.

“FPA“ means the Federal Power Act, as amended, codified at 16 U.S.C. §§ 791a et seq., and the regulations adopted thereunder as of the effective date of this Agreement.

“GAAP“ means United States generally accepted accounting principles.

“Governmental Entity“ means any United States (federal, state, or local), Canadian (federal, provincial, or local), or foreign government, or any body, court, tribunal, arbitrator, arbitral panel, authority, agency, commission, department, division, official, or other instrumentality of any country, state, county, city, or other political subdivision or similar governing entity, including any legislative, executive, judicial, administrative, regulatory, governmental, or quasi-governmental entity administering, regulating, or having general oversight or having jurisdiction or regulatory authority in relation to any of the transactions contemplated hereby.

“Gross-Up Ratio“ means the product of a fraction, the (i) numerator of which is 1 and (ii) the denominator of which is the amount equal to (a) 1 minus (b) the percentage of the issued and outstanding equity of Holdco owned by Seller at the time of the actual wire transfer of the payment to which the Gross-Up Ratio is being applied.

“Hazardous Materials“ means any pollutant, contaminant, material, substance or waste classified, listed or regulated as hazardous substances, hazardous wastes, hazardous materials, extremely hazardous wastes, restricted hazardous substances, or toxic substances under any Environmental Law, including without limitation petroleum and any fraction thereof, asbestos and asbestos-containing-material, radon, toxic mold, urea-formaldehyde and polychlorinated biphenyls.

“Hazardous Materials Liability“ means any Losses, including with respect to Remediation Activities, arising under applicable Environmental Laws from the management, use, transportation, treatment, storage disposal, Release or threatened Release of Hazardous Materials generated by (i) the operations of any Company or the Business; (ii) the operations of any facilities, equipment, or real or personal property currently or formerly owned and/or operated by Seller, as applicable, in connection with the Business or the Companies.

“IFRS“ means the International Financial Reporting Standards.

“Indebtedness“ of any Person means, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its Subsidiary or guaranteed by such Person or its Subsidiary: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), (iv) all obligations under indentures or arising out of any financial hedging arrangements, (v) all obligations for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business consistent with past practice) and (vi) all obligations as lessee that would be required to be capitalized in accordance with GAAP. In addition, “Indebtedness” shall include, without duplication of other amounts included in Indebtedness, to the extent not fully paid before Closing (or at the Closing with funds (A) not included as cash of the Company in the Closing Date Net Indebtedness and (B) not provided by Purchaser on behalf of the Company or Seller), all amounts owing (whether or not then due and payable) by the Company or any of its Subsidiaries as out-of-pocket advisory, broker, legal, investment banking and other professional fees incurred with respect to periods before the Closing in connection with the transactions contemplated by this Agreement (other than amounts expressly required to be borne by Purchaser by this Agreement, including Sections 5.08(b) and 5.09(b)). For the avoidance of doubt, (x) the Sale Lease-Back is treated as an operating lease under GAAP and will not be considered “Indebtedness” for purposes of this Agreement and (y) underfunded liabilities under the Company and its Subsidiaries pension funds and retiree medical plans will not be considered “Indebtedness” for purposes of this Agreement. In the event a new restructuring is implemented after December 31, 2006 by the Company or any of its Subsidiaries, then any current portion of any provision for such restructuring that would be included in the combined balance sheet of the Company and its Subsidiaries as of the Closing Date, determined in accordance with the same methodology as the audited balance sheet as of December 31, 2006 included in the Company Disclosure Schedule, shall be deemed to be Indebtedness as of the Closing Date.

“Initiation Date“ shall mean the first Business Day following the date on which the conditions set forth in Section 6.02 have been satisfied (other than conditions that by their nature can only be satisfied at the Closing, including Sections 6.02(e), (f) and (g)); provided, that the Initiation Date shall not occur on any date earlier than the date upon which Seller or the Company notifies Purchaser in writing that all of the conditions to the Initiation Date have occurred.

“Intellectual Property Rights“ means all rights in and to any of the following existing in the United States and foreign jurisdictions: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including without limitation all extensions, modifications and renewals of same; (ii) all patents, registrations, and applications therefor, including without limitation divisions, continuations, continuations-in-part and renewal applications, and including without limitation renewals, extensions and reissues; (iii) confidential and proprietary information, trade secrets and know-how, including without limitation processes, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists; (iv) foreign and domestic published and unpublished works of authorship, whether copyrightable or not (including, but not limited to, computer software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (vi) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including without limitation rights to recover for past, present and future violations thereof

“Investment Canada Act“ means the Investment Canada Act (Canada), R.S., 1985, c. 28 (1st Supp.), as amended.

“Knowledge of Purchaser“ means, with respect to the matter in question, if any of the executive officers of Purchaser has, or would reasonably be expected to have after conducting a reasonable investigation, actual knowledge of the matter.

“Knowledge of Seller“ means, with respect to the matter in question, if any of Markus Rauramo, Erkki Autio, Hannu Ryöppönen, Anders Bergkvist, John F. Gillen, Russell P. Wanke, Carl H. Wartman, Dale E. Bikowski, Dawn E. Neuman, Tor Suther, Edwin J. Buehler, Hannu A. Kasurinen, Peter Mersmann, James D. Weinbauer, Timothy E. Laatsch, Scott F. Lapinski, Annabeth Reiter, Claus Wich, Thomas E. Scharff, Frederic J. Souba, Jr., Donald J. Wachowiak, Patrick T. Moore, Mark G. Swenson, John N. Reichert, Martin E. Munce and Greg P. Maule, has, or would reasonably be expected to have after conducting a reasonable investigation, actual knowledge of the matter.

“Laws“ means all laws, statutes, common law ordinances, codes, rules, regulations, orders, decrees, judgments, court decisions, writs, injunctions, consent decrees, rulings, policies, guidelines, executive orders, and other pronouncements by or requirements of a Governmental Entity having the force or effect of law, including the common law, and including, without limitation, the Occupational Safety and Health Act, 29 U.S.C. 655 et seq., and the Occupational Health and Safety Act (Nova Scotia) and all other legislation of any jurisdiction dealing with any of the subject matter of that Act or with any aspect of the health or safety of employees.

“Legal Proceedings“ means any demand, claim, action, suit, lawsuit, litigation or other legal or administrative proceeding (whether at law or in equity) or arbitration.

“Lien“ means any lien, encumbrance, mortgage, deed of trust, security interest, easement, pledge, assessment, lease, levy, charge, transfer restriction, option, preemptive right or other third-party right of any kind (including a right of first offer or first refusal).

“Losses“ means any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a Third Party with respect thereto and reasonable attorneys’ fees and expenses).

“Marketing Period“ means the first period of 21 consecutive calendar days after the Initiation Date throughout and at the end of which (A) Purchaser and its Financing sources shall have the Required Information, (B) the Required Information that is applicable to the first day of the Marketing Period is as of and for the same periods as such information applicable to the last day of the Marketing Period and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.02 to fail to be satisfied assuming the Closing were to be scheduled on the final day of the Marketing Period; provided, that such period shall not include any period that includes any of the periods from and including December 15, 2007 through and including January 1, 2008, February 15, 2008 through and including March 23, 2008 or August 16, 2008 through and including September 1, 2008; and provided further, that the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated; and provided, further, that, (i) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, the Company’s auditor shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, (ii) if the Marketing Period has not ended on or prior to December 17, 2007, the Marketing Period shall commence no earlier than January 3, 2008, (iii) if the Marketing Period has not ended on or prior to August 19, 2008, the Marketing Period shall commence no earlier than September 3, 2008 and (iv) that the Marketing Period shall not be deemed to have commenced if there shall exist a Title Defect which has not been waived by Purchaser. Notwithstanding the foregoing, if the financial statements included in the Required Information that is available to Purchaser on the first day of any such 21-calendar-day period would not be sufficiently current on any day during such 21-calendar-day period to permit (I) a registration statement using such financial statements to be declared effective by the SEC on the last day of such 21-calendar-day period or (II) the Company’s auditor to issue a customary comfort letter (in accordance with its normal practices and procedures) on the last day of such 21-calendar-day period, then a new 21-calendar-day period, subject to the conditions set forth in clauses (A) through (C) above, shall commence upon Purchaser receiving updated Required Information that would be sufficiently current to permit the actions described in clauses (I) and (II) of this sentence on the last day of such 21-calendar-day period.

“Net Indebtedness“ means the aggregate amount of all (i) Indebtedness, plus (ii) all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other agreed payment obligations of the Company and its Subsidiaries (without any double counting) that would arise (whether or not then due and payable) if the aggregate amount of all Indebtedness of the Company and its Subsidiaries were prepaid in full on the Closing Date (including, without limitation, if any item of Indebtedness cannot be repaid on or before the Closing Date (e.g., as a result of an irrevocable advance notice requirement), all interest on and other accretion of such item that occurs between the Closing Date and the earliest date that repayment may occur (e.g., if notice were delivered on the Closing Date) and all out of pocket fees and expenses incurred in connection with repayment of Indebtedness of the Company and its Subsidiaries, whether or not due and payable, including, without limitation, any amounts owing to any trustee or advisors, but without double-counting with any amounts included in Indebtedness, plus any transaction-related payments payable by the Company as of or after the Closing to any employee of the Company or any employee of any Affiliate of the Company relating to the transactions contemplated herein (for the avoidance of doubt, this reference to transaction-related payments to employees refers to single-trigger pay-outs based on the occurrence of the Closing and not to any double trigger change-in-control obligations, retention payments based on remaining employed for a period after the Closing or payments triggered by termination of such employee from and after the consummation of the Closing), plus (iii) the amount owed by the Company under the Bridge Loan (plus all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other agreed payment obligations of the Company and its Subsidiaries pursuant thereto) (without any double counting), minus (iv) all “cash and cash equivalents” (determined in accordance with GAAP).

“Non-compliance“ means a violation of an applicable Environmental Law, including, without limitation, violations (a) asserted either (i) in writing by a Governmental Entity or (ii) in a “citizen suit” filed by a non-Governmental Entity under the citizen suit provisions of any Environmental Law or (b) accepted and/or agreed to by Seller and Purchaser.

“Permitted Liens“ means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, or that are being contested by appropriate proceedings in good faith and for which adequate reserves in accordance with GAAP have been established, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens arising in the ordinary course of business and in each case securing obligations (A) not more than 60 days past due and (B) in any amount less than $25,000, individually, and $250,000, in the aggregate, (iii) other Liens or imperfections of title not securing payment of money to or on real or personal property, whether arising before or after the date hereof, that do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon provided that such Laws do not materially or adversely affect or impair the existing usage of the Real Property, (v) Liens created by this Agreement or any of the Related Documents, or in connection with the transactions contemplated hereby, or by the actions of Purchaser, (vi) Liens securing Indebtedness reflected in the Final Closing Date Net Indebtedness and (vii) Liens set forth in Section 10.02(a) of the Company Disclosure Schedule.

“Person“ means any individual, corporation, partnership, limited liability company, joint venture, Governmental Entity or instrumentality, or any other entity.

“Pre-Closing Tax Period“ shall mean a Tax period or portion thereof ending on or before the Closing Date and, with respect to any Tax period that includes but does not end on the Closing Date, the portion of the Tax period that ends on and includes the Closing Date.

“Pre-Closing Tax Period Taxes“ means any Taxes attributable to the Pre-Closing Tax Period.

“Purchaser Material Adverse Effect“ means a material adverse effect on (i) the business, results of operations or financial condition of Holdco, Purchaser and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), the term “Purchaser Material Adverse Effect” shall not be deemed to include any adverse effects to the extent resulting from (A) the announcement, execution or the existence of, or compliance with, this Agreement (excluding compliance with undertakings to assure operation in the ordinary course of business pursuant to Section 5.02) and the consummation of the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders or employees), (B) taking any action outside of the ordinary course of business required by this Agreement, or taking or not taking any actions outside ordinary course of business at the written request of, or with the written consent of, Seller (excluding compliance with undertakings to assure operation in the ordinary course of business pursuant to Section 5.02), (C) changes in interest or exchange rates or general economic conditions, (D) changes in pulp prices, wood prices, paper prices, commodity prices and other economic conditions in or affecting the industries or markets in which Holdco, Purchaser and its Subsidiaries operate, (E) changes in any applicable Law, GAAP or interpretation thereof or (F) any acts of God (including earthquakes, hurricanes, tornados or other natural disasters), acts of war, armed hostilities, sabotage or terrorism, whether commenced before or after the date hereof; provided, however, that with respect to clauses (C), (D), (E) and (F), such effect does not disproportionately adversely affect Purchaser and its Subsidiaries (taken as a whole) as compared to businesses of similar size operating in the same industry in which the Company and its Subsidiaries operation; or (ii) the ability of Purchaser to consummate the transactions as contemplated by this Agreement.

“Related Documents“ means the Securityholders Agreement, the Guarantee, the Transition Services Agreement, the Intellectual Property Agreement, the Pulp Supply Agreement, the Holdco Note, the Corenso Agreements and each other agreement, certificate or document relating to this Agreement or the transactions contemplated hereby.

“Release“ means any spilling, leaking, pumping, pouring, emitting, discharging, injecting, leaching, dumping, disposing, or other release at, in, on, into or onto the Environment, including, without limitation, the abandonment or discard of barrels, containers, tanks or other receptacles.

“Remediation Activities“ means the investigation, monitoring, correction and remediation of an Environmental Condition, including but not limited to soil and groundwater sampling, activities associated with the construction, operation or maintenance of remediation or treatment equipment and systems, excavation and/or treatment of contaminated soil, groundwater and free product, measures to contain, monitor or limit contamination or other works in relation to any Environmental Condition.

“Representatives“ shall mean, with respect to any Person, its Affiliates and such Person’s and its Affiliates’ officers, directors, employees, outside advisors and other agents.

“Retained Liabilities“ means those matters identified on Section 10.02(a)(i) of the Company Disclosure Schedule, including any proceedings arising from or related thereto.

“Settlement Proposal“ means those Settlement Proposals set forth on Section 3.13(a)(ii) of the Company Disclosure Schedule.

“Site Contamination“ means environmental pollution, contamination, degradation, damages, exposure or injury to property caused by, relating to, arising from, or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, presence, Release, threatened Release or emission of any Hazardous Materials at, on, or underlying any of the Real Property and/or any of the facility, structures, plant or equipment at the Real Property or any other property, facilities or assets currently or formerly owned, leased or otherwise used by any Company or the Business.

“Solvent“ means, with respect to any Person, that as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, (i) “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary“ means, as to any Person, any other Person (i) of which such Person directly or indirectly owns, securities or other equity interests representing 50% or more of the aggregate voting power or (ii) of which such Person possesses the right to designate or elect, or has designated, 50% or more of the directors or Persons holding similar positions.

“Target Working Capital“ means an amount equal to $268,900,000.

“Tax“ means, however denominated, (x) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer Taxes, inventory, capital stock, license, payroll, employment, employment insurance, Canada or Quebec pension plan, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by the United States, Canada or any foreign, state, provincial, local or other applicable jurisdiction.

“Tax Asset“ means any net operating loss, net capital loss, investment Tax credit, or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes).

“Tax Refund“ means a refund of Tax, credit against Tax, return of a deposit relating to Tax, or other similar payment, together with any interest thereon and additions thereto.

“Tax Return“ means any report, return, document, declaration or other information or filing (including any amendments, elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to any taxing authority or jurisdiction (foreign or domestic) or other Person with respect to Taxes.

“Third Party“ means a party other than Seller, the Company or Purchaser or their Affiliates.

“Timberlands“ means all real property which is forest land which the Company or any of its Subsidiaries uses or has a right to use to grow and harvest timber for use in its business.

(b) In this Agreement, unless the contrary intention appears: (a) a reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement and references to this Agreement include any recital in, Schedule or Exhibit to, this Agreement; (b) the Schedules and Exhibits form an integral part of and are hereby incorporated by reference into this Agreement; (c) headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement; (d) unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa; (e) any agreement referred to herein shall mean such agreement as amended, supplemented and modified as of the Closing Date, or thereafter, to the extent permitted by the applicable provisions thereof, and shall include all annexes, exhibits, schedules and other documents or agreements attached thereto; (f) a reference to a statute, ordinance, code or other law includes regulations under it, and unless otherwise stated refers to a law of the United States or a State thereof; (g) the words hereof, herein, hereinabove, and words of similar meanings shall refer to this Agreement as a whole and not to any particular Article, section or paragraph; and (h) the words “include”, “includes” and “including” are not limiting.

SECTION 10.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier or by facsimile (with confirmation copies delivered personally or by courier on or before the third Business Day after such facsimile delivery) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser or if to the Company after Closing:	NewPage Holding Corporation c/o NewPage Corporation 8540 Gander Creek Drive Miamisburg, OH 45342 Attention: General Counsel Facsimile: (937) 242-9459

With a copy to:	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Stuart D. Freedman, Esq. Robert Goldstein, Esq. Facsimile: (212) 593-5955

If to Seller or if to the Company prior to Closing:	Stora Enso Oyi Kanavara 1 P.O. Box 309 Fin-00101 Helsinki, Finland Attention: Erkki Autio Facsimile: 358 20 46 131

With a copy to:	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Attention: Ethan A. Klingsberg, Esq. David S. Berg, Esq. Facsimile: (212) 225-3999

Copies to be sent as indicated above shall be courtesy copies and failure to deliver any such courtesy copies shall not invalidate any notice properly delivered to Purchaser, Company or Seller as set forth above.

SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 10.05. Entire Agreement; Assignment; Execution. This Agreement, together with the Confidentiality Agreement, the Joint Defense Agreement and the Related Documents, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned and no obligations hereunder may be transferred by any Party, provided, however, that Purchaser may transfer any of its rights and obligations to any Affiliate of Purchaser and Purchaser may pledge rights hereunder as collateral to support the Financing, but no such transfer or assignment shall relieve Purchaser of any of its obligations hereunder. Any attempted assignment or transfer which does not comply with the provisions of this Section 10.05 shall be null and void ab initio. This Agreement shall be binding upon a Party hereto only upon the manual execution and delivery (which delivery may be by telecopy or facsimile or electronic mail) of a signature page to a counterpart hereto.

SECTION 10.06. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party, its successors in interest and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 10.07. Amendment. This Agreement may not be amended except by an instrument in writing signed by Seller, the Company and Purchaser.

SECTION 10.08. Waiver. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Seller, the Company and Purchaser. The failure or delay of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 10.09. Governing Law; Jurisdiction; Specific Performance. (a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without reference to any conflict of law principle that might result in the application of the law of any other jurisdiction.

(b) Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 10.03 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby or thereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally (i) waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such litigation or proceeding, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 10.09, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by law, that the litigation in any such court is brought in an inconvenient forum and (ii) agrees not to commence any action, claim, cause of action or suit, in contract, tort or otherwise arising out of this Agreement and the transactions contemplated hereby and thereby other than in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County. The Parties intend that any judgment of either such court shall be enforceable in all other jurisdictions. Each of the Parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all rights to trial by jury in connection with any litigation or proceeding arising out of this Agreement or the transactions contemplated hereby.

(c) Each Party shall be entitled to specific performance and other applicable equitable relief in the event of any breach or threatened breach of this Agreement by another Party. This right shall not be limited or prejudiced by any provisions in Section 8.03 relating to monetary damages.

SECTION 10.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11. Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Agreement to be duly executed and delivered as of the date and year first above written.

STORA ENSO OYJ

By:	/s/ Jouko Karvinen
Name:
Title:

STORA ENSO NORTH AMERICA, INC.

By:	/s/ Jouko Karvinen
Name:
Title:

NEWPAGE HOLDING CORPORATION

By:	/s/ Mark A. Suwyn
Name:
Title:

87